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REGISTRANT'S NAME Investor

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 1 6 2007

THOMSON FINANCIAL

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FILE NO. 82- 34698

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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investor

ANNUAL REPORT 2006

HIGHLIGHTS OF 2006

- Investor's net asset value increased from SEK 134 bn. to SEK 159 bn. (SEK 208 per share). Read more on page 8.
- The total return on Investor shares was 24 percent. Read more on page 6.
- Leverage was 0 percent on December 31, 2006.
- The board proposes a dividend to shareholders of SEK 4.50 per share.

DEVELOPMENT OF NET ASSET VALUE


200
150
100
50
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Net asset value including reinvested dividends, SEK bn.
Net asset value, SEK bn.

HIGHLIGHTS OF 2006

GEOGRAPHIC MARKETS

- The Core Investments business area had an impact of SEK 30 bn. on Investor's income for the year. Read more on page 8.
- Husqvarna was spun out of Electrolux and is now a Core Investment. Read more on page 19.
- LogicaCMG (U.K.) made a public offer for the total shares outstanding in WM-data, which Investor accepted. Read more on page 14.
- In the third quarter, MAN (Germany) made a public offer for the total shares outstanding in Scania, which Investor rejected. The bid was withdrawn in January 2007. Read more on page 2.
- Shares were acquired in Electrolux, Husqvarna and Scania. Read more on page 8.



- The Operating Investments business area had an impact of SEK –1.9 bn. on Investor's income for the year. Read more on page 8.
- During the year, Gambro was added to the business area. As of June 2006, Gambro is owned by Investor (49%) and EQT (51%). Gambro was streamlined and divided into three separate companies soon after it was acquired. Read more on page 21.
- 3 Scandinavia continued to grow its subscriber base and average revenue per user. Read more on page 22.
- Grand Hôtel and Novare Human Capital continued to develop their businesses during 2006. Read more on page 22 and 23.
- After year-end, Investor, together with Morgan Stanley Principal Investments, signed an agreement to acquire Mölnlycke Health Care. Read more on page 2 and 20.



- The Private Equity business area had an effect of SEK 664 m. on Investor's income for the year. Read more on page 8.
- The business area is now in a rebuilding phase after focusing on divestments in the last few years. During the year, SEK 4,490 m. was invested, of which SEK 3,626 m. comprised new investments and SEK 864 m. consisted of follow-on investments. The majority of the investments for the year were within EQT. Read more on page 8 and 24.
- Investor Growth Capital opened a representative office in Beijing. Read more on page 25.



Welcome to Investor

Investor is listed on the Stockholm Stock Exchange and is the largest industrial holding company in the Nordic region. Our goal is to increase the value of our investments and generate returns that are in excess of market cost of capital over a business cycle. We achieve this by investing in companies with solid potential for value creation and developing our holdings so they remain or become best-in-class. We leverage our global network to recruit the right board members and management for our holdings. We develop value-creating agendas for each company. Investment activities are conducted at offices in Stockholm, Amsterdam, Beijing, Hong Kong, Menlo Park (California), New York and Tokyo.

OPERATIONS



Core Investments
Operating Investments
Private Equity Investments
Organization
Network
Brand

BUSINESS AREAS [1] | **INVESTMENT FOCUS** | **STRATEGIES**

CORE INVESTMENTS

AstraZeneca, Ericsson, SAAB, ABB, Atlas Copco, SEB, OMX, Husqvarna, Electrolux, Scania



85%

- Well-established, international corporations
- Listed companies
- Investment cycle: long-term
- Ownership through significant minority position
- Returns through value creation and dividends

Strategies:

- Develop and implement value creation plans in companies
- Ensure that we are a substantial owner with strategic influence

OPERATING INVESTMENTS

GAMBRO. Renal Products, GAMBRO. BCT, GAMBRO. Healthcare, 3, GRAND HÔTEL STOCKHOLM SWEDEN, Novare HUMAN CAPITAL



4%

- Medium-sized companies
- Mainly unlisted companies
- Investment cycle: medium to long-term
- Ownership through majority or significant minority position
- Returns through value creation and dividends

Strategies:

- Develop current holdings
- Grow the business area's share of total assets

PRIVATE EQUITY INVESTMENTS

Investor Growth Capital, EQT



10%

- Small and medium-sized companies
- Mainly unlisted companies
- Investment cycle: 3 to 7 years
- Minority to majority ownership
- Returns in connection with exits

Strategies:

- Grow within the existing units Investor Growth Capital and EQT
- Rebuild the portfolio after two years of net divestments

1) In addition to these three main business areas, Financial Investments constitutes a separate business area with assets corresponding to 1 percent of Investor's total assets.

Contents

FINANCIALS

This annual report has been prepared in Swedish and translated into English. In the event of any discrepancies between the Swedish and the translation, the former shall have precedence.
Production: Investor and Addira. Photography: Magnus Carlsson. Printing: AlfaPrint, Sweden, 2007. Paper: Galerie Art Silk 115 g/250 g.

Shareholder information

Annual General Meeting

Investor invites shareholders to participate in the Annual General Meeting on Tuesday, March 27, 2007 at 3.00 p.m. at the City Conference Centre, Barnhusgatan 12-14, in Stockholm. Registration for the Meeting begins at 1.30 p.m. Light refreshments will be served before the Meeting. Representatives from Investor will be available at Meeting to answer questions.

PARTICIPATION

Shareholders who would like to attend the Annual General Meeting must be recorded in the register of shareholders maintained by VPC AB on Wednesday, March 21, 2007, and must notify the Company of their intention to attend the Meeting no later than 1.00 p.m., Wednesday, March 21, 2007.

NOTICE OF PARTICIPATION IN THE ANNUAL GENERAL MEETING

Shareholders can give their notice of participation by:

- registering on Investor AB's website, www.investorab.com,
- phoning +46 8 611 2910, weekdays, between 9.00 a.m. and 5.00 p.m. CET or
- completing and mailing the invitation. To obtain an invitation, phone +46 8 611 2910.

NOMINEE-REGISTERED SHARES

In order to be entitled to participate in the Meeting, shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must request that their shares are temporarily re-registered in their own names in the register of shareholders maintained by VPC AB. Such registration must be effected no later than Wednesday, March 21, 2007. Shareholders are requested to inform their nominees in good time prior to this date.

PROXIES, ETC.

Shareholders who are represented by a proxy must authorize the proxy by issuing a power of attorney. If such power of attorney is issued by a legal entity, an attested copy of the certificate of registration must be attached. The power of attorney and certificate of registration may not be issued earlier than one year before the date of the Meeting. The power of attorney in the original and the certificate of registration, where applicable, should be sent to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, in good time prior to the Meeting.

REPRESENTATIVES

Shareholders or proxies for shareholders at the Annual General Meeting may take a maximum of two representatives with them to the Meeting. Representatives may be brought to the Meeting only if the shareholder of Investor AB gives notice of their attendance as described above for notification of participation of shareholders. If you have any questions about the Annual General Meeting, phone +46 8 611 2910, weekdays, between 9.00 a.m. and 5.00 p.m. CET.

Dividend

The Board of Directors and President propose a dividend to the shareholders of SEK 4.50 per share for fiscal 2006. March 30, 2007 has been proposed as the record date. If the proposal is approved by the Annual General Meeting, the dividend is expected to be distributed by VPC AB on April 4, 2007.

Calendar of events in 2007

- Annual General Meeting: March 27
- Interim Report, January-March: April 17
- Interim Report, January-June: July 11
- Interim Report, January-September: October 11

Information channels

Financial information about Investor can be accessed and ordered on Investor's corporate website www.investorab.com.

Printed information materials

Printed annual reports, interim reports and invitations to the Annual General Meeting are distributed to shareholders in Sweden. All new shareholders in Sweden, when they receive their first financial report, are asked if they would like to receive a printed copy of future interim reports, annual reports and AGM invitations. All shareholders outside Sweden receive copies of all financial reports published by Investor AB.

Investor relations

Oscar Stege Unger: +46 8 614 2059
oscar.stege.unger@investorab.com
Frida Adrian: +46 8 614 2044
frida.adrian@investorab.com
IR Group: +46 8 614 2800

Corporate website

www.investorab.com

Analyses of Investor

Firms that publish analyses of Investor include ABG Sundal Collier, Alfred Berg ABN Amro, Carnegie, Cazenove, Cheuvreux Nordic, Danske Equities, Enskilda Securities, Evli Bank, HQ, Handelsbanken, Kaupthing Bank, S&P (Nordea), Swedbank Markets, UBS and Öhman Equities.

Clear plans for value creation

2006 was an eventful year for Investor. More or less all of our investments showed excellent operating performance and strengthened market positions. We ended the year with a net asset value of SEK 159 bn., up 21 percent adjusted for the dividend paid in 2006. Among our larger holdings, the share price in ABB, SEB and Atlas Copco performed strongly, while AstraZeneca and Ericsson experienced a weaker share price development.

Driving value creation within Core Investments

Investor's strategy is to own and develop companies long-term, from both an industrial and financial perspective, in order to generate above-market returns. During 2006, we put much focus on devising and implementing value creation plans for our Core Investments in which we identified operational improvements, growth opportunities and capital structure optimization, developed through extensive industry analysis and benchmarking for each company. These plans are a good way to focus our actions as active owners and allow us to drive value creation in our investments.

Well managed Scania with prospects in 2007

During the latter part of 2006, MAN's bid for Scania attracted significant attention. We rejected the bid for two reasons: first, it did not reflect the full value or potential of Scania, and second, we did not believe that a hostile bid provides the foundation for successful collaboration.

In January 2007, MAN announced that it had withdrawn its offer, which we welcomed.

In our view, a combination with another company should be considered an opportunity, not a necessity. As we stated before, Scania is very well managed and the most profitable company in the European truck industry, with excellent growth and earnings prospects.

As a significant owner with an industrial perspective, we will continue to support Scania's successful development as a standalone company, but we will naturally evaluate possible industrial partnerships and combinations to strengthen Scania and also generate incremental value for all of Scania's shareholders.

High activity within Operating Investments

After the buyout and delisting of Gambro, the company is now being managed within our Operating Investments business area, and we are implementing a number of ambitious measures aimed at increasing the value of the business. As planned, near-term performance has been negatively affected by one-time costs associated with the acquisition, the breakup of the company into three independent entities, efforts associated with resolving the import ban in the U.S, and further investments in product development and new product launches.

After year-end, we increased the number of holdings in the Operating Investments business area by signing an agreement with Morgan Stanley Principal Investments to acquire Mölnlycke Health Care. Mölnlycke is a global company in advanced wound care and single-use surgical products – two areas that we believe have very attractive growth prospects. We also see very strong growth potential by adding new product areas and expanding in new geographic markets.





We intend to invest aggressively to further develop Mölnlycke Health Care from its strong platform by both growing the company organically and by means of acquisitions. Investments for the future may have a negative effect on Mölnlycke's performance from a short-term perspective.

Given strong, positive and underlying trends, the positions of these companies and Investor's extensive knowledge and strong network in these sectors – though, for example, our long-term work with AstraZeneca, Gambro and some 30 small growth companies – we are convinced that the investments in Mölnlycke and Gambro will generate attractive returns for our shareholders.

3 Scandinavia strengthened its position in 2006. We were pleased to note that the company achieved 46 percent subscriber growth during the year and continuing high revenue per user. It is important that 3 continues this positive development trend in coming years.

Solid year for Private Equity

The focus of this business in 2006 was to rebuild the portfolio, particularly within Investor Growth Capital, after all the realizations in 2004 and 2005. Activity was high within EQT with the launch of two new funds in which we both have substantial capital commitments.

Strategic focus 2007

Investor's high level of financial flexibility allows us to take advantage of attractive investment opportunities. Our overall strategic priorities for 2007 remain the same as before: to ensure that we have a mix of investments with attractive return potential, and to manage holdings in the best possible way, enabling them to become or remain best-in-class.

Our Core Investments remain the key value driver for Investor going forward, but we also have a clear ambition to grow our unlisted investments, since we believe that value creation measures can be implemented more easily in unlisted companies and provide Investor's shareholders with the full economic benefit of our activities. The objective is to increase our share of unlisted investments to approximately 25 percent of total assets within five years.

Risk-taking continues to be a hallmark for Investor

After an eventful year, I want to express my appreciation for all the hard work and accomplishments in all our holdings which resulted in their strong operating performance in 2006.

As an engaged and active owner, we encourage companies to take risks in order to strengthen their long-term competitive position. This includes investments in R&D, penetrating new markets, making acquisitions and taking other strategic actions. Focusing on the business and making forward-looking investments has been a hallmark for us throughout our 90-year history and it will continue to hold true for the future.

Börje Ekholm
President and Chief Executive Officer


Our Core Investments remain the key value driver for Investor going forward, but we also have a clear ambition to grow our unlisted investments.



Owning and developing best-in-class companies

Vision	To become the premier investor, consistently developing best-in-class companies.
Business concept	To generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class.
Goal	To grow our net asset value, including reinvested dividends, in excess of market cost of capital (risk-free interest rate plus a risk premium) over a business cycle. The current average annual return objective is between 8 and 10 percent.
Strategy	☐ Maintain an attractive composition of investments ☐ Develop companies to make them best-in-class ☐ Be a clear and long-term owner with strategic influence ☐ Grow our unlisted assets



GOAL FULFILLMENT IN 2006

Investor achieved its financial goal over the past ten-year period. The average growth in net asset value, including reinvested dividends, has been 10.23 percent. This can be compared with the risk-free interest rate plus risk premium, which together amounted to an average of between 8 and 10 percent annually during that period.

Strategy

ATTRACTIVE COMPOSITION OF INVESTMENTS

Our strategy is to create and maintain a composition of investments with attractive return potential. We invest in new companies with growth prospects and divest companies that we believe can be developed better by new owners. We aim to own companies in which we can apply and leverage our experience, knowledge and global network.

DEVELOPING COMPANIES TO BECOME BEST-IN-CLASS

We develop and influence our investments to remain or become best-in-class by focusing on the special needs of each company. We develop a plan for long-term value creation with objectives for the company. We help create boards and management teams with the appropriate experience and competence by taking an active role in board nominations and providing access to our global network.

CLEAR AND LONG-TERM OWNER WITH STRATEGIC INFLUENCE

Strategic influence is required for implementing our value creation plans. This is accomplished by having a substantial stake and active board role in each company. By creating a clear agenda with our companies, our ownership role becomes distinct and we can have a constructive, ongoing dialogue with each company.

GROWING OUR UNLISTED ASSETS

We will continue to grow our unlisted investments because our value creation measures in unlisted companies provide opportunities for generating unqiue proprietary returns for Investor's shareholders.

Investor's operations

Investor's operations are conducted in three main business areas: Core Investments, Operating Investments and Private Equity Investments. Core Investments are global listed companies representing 85 percent of Investor's total assets today. Having a majority of listed investments is central to our business model since it gives us financial flexibility and allows us to have staying power during a company's long-term development. It also gives us the financial capacity to act on emerging business opportunities. However, we intend to grow our unlisted assets since they provide us with the opportunity to create attractive, proprietary returns for our shareholders. Our goal is to increase the percentage of unlisted investments to represent one fourth of our assets within five years.

In addition to our business areas, our organization, global network and brand are strategically important assets. Our organization provides a structure in which the business areas can operate, while our network provides access to expertise and investment and divestment opportunities. Investor's brand – what we stand for and who we are – is affected by everything we do and is one of our most vital assets. Our brand says who we are as an investor and owner, as an employer, and as a responsible company in society. Continuing investment in our brand, organization and network are needed to develop our investments and help us reach our goals and realize our vision.


DEVELOPING BEST-IN-CLASS COMPANIES
Investments
Right board and management
Value creation plans
Divestments

Developing best-in-class companies requires boards and managements with the appropriate experience and competence. We take an active role in board nominations and give our holdings access to our global network, which can be used to source and recruit candidates. By establishing a value creation plan, based on the company's unique circumstances, Investor's objectives for the company are established, as well as our view of how value can be created.


Operations
Core Investments
Operating Investments
Private Equity Investments
Organization
Network
Brand
Core values

Investor's core values

A strong and clear corporate culture is vital for achieving our vision and goals. In 2006, a project was launched to update and clarify the core values behind Investor's corporate culture. This project is being continued in 2007. Below is a brief summary of Investor's four core values:

- Create value: We create value in everything we do with a long-term view and short-term impatience.
- Continuous improvement: We think forward – there is always a better way.
- Contribute your view: We state, listen to and respect different views. We encourage integrity, openness and dialogue. When a decision is made, we take our responsibility.
- Care for people: We are fair and open to one another. We contribute to growth and success as individuals and in teams. We are accountable for results.

Investor shares

2006 was another strong year for the world's stock exchanges. For example, the Stockholm Stock Exchange increased in value for the fourth consecutive year. The positive performance of stock exchanges in 2006 was driven by the strong growth of many of the world's economies, among other factors. The economic upturn, in combination with increased productivity in companies, also led to generally higher corporate profits. As a whole, Investor's holdings performed well, which had an indirect positive impact on the price of Investor shares. The total return on Investor shares (share price performance including dividends) was 24 percent in 2006. During the same period, the SIX Return Index increased by 28 percent. Since January 1, 2003, Investor shares have risen by more than 200 percent. As a consequence of Investor's strong performance in 2006, the board proposes to increase the dividend by almost 30 percent, from SEK 3.50 to SEK 4.50 per share.

Investor shares

The price of Investor's B-share increased during 2006 from SEK 139 to SEK 168, or 21 percent. During the same period the price of Investor's A-share rose from SEK 138 to SEK 165, or 20 percent. The average annual total return on Investor shares in the past one, five, ten and 20 years has been 24, 12, 12 and 16 percent, respectively.

Covariance between share price and net asset value

Long-term growth of the net asset value provides the basis for generating an attractive total return for Investor's shareholders in the long run. The degree of covariance between the share price and net asset value is affected by the market's access to information and how it interprets it – both information about the company and factors in the business environment that might impact the valuation of the company. During 2006, the correlation varied between 0.52 and 0.97 (based on 50 days of data) for an average value of 0.81. This is a relatively high correlation, indicating that Investor, as a company, has high transparency, enabling the market to see and react to changes in Investor's net asset value.

Risk and risk-adjusted return

When analyzing investment returns, the risk that a given investment has involved should also be taken into account. One measure of risk is volatility, the variation in a share's price, for example, both in absolute terms and relative to the market. High volatility indicates that a share's price movements have varied sharply. The table on the facing page shows the volatility of Investor shares over different periods. The Stockholm Stock Exchange as a whole has lower volatility than Investor's shares, which can be explained by the fact that the exchange consists of a large number of companies. Over time, the volatility of Investor shares has been relatively constant. The Sharpe ratio is a measure of a share's return in relation to its risk. A high Sharpe ratio indicates a high return in relation to the level of risk. The Sharpe ratio allows the comparison of a risk-adjusted return with different types of assets over a certain period of time. The table "Return and risk" on the facing page shows the volatility and Sharpe ratio for Investor shares over different time periods.

Turnover

The turnover of a company's shares indicates how liquid the shares are – that is, how much the share is traded. Investor's most actively traded shares are B-shares. One method of measuring turnover is to analyze the turnover rate, here defined as the total number of traded shares as a percentage of the total number of shares outstanding in the company. During 2006, turnover in Investor shares totaled 706.9 million shares (593.8), of which 41.4 million were A-shares (37.2) and 665.5 million were B-shares (502.6). This corresponded to a turnover rate of 92 percent (70), compared with 148 percent (117) for the total turnover on the Stockholm Stock Exchange. On average, 1.9 million (2.1) Investor shares were traded daily.

Distribution policy and proposed dividend

Investor AB's distribution policy is to declare dividends attributable to a high percentage of dividends received from Core Investments, as well as to make a distribution from other net assets corresponding to a yield in line with the equity market. Investor AB's goal is also to generate a steadily rising annual dividend. The Board of Directors and the President propose a dividend to shareholders of SEK 4.50 per share (3.50), corresponding to SEK 3,452 m. (2,685) or 109 percent (111) of dividends received in fiscal 2006.

Ownership structure

At year-end 2006, Investor's share capital totaled SEK 4,795 m., represented by 767 million shares, each with a par value of SEK 6.25. The ownership structure has remained concentrated in general. In terms of numbers, the largest category of shareholders is private investors, a total of 120,813 or 90 percent of the total number of owners. In terms of the percentage of shares held, institutional owners dominate with 87 percent of the shares being owned by 13,417 institutional owners. The largest single shareholder category is foundations. The Wallenberg foundations jointly own 21.7 percent of the share capital and 46.6 percent of the voting rights.

During the year the percentage of share capital held by foreign shareholders rose significantly and is now 28 percent, an increase of 8 percentage points, and their share of the voting rights is now 14 percent. Foreign owners primarily own B-shares. Owners in the U.S. and U.K. hold the largest number of shares outside Sweden, or 11 percent and 8 percent, respectively.

Investor's total return


%
60
40
20
0
-20
-40
-60
97 98 99 00 01 02 03 04 05 06

Return and risk

	1 yr	3 yrs	5 yrs	10 yrs	20 yrs
Total return, %	24	161	78	221	1,756
Annual total return, %	24	38	12	12	16
Volatility, %	27	22	29	29	32
Sharpe ratio	0.8	1.62	0.35	0.36	0.43

Structure of share capital on December 31, 2006

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311,690,844	311,690,844	40.6	87.2
B 1/10 vote	455,484,186	45,548,418	59.4	12.8
Total	767,175,030	357,239,262	100.0	100.0

Dividend


SEK/share
6
5
4
3
2
1
0
97 98 99 00 01 02 03 04 05 06 1)
Ordinary dividend, SEK/share
Dividends received, SEK/share
Extraordinary dividend, SEK/share
1) Proposed dividend

Shareholders statistics according to VPC on December 31, 2006[1)]

Number of shares		Number of shareholders	Shares as % of share capital
1–	2,000	121,653	6
2,001–	20,000	11,209	8
20,001–	40,000	585	2
40,001–	80,000	297	2
80,001–	200,000	216	4
200,001–	400,000	99	4
400,001–	2,000,000	116	14
2,000,001 –	4,000,000	29	11
4,000,001 –	8,000,000	15	11
8,000,001 –		10	38
		134,230	100

1) Directly registered or registered in the name of nominees.

Total return compared to return index


Index
Number of shares
280
240
200
160
120
80
40
160
120
80
40
97 98 99 00 01 02 03 04 05 06
(c) FINDATA DIREKT
B-share
(incl. dividends)
SIX Return Index
Number of shares traded,
millions per month
(incl. trades reported later)

Investor's 15 largest shareholders listed by voting rights on December 31, 2006[1)]

	12/31 2006		12/31 2005	
	% of votes	% of capital	% of votes	% of capital
Knut and Alice Wallenberg Foundation	40.0	18.6	40.0	18.6
SEB Foundation	4.9	2.3	4.9	2.3
Marianne and Marcus Wallenberg Foundation	4.1	1.9	3.5	1.6
Skandia Liv	3.9	2.5	3.9	3.0
Swedbank Robur's mutual funds	3.6	3.7	3.5	3.8
Nordea's mutual funds	2.7	1.5	3.7	2.0
Marcus and Amalia Wallenberg Memorial Fund	2.6	1.2	2.6	1.2
Custodial Trust Company	1.9	0.9	1.9	0.9
Alecta	1.5	2.8	0.9	2.4
JP Morgan Chase Bank	1.4	2.6	1.1	1.9
SEB	1.3	0.6	1.6	1.1
Third Avenue Value and Funds Series	1.3	0.6	0.1	0.1
AMF Pension	1.2	2.4	1.5	4.1
Third AP Fund	1.0	0.8	1.0	0.8
SSB CL Omnibus AC OM07 (15 pct)	0.9	3.1	0.9	2.7

1) Directly registered, or registered in the name of nominees, with VPC.

Distribution of shareholders (% of votes)


Banks/insurance companies 10%
Corporations 2%
Mutual funds & stock funds 4%
Private investors 10%
Foreign shareholders 14%
Funds and foundations 60%

Development of the Group

Business activity was on a high level in Investor during 2006. Major events within the Core Investments business area included Investor's and EQT's buyout and delisting of Gambro on the Stockholm Stock Exchange. The Gambro transaction – the first investment made by the new Business Development unit – was then transferred to Investor's Operating Investments business area. WM-data was sold to the British company LogicaCMG, a merger that was industrially right for WM-data since it provides access to an international platform, an offshore delivery capability and global outsourcing operations. During the year, Electrolux spun out its business in Husqvarna, which is now a new Core Investment for Investor. Husqvarna made a number of acquisitions in 2006, including Gardena. Investor increased its ownership in Electrolux, Husqvarna and Scania.


Financial Investments
Husqvarna
Saab
Electrolux
OMX
SEB
Operating Investments
Scania
Ericsson
Private Equity Investments
2006
AstraZeneca
Atlas Copco
ABB


Unlisted 13%
Listed 87%
2006

2006 - an eventful year for Investor

During the latter part of 2006, MAN's hostile bid for Scania attracted considerable attention and was withdrawn in the beginning of 2007. There are long-term industrial merits in combining Scania's and MAN's operations, provided it is executed in the right way.

The focus of the Private Equity business area in 2006 has been to rebuild the portfolio, particularly within Investor Growth Capital after the large number of realizations in 2004-2005.

Investor's net asset value increased by SEK 25 bn. during the year and amounted to SEK 159 bn. (SEK 208 per share) on December 31, 2006. During the year SEK 2.7 bn. in dividends was paid to shareholders and net income for the year totaled SEK 28 bn. At year-end, Investor had a net cash position of SEK 0.4 bn., compared with net debt of SEK 0.2 bn. on December 31, 2005.

Core Investments

2006 will go down in history as the most profit-rich year to date for Investor's Core Investments. The business area had an impact of SEK 30 bn. on income in 2006 and all Core Investments, except AstraZeneca, had a positive effect on the net asset value. The total return for the Core Investments business area was 26 percent in 2006. The positive performance of Core Investments was attributable mainly to strong global demand combined with streamlined operations, advanced positions in product development and new product launches.

In the second quarter, Indap (in which Investor owns 49% and EQT 51%) acquired Gambro. At the time of the acquisition, Investor had an ownership stake of 20 percent in Gambro and received SEK 7.8 bn. for its shares in the company. The largest investments in 2006 were in Electrolux (before and after the spin-off of Husqvarna) and in Husqvarna. Investor's opinion is that the change program being conducted within Electrolux will create value going forward and that Husqvarna's growth strategy as an independent company will have attractive return potential.

Investor's stake in WM-data was sold to LogicaCMG, which paid for the shares in cash and LogicaCMG shares.

Operating Investments

Operating Investments had an effect of SEK –1.9 bn. on income for the year, of which SEK –0.7 bn. was attributable to Indap/Gambro and SEK –1.2 bn. to 3 Scandinavia. These holdings are the two largest companies in the business area, and despite their negative effect on income, they are following plan. Regarding Gambro's three areas of operation, the absolute majority of their negative impact on income consisted of a one-time cost related to inventory resulting from the distribution of the surplus value made in conjunction with the acquisition of Gambro. On December 31, 2006, 3 Scandinavia had 671,000 subscribers and average revenue per user (ARPU) continued to increase during the year from an already high level. The forecast remains that 3 Scandinavia will reach breakeven (EBITDA after deducting all customer acquisition and retention costs) on a monthly basis by 2008 at the latest.

Private Equity Investments

Investor Growth Capital's portfolio is in a rebuilding phase, which explains the limited change in value during 2006. Underlying value creation was positive during the year, although the value of holdings, calculated in Swedish kronor, was negatively affected by the weakening of the U.S. dollar. The business area had a total impact of SEK 664 m. on Investor's income that was attributable mainly to EQT's strong performance, which was due to the divestment of

>>

Overview of net asset value

	Ownership % (capital)	12/31 2006 SEK/share	12/31 2006 SEK m.	12/31 2005 SEK/share	12/31 2005 SEK m.
Core Investments					
SEB	17.9	35	26,735	26	20,053
Ericsson	5.0	29	22,356	29	22,094
Atlas Copco	15.0	28	21,691	22	16,672
ABB	7.6	26	20,375	17	12,766
AstraZeneca	3.4	25	18,959	26	20,016
Scania	11.0	14	10,783	8	6,116
Electrolux	11.1	6	4,699	6	4,892
Saab AB	19.8	6	4,539	5	3,674
Husqvarna [1]	11.1	5	3,512	–	–
OMX	10.7	2	1,625	2	1,418
Gambro	–	–	–	7	5,940
WM-data	–	–	–	2	1,778
Total		176	135,274	150	115,419
Operating Investments					
Indap/Gambro	49	5	3,476[2]	–	–
The Grand Group	100	2	1,477	2	1,505
3 Scandinavia	40	1	668[3]	1	608
Land and real estate	100	0	302	1	310
Other		0	58	0	99
Total		8	5,981	4	2,522
Private Equity Investments					
EQT		12	8,872	12	9,106
Investor Growth Capital		8	6,309	8	6,372
Total		20	15,181	20	15,478
Financial Investments					
Active portfolio management		2	1,257	1	644
Fund investments		1	786	1	681
Other		1	965[4]	0	55
Total		4	3,008	2	1,380
Other assets and liabilities		–1	–540	–1	–631
Total assets		207	158,904	175	134,168
Net cash/debt		1	416	0	–223
Total net asset value		208	159,320	175	133,945

1) Husqvarna was spun out of Electrolux during the year
2) Refers to Investor's share of Indap/Gambro's equity on November 30, 2006. The amount includes the accumulated acquisition value, as well as income and equity items for the period.
3) Refers to Investor's share of 3's equity on November 30, 2006 after adjustments in the Investor Group and Investor's shareholder loans to 3 totaling SEK 437 m. (145). Due to a change in reporting period, the net asset value for 2005 was adjusted down by SEK 235 m.
4) Includes the holding in LogicaCMG.

Trend of earnings, Investor Group

SEK m.	2006	2005
Change in value	28,106	43,663
Dividends	3,171	2,415
Operating costs	–576	–548
Other income items	–2,215	–1,672
Net income	28,486	43,858
Dividends paid	–2,685	–1,726
Other	–426	–38
Change in net asset value	25,375	42,094

Trend of earnings, Core Investments

SEK m.	2006	2005
Change in value	27,260	37,424
Dividends	2,852	2,163
Operating costs	–170	–160
Effect on income	29,942	39,427

Core Investments, purchases and sales

Purchases, SEK m.	Amount
Electrolux B	1,911
Husqvarna	207
SEB	515
Scania	492
	3,125
Sales, SEK m.	
Electrolux A	51
Gambro A	7,779
Husqvarna	2
Scania	241
SEB	521
WM-data	1,936
	10,530

Trend of earnings, Operating Investments

SEK m.	2006	2005
Net sales	699	659
Costs of services sold	–693	–714
Operating costs	–51	–8
Share of results of associated companies	–1,872	–1,508
Net result	–1,917	–1,571

Trend of earnings, Private Equity Investments

SEK m.	2006	2005
Change in value (incl. dividends)		
EQT	1,276	5,296
Investor Growth Capital	–408	945
Operating costs	–204	–219
Effect on income	664	6,022

Private Equity Investments

SEK m.	Purchases	Sales
EQT	2,843	4,320
Investor Growth Capital	1,647	1,310
Total	4,490	5,630

EQT's funds

	Start year	Investor's share of fund	Total capital commitments	Investor's share of capital commitments
EQT I[1]	1995	18%	3,260	587
EQT II[1]	1998	18%	6,193	1,103
EQT III[1]	2001	32%	18,097	5 801
EQT IV[1]	2004	19%	22,621	4,219
EQT V	2006	12%	38,456	4,592
EQT Opportunity	2005	26%	3,363	860
EQT Denmark[1]	1998	18%	1,234	217
EQT Finland[1]	1999	32%	595	188
EQT Mezzanine	2003	17%	1,673	276
EQT Asia[1]	2000	62%	2,241	1,379
EQT Greater China II	2006	37%	3,747	1,378
Total	–	–	101,480	20,600

1) Fully invested

Purchases and sales, Investor Growth Capital


SEK m.
4,000
3,000
2,000
1,000
0
02
03
04
05
06
Purchases and new share subscriptions
Sales

Plantasjen and the listing of Symrise, among other transactions. The majority of the year's investments and divestments were made within EQT. Investor Growth Capital made approximately 20 investments and a limited number of exits in 2006.

Financial Investments

The very strong performance of Investor's active portfolio management unit was the driver behind value creation in the Financial Investments business area during 2006. Financial Investments mainly comprise Investor's active portfolio management activities, shares in LogicaCMG (received as partial payment in connection with the sale of WM-data), and the Rational Asset Management hedge fund (RAM). The business area had an effect of SEK 258 m. on income in 2006.

Leverage

Investor further strengthened its financial flexibility during 2006. At year-end 2006, Investor had a marginal net cash position of SEK 0.4 bn., compared with marginal net debt of SEK 0.2 bn. at the beginning of the year. Investor's strategy is to maintain high financial flexibility to allow the company to act on business opportunities when they arise. The ceiling for Investor's leverage (net debt as a percentage of total assets) has been set at a maximum of 20-25 percent, which may only be exceeded on a short-term basis. Furthermore, in view of the present tax situation and portfolio, there are no tax advantages for the parent company, Investor AB, in using high leverage.

Investor has a short-term and long-term rating from Standard & Poor's and Moody's. A credit rating is a relative assessment of a company's ability to fulfill its payment obligations and financial commitments. Rating reviews take place each year between Investor's management and the rating institutions.

Well-balanced mix of investments

The total value of Investor's holdings amounted to SEK 159 bn. on December 31, 2006. Eighty-seven percent comprised listed investments and 13 percent were unlisted. Core Investments represented 85 percent of total assets, while Operating Investments and Private Equity Investments accounted for 4 percent and 10 percent, respectively. The largest investments in terms of value were SEB, Ericsson and Atlas Copco, which together accounted for 45 percent of Investor's total assets. Investor's sector exposure was as follows on December 31, 2006: Engineering 39 percent, Technology 20 percent; Financial Services 18 percent, Healthcare 17 percent and Other 6 percent.

Consolidated net debt


SEK bn.
%
30
20
10
0
-10
20
10
0
2003
2004
2005
2006
Net debt
Leverage

Investor's credit rating

Rating institution	Long-term rating	Outlook	Short-term rating
Standard & Poor's	AA–	Stable	K-1/A-1+
Moody's	A2	Positive	P-1

Total assets per sector


Other 6%
Healthcare 17%
Engineering 39%
Financial Services 18%
Technology 20%

Business areas


Core Investments
Operating Investments
Private Equity Investments

Investor's operations are conducted in three main business areas: Core Investments, Operating Investments and Private Equity Investments. Core Investments are listed companies, while Operating Investments and Private Equity Investments are mainly unlisted holdings.

Each business area has a different focus, which creates a flexible platform for taking advantage of new investment opportunities in several geographic markets, growth stages and sectors. Having the majority of our holdings in listed companies gives us financial flexibility and the staying power to participate in a company's industrial development. It also allows us to take advantage of attractive business opportunities. This is a central feature of our business model. However, we are purposely seeking to increase our share of unlisted holdings because unlisted companies allow us to generate proprietary returns to our shareholders. An unlisted environment can also be more appropriate for some companies, or for a certain stage of a company's development.

All business areas have the basic goal to generate attractive returns and develop their holdings to remain or become best-in-class. Another common feature is we invest in companies in which we have the opportunity to utilize our experience, knowledge and network, and take advantage of the synergies between our different business areas.

In addition to these three main business areas, Financial Investments, consisting of Investor's active portfolio management and other business activities, constitutes a separate business area.

Listed investments

CORE INVESTMENTS

Core Investments are global listed companies with strong market positions that are based in Northern Europe. Since they are quoted on stock exchanges, the assets are liquid and the business area has a relatively low risk profile and high financial flexibility. With listed holdings, the business area is also directly impacted by the general stock market environment in Sweden as well as global markets. Our investment horizon is long and the business area generates returns in the form of value creation and dividends. A high percentage of the dividends received from the Core Investments are distributed to Investor's shareholders. The business area's return objective is to exceed the risk-free interest rate plus a risk premium over a business cycle. The return is currently 8 to 10 percent. Read more about the business area on page 12.

Unlisted investments

Unlisted investments have limited liquidity and therefore involve a higher risk than listed companies. The return objective is therefore higher. The goal is to grow unlisted investments over time, primarily within the Operating Investments business area.

OPERATING INVESTMENTS

Operating Investments consist of investments in which we have a controlling interest or minority position with significant influence. The focus is on medium-size companies headquartered in Northern Europe that operate in different industries and have the potential for long-term organic growth. Investments are often purposefully made with high leverage which, in combination with limited liquidity in the holding, makes the risk relatively higher than investments in the Core Investments business area. Returns from Operating Investments are in the form of value creation and dividends. The business area's return objective is to exceed the risk-free interest rate plus a risk premium over a business cycle, currently 12 to 15 percent per year. Read more about Operating Investments on page 20.

PRIVATE EQUITY INVESTMENTS

Different types of investments are made in the Private Equity business area. Through EQT, an independent organization, investments are made in mature companies for the purpose of implementing some type of restructuring or change process that creates positive value for the company.

The business area also makes minority investments in young growth companies through the wholly owned subsidiary Investor Growth Capital. Investments are made in the U.S., Northern Europe and Asia where we are clearly focused on the technology and healthcare sectors. General trends in these markets, as well as currency fluctuations – especially in USD and EUR – affect this part of the Private Equity Investments business area.

Holdings in Private Equity Investments are valued primarily through multiple and/or third-party valuations. Returns are realized either through initial public offerings or by selling the holding to an industrial company or financial player. The business area's return objective is to achieve an average annualized return of at least 20 percent on realized investments (IRR), before administrative expenses. Read more about Private Equity Investments on page 24.



Core Investments


Core
Investments

Core Investments are global, listed companies with strong positions in their markets. Investor has ten Core Investments today: ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Husqvarna, OMX, Saab, Scania and SEB. We have worked closely with our Core Investments for many years and have therefore had the time to build up extensive knowledge about the companies and their industries. Our objective for the Core Investments is that they generate a return in excess of market cost of capital over a business cycle.

Substantial owner with strategic influence

One of the cornerstones of our business model is to have sufficient influence in order to contribute effectively to the development of the Core Investments. Therefore, we are normally the largest or second biggest owner. Our commitment in companies is channeled mainly thorough board work. Ensuring that boards have the appropriate composition is therefore one of our most important tasks. We nominate board members on the basis of the company's present and future strategy and an evaluation of the board and the company's performance. We strive to have at least two board representatives who are closely associated with Investor in each Core Investment.

Being able to recruit and retain high-performance managements and boards over time is a critical aspect. In a small market with competition from private equity companies and international players, it is essential to offer competitive remuneration programs. To ensure this, we continuously evaluate the remuneration programs in the Core Investments. We feel it is valuable that a substantial part of the total remuneration is variable, in which part is connected to long-term share-price performance and part is based on operational goals. A substantial percentage of variable remuneration also enables financial flexibility since the company reduces its fixed costs. A connection between long-term share-price performance and remuneration is an effective incentive for management to focus on long-range value creation in companies.

In our view, companies and their shareholders benefit when board members use part of their fees to acquire shares in the company. We also believe that a company should consider establishing remuneration programs that link board compensation to share-price performance in the long term.

Identifying plans for value creation

Investor's board representatives in the Core Investments are supported by analysts who monitor the companies, their competitors and markets. This cooperation between

Goal

The return is to exceed the risk-free interest rate plus a risk premium over a business cycle. Currently, 8 to 10 percent.

Strategy

- Develop and implement value creation plans in companies
- Ensure that we are a substantial owner with strategic influence

Investment strategy

To invest in global, listed companies with strong market positions in the financial services, healthcare, technology and engineering sectors.

Goal fulfillment

The business area has met the requirement for an annualized return of 10 percent over the past ten years.

Core Investments, percentage of total assets


85%

Impact of Core Investments on income, 1/1-12/31 2006


ABB 7,730
SEB 7,272
Atlas Copco 5,420
Scania 4,738
Gambro 1) 1,928
SAAB 951
Husqvarna 791
Electrolux 2) 656
Ericsson 627
OMX 330
WM-data 3) 179
–510 AstraZeneca
–170 Costs
–1,000 1,000 3,000 5,000 7,000 9,000 SEK m.
1) Refers to the period 1/1-6/9 2006
2) Refers to the period 6/13-12/31 2006
3) Refers to the period 1/1-11/24 2006

In 2006, Core Investments had an impact of SEK 29.9 bn. on Investor's net income for the year. The above diagram shows that all Core Investments had a positive effect on income during the year, except AstraZeneca. ABB, followed by SEB, Atlas Copco and Scania, had the greatest impact.

board representatives and Investor's analysts takes place in what we call business teams. To contribute to the development of the Core Investments in a structured manner, we develop a value creation plan for each company that includes growth and profitability goals. Goals for growth are set by analyzing a company's potential for expansion organically and by means of acquisitions. Profitability goals are analyzed through operational benchmarking of the companies against competitors in which measures for long-term profitability improvements are identified. Identifying an optimal capital structure for each company is another important issue. The Core Investments should have a capital structure that allows value-creating investments and also gives them some freedom of action in acquisition situations. In cases when the company has surplus capital that cannot be invested for an attractive return, this capital is to be distributed to the shareholders.

A company's industrial structure is also analyzed in the value creation plan. In some situations, value creation can be achieved by expanding or streamlining the company's structure.

Value creation plan



Industrial structure
Capital structure
Growth
Profitability
Present market value
Value after value-creating measures, excluding structural changes
Value after implemented plan for value creation
Original market value
Increase in value as a result of value-creating measures

A plan for value-creating measures is established on the basis of each company's unique situation.

Implementing value creation plans

Goals and their follow-up on the basis of our value-creating plan is a central aspect of our dialogue with the board and management of each Core Investment. Through continuous and relentless follow-up of the plan, we can evaluate each company's performance and the work of the board and management, allowing us, as an owner, to create value in the Core Investments.

With value creation plans as our platform, our ambition is to make all our Core Investments best-in-class within their industries and markets. However, continuously analyzing the companies and their sectors is just as important as driving value creation agendas. Since our goal is always to own companies with potential for value creation, we may divest a company if we believe it can be better developed by a new owner.

OVERVIEW OF CORE INVESTMENTS

	Number of shares[1] 12/31 2006	Ownership Capital[2] 12/31 2006, %	Ownership Votes[2] 12/31 2006, %	Share of total assets 12/31 2006, %	Market value SEK/share 12/31 2006	Market value SEK m. 12/31 2006	Net purchases (+)/sales(–) SEK m. 2006	Total return[3] 2006, %	Market value, SEK m. 12/31 2005
Engineering									
Atlas Copco	94,364,913	15.0	21.1	13	28	21,691		+32	16,672
ABB	166,330,142	7.6[4]	7.6[4]	13	26	20,375		+61	12,766
Scania	22,006,757	11.0	20.0	7	14	10,783	+251	+75	6,116
Electrolux	34,365,071	11.1	27.6	3	6	4,699	+1,860[5]	+45	4,892[6]
Husqvarna	32,827,071	11.1	29.2	2	5	3,512	+205	+35	
				38	79	61,060			40,446
Technology									
Ericsson	810,393,516	5.0	19.4	14	29	22,356		+3	22,094
Saab AB	21,611,925	19.8	38.0	3	6	4,539		+26	3,674
WM-data	–	–	–	–	–	–	–1,936	+10	1,778
				17	35	26,895			27,546
Financial Services									
SEB	123,027,895	17.9	18.2	17	35	26,735	–6	+36	20,053
OMX	12,950,507	10.7	10.7	1	2	1,625		+22	1,418
				18	37	28,360			21,471
Healthcare									
AstraZeneca	51,587,810	3.4[7]	3.4[7]	12	25	18,959		–3	20,016
Gambro	–	–	–	–	–	–	–7,779	+33	5,940
				12	25	18,959			25 956
Total				85	176	135,274	–7,405		115,419

1) Holdings, including any shares on loan.
2) Calculated in accordance with the disclosure regulations of the Swedish Industry and Stock Exchange Committee (NBK), unless specified otherwise.
3) Most actively traded class of share, with the exception of Atlas Copco. Figures for Husqvarna as of June 13, 2006. Figures for Gambro up to June 5, 2006. Figures for WM-data up to October 11, 2006.
4) Calculated in accordance with Swiss disclosure regulations.
5) Of which SEK 1,483 m. refers to investments made in the company before the spin-off of Husqvarna.
6) Refers to Electrolux, including Outdoor Products, which was listed on June 13, 2006 and renamed Husqvarna.
7) Calculated in accordance with British disclosure regulations.

>>

Core Investments in practice

WM-data

WM-DATA TODAY

In the fall of 2006, Investor sold its holding in WM-data to LogicaCMG. WM-data is now part of the British LogicaCMG Group, and together, they form one of the 20 largest providers of IT services in the world. In recent years, WM-data has developed to become the leader in the Nordic market with a broad range of design and IT-related products and services.

HISTORICAL BACKGROUND

WM-data was established in 1969 with the business concept to offer products and systems to effectively integrate information technology and business processes. In the beginning, WM-data was a specialized IT consulting company. However, through acquisitions, the company gradually expanded its offering to also include services in the facility management, administration and data services areas. In 1985, WM-data was listed on the Stockholm Stock Exchange and the company has acquired approximately 200 companies since its IPO. During the recession in the beginning of the 2000s, WM-data focused on its core business and divested its personal computer business, among other operations. Emerging out of the recession in a stronger position, the company acquired complementary companies to increase its business volume and improve capacity utilization. In 2004, WM-data made a substantial acquisition, buying Novo Group (Finland). In 2005, the company further strengthened its position by acquiring Atos Origin's Nordic operations. At the time WM-data was combined with LogicaCMG, the company had about 9,000 employees and sales in the range of SEK 10,000 m.

WHAT DID INVESTOR CONTRIBUTE?

Together with WM-data's management and the company's other owners, Investor helped build WM-data into the leading IT services company in the Nordic market. Investor first invested in WM-data in 1994 and the company became a Core Investment. During 2002, Investor increased its stake in WM-data to 18 percent of the capital and 31 percent of the votes. A major restructuring program was launched in 2002 to deal with the recession prevailing at the time. To create the right platform for building WM-data into a best-in-class company, a number of the company's business activities needed to be streamlined and restructured. This work involved both operational and structural changes that doubled WM-data's margins in the final process. Streamlining measures were implemented to increase the number of reusable solutions, and initiatives were carried out to increase growth within the most attractive business segments. WM-data's industrial structure was also reviewed, and as a result, WM-data grew by more than 50 percent between 2002 and 2005 by making two major acquisitions at the same time as it divested unprofitable and non-strategic operations. WM-data was also one of the first IT services companies to implement acquisitions with debt financing.

The next step in the value creation plan for WM-data required not only internationalization, but also offshoring to a large extent. To realize this quickly, WM-data needed to be part of a larger organization that could complement the company's operations with these competitive advantages.

Value creation plan for WM-data


Streamlining and cost-reduction program
Organic growth
Acquisitions with debt financing
Combination with LogicaCMG
Original market value
Value after value-creating measures, excluding structural changes
Value after completed plan for value creation

Original market value

■ Increase in value as a result of value-creating measures

RESULT

The natural step was an industrial combination since the board could not see WM-data establishing itself internationally solely through organic growth. LogicaCMG made a public offer for WM-data in the summer of 2006. As a member of the LogicaCMG Group, WM-data has gained access to LogicaCMG's global delivery capability, offshore centers and global outsourcing operations, which strengthen WM-data's competitiveness and will ultimately benefit shareholders in the long term. The new group employs around 40,000 in 41 countries. Investor's remaining stake in the combined company is currently managed as a financial investment. Investor invested a total of SEK 1 bn. in WM-data and sold its shareholding to LogicaCMG for about SEK 1.9 bn. The divestment generated a return that met the return objective for Investor's Core Investments. In Investor's view, the LogicaCMG transaction was industrially right as well as attractive for all of WM-data's shareholders.


17% of total assets

SEB

SEB is a North European financial group for 400,000 corporate customers and institutions, and 5 million private customers. SEB has local presence in the Nordic and Baltic countries, Germany, the Ukraine and Russia. Approximately half of SEB's customers use the Internet for their banking transactions. The Group is represented in some 20 countries around the world and has a staff of about 20,000.

SEB operates within retail and private banking, merchant banking, investment banking, asset management and life insurance. SEB celebrated 150 years of operations in 2006.

Key figures	2004	2005	2006
Total operating income, SEK bn.	29.9	34.2	38.7
Operating profit	10.0	11.2	15.6
Net profit after tax	7.4	8.4	12.6
Earnings per share, SEK	10.83	12.58	18.72
Dividend per share, SEK	4.35	4.75	6.00
Total assets, SEK bn.	1,607	1,890	1,934
Total capital ratio, %	10.29	10.83	11.47
Assets under management, SEK bn.	886	1,118	1,262
Book equity, SEK bn.	51.7	56.7	67.3
Market capitalization, SEK bn.	90.4	115.0	149.3
Number of employees	17 ,772	18,948	19,672

SEB IN 2006: Due to continuing high demand and strong financial markets, SEB's business volumes and revenues rose substantially, despite stiff competition. Retail banking in the Baltic countries, and SEB's life insurance business, were the units delivering the best results relative to previous years.

During the year, SEB launched the SEB Way program to achieve operational excellence in all units of the bank by integrating businesses and streamlining processes.

INVESTOR'S VIEW OF SEB: To continue its positive development, it is important for SEB to focus on implementing the SEB Way program to achieve higher cost efficiency. Another central issue will be to improve the profitability of operations in Germany. SEB's present position in Eastern Europe, along with the market's future potential, provide opportunities for profitable growth in this region. These prospects, together with continuing favorable market conditions, provide a solid platform for SEB to achieve additional strong growth.

Total return, Index = 100 = 12/30 1996


600
400
200
0
96 97 98 99 00 01 02 03 04 05 06
— SEB
— SIX Return Index (SIXRX)
Source © FINDATA DIREKT

Investor's holding in SEB
Share capital: 17.9%
Voting rights: 18.2%
Market value of holding: SEK 26,735 m.
Serving on the board are the following people from Investor's management or board:
Jacob Wallenberg (Vice Chairman)
Chairman: Marcus Wallenberg
President and CEO: Annika Falkengren

www.seb.se


14% of total assets

ERICSSON

Ericsson is a world-leading provider of telecommunications equipment and related services. More than 600 customers in 175 countries utilize Ericsson's network equipment. The company's customers are mobile and fixed network operators. Ericsson is one of the few companies worldwide that can offer end-to-end solutions for all major mobile communication standards. As of 2007, Ericsson is organized in three business units: Networks, Global Services and Multimedia.

Key figures	2004	2005	2006
Net sales, SEK bn.	132.0	151.8	177.8
Operating income	26.7	33.1	35.8
Operating margin, %	20.2	21.8	20.2
Net income after tax	17.5	24.3	26.4
Earnings per share, SEK	1.11	1.53	1.65
Dividend per share, SEK	0.25	0.45	0.50
Book equity, SEK bn.	80.4	104.7	120.1
Equity/assets ratio, %	43	50	56
Market capitalization, SEK bn.	342.6	440.7	446.1
Number of employees	50,534	56,055	63,781

ERICSSON IN 2006: During the year, Ericsson continued to strengthen its market-leading position in mobile infrastructure at the same time as the company's profitability was the highest in the industry. Robust growth in Global Services was combined with strong performance in the Networks business area. The key assets acquired from Marconi's telecom business in 2006 were successfully integrated, which has also given Ericsson a significant position in fixed networks. The proposed acquisition of the IP-router company Redback Networks in the U.S. strengthens this position further.

INVESTOR'S VIEW OF ERICSSON: The telecom equipment industry was consolidated during the year as several of Ericsson's competitors merged. Despite this, Ericsson consolidated its leading position, in terms of both profitability and growth, and remains the largest company in the industry. In addition to the satisfactory development of its mobile systems business, strong growth in the services sector and the successful integration of Marconi have strengthened and broadened Ericsson's position for the future. The acquisition of Redback, whose primary product is IP Edge routers, complements Ericsson's product portfolio in converged fixed and mobile networks in an excellent way. During 2007, it is important for Ericsson to have a cost-effective organization and to leverage the growth opportunities afforded by the company's increasingly widening product and service offerings.

Total return, Index = 100 = 12/30 1996


900
600
300
0
96 97 98 99 00 01 02 03 04 05 06
— Ericsson
— SIX Return Index (SIXRX)
Source © FINDATA DIREKT

Investor's holding in Ericsson
Share capital: 5.0%
Voting rights: 19.4%
Market value of holding: SEK 22,356 m.
Serving on the board are the following people from Investor's management or board:
Börje Ekholm
Chairman: Michael Treschow
President and CEO: Carl-Henric Svanberg
www.ericsson.com

>>

13% of total assets

Atlas Copco

Atlas Copco is a global industrial group headquartered in Stockholm. The Group operates through a number of divisions within three business areas: Compressor Technique, Construction and Mining Technique and Industrial Technique.

Key figures[1]	2005	2006
Sales, SEK m.	42,205	50,512
Operating income	6,938	9,203
Operating margin, %	16.4	18.2
Net profit after tax[2]	6,581	15,373
Earnings per share, SEK[2]	10.43	24.48
Dividend per share, SEK	4.25	44.75[3]
Book equity, SEK m.	25,808	32,708
Equity/assets ratio, %	47	59
Market capitalization, SEK bn.	107.4	138.9
Number of employees	22,578	25,900

1) Due to structural changes in the Group, financial information for 2004 is not comparable with figures for 2005 and 2006.
2) Including operations that were being divested.
3) Of which the dividend for 2006, SEK 4.75 per share, and an extra distribution of SEK 40 per share through mandatory redemption.

ATLAS COPCO IN 2006: Atlas Copco noted a record year in terms of sales and earnings as a result of strengthened market positions in combination with structural demand from China, India, Russia and other developing countries, and a strong global economy in general. Due to the Group's strong cash flow and successful divestment of its Rental Service business, Atlas Copco enjoyed high financial flexibility for making investments and acquisitions and distributing capital to shareholders.

INVESTOR'S VIEW OF ATLAS COPCO: Atlas Copco is a very well managed company with world-leading market positions and a strong corporate culture. Compared with its international competitors, all of Atlas Copco's business areas are best-in-class. Maintaining this status is vital for Atlas Copco's future value creation and its ability to achieve continuing strong growth, both organically and by means of acquisitions. Given the company's high and stable cash flow generation, it also important for Atlas Copco to have an efficient capital structure.

Total return, Index = 100 = 12/30 1996


600
400
200
0
96 97 98 99 00 01 02 03 04 05 06
AtlasCopco
SIX Return Index (SIXRX)

Source: © FINDATA DIREKT

Investor's holding in Atlas Copco

Share capital: 15.0%
Voting rights: 21.1%
Market value of holding: SEK 21,691 m.
Serving on the board are the following people from Investor's management or board:
Sune Carlsson (Chairman),
Jacob Wallenberg (Vice Chairman) and
Grace Reksten Skaugen
Chairman: Sune Carlsson
President and CEO: Gunnar Brock

www.atlascopco.com

13% of total assets

ABB

ABB is a global leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries with Europe, the United States and Asia being the most important markets.

Key figures	2004	2005	2006
Sales, USD m.	20,610	22,442	24,412
Operating income	1,046	1,742	2,586
Operating margin, %	5.1	7.8	10.6
Net income after tax	–35	735	1,390
Earnings per share, USD	–0.02	0.36	0.63
Dividend per share, CHF	0	0.12	0.24
Book equity	2,530	3,142	6,038
Equity/assets ratio, %	10	14	24
Market capitalization, SEK bn.	77.2	159.4	267.5
Number of employees	102,500	104,000	108,000

ABB IN 2006: During the year, orders increased by 22 percent in local currencies and ABB's operating margin was the highest in the company's history. Contributing to these results were internal improvements to operational performance and strong global industrial demand for investments in infrastructure, power grid reliability, industrial productivity and energy efficiency. The capital base was improved considerably during 2006, due to ABB's strong earnings performance and the conversion of a convertible bond.

INVESTOR'S VIEW OF ABB: ABB is more profitable than ever, thanks to its focus on improvements to operational performance and cost and risk management. With leading positions in all major markets around the world, ABB has been able to take advantage of the strong business climate. Selective acquisitions, continuing investments in R&D and operational improvements, together with increased industrial efficiency and growing environmental awareness, position ABB well for profitable growth in the future.

Total return, Index = 100 = 12/30 1996


600
400
200
0
96 97 98 99 00 01 02 03 04 05 06
ABB
SIX Return Index (SIXRX)

Source: © FINDATA DIREKT

Investor's holding in ABB

Share capital: 7.6%
Voting rights: 7.6%
Market value of holding: SEK 20,375 m.
Serving on the board are the following people from Investor's management or board:
Jacob Wallenberg
Chairman: Jürgen Dormann
President and CEO: Fred Kindle

www.abb.com


12% of total assets

AstraZeneca

AstraZeneca is one of the world's leading pharmaceutical companies focused on research in medicines and pharmaceuticals in six important areas of medical need: cancer, cardiovascular, gastrointestinal, infection, neuroscience, and respiratory and inflammation. The company's products are available in more than 100 countries with the United States, Europe and Japan being the most important markets. Customers are in both primary and specialist healthcare.

Key figures	2004	2005	2006
Sales, USD m.	21,426	23,950	26,475
Operating profit	4,547	6,502	8,216
Operating margin, %	21.2	27.2	31.0
Net profit after tax	3,683	4,724	6,063
Earnings per share, USD[1]	2.01	2.91	3.86
Dividend per share, USD	0.940	1.3	1.72
Book equity	14,404	13,597	15,304
Equity/assets ratio, %	56	55	52
Market capitalization, SEK bn.	397.3	616.1	564.8
Number of employees	64,000	65,000	65,000

1) Before exceptional items.

ASTRAZENECA IN 2006: Robust growth from its key products and further improvements in efficiency contributed to AstraZeneca's strong financial performance with the company's operating profit increasing by 24 percent for the full year at constant exchange rates. Combined sales of the five key growth products Nexium™, Seroquel™, Crestor™, Arimidex™ and Symbicort™ increased by 23 percent. To enhance productivity, AstraZeneca launched a program to improve asset utilization During the year, two products in the late development stage were withdrawn. However, AstraZeneca is continuing to work on strengthening the product development pipeline by means of internal initiatives, acquisitions and collaboration agreements.

INVESTOR'S VIEW OF ASTRAZENECA: AstraZeneca has delivered strong financial results and stands firmly as one of the world's leading pharmaceutical companies. It is important for AstraZeneca to adapt its cost structure to the environment the company operates in. It is also positive that AstraZeneca is reducing costs to drive further productivity improvements. Expectations for a few products in the late development stage could not be realized. AstraZeneca's initiatives to expand its product and discovery portfolio, organically and by means of acquisitions, are therefore important for the company's future value creation.

Total return, Index = 100 = 12/30 1996


600
400
200
0
96 97 98 99 00 01 02 03 04 05 06
— AstraZeneca — SIX Return Index (SIXRX)

Source: FINDATA DIREKT

Investor's holding in AstraZeneca

Share capital: 3.4%

Voting rights: 3.4%

Market value of holding: SEK 18,959 m.

Serving on the board are the following people from Investor's management or board:

Håkan Mogren (Non-Executive Deputy Chairman)

Chairman: Louis Schweitzer

President and CEO: David Brennan

www.astrazeneca.com


7% of total assets

SCANIA

Scania is a world-leading manufacturer of heavy trucks and buses, as well as industrial and marine engines. The company also markets and sells a broad range of service-related products and financing services. Scania operates in more than 100 markets, mainly in Europe, Latin America, Asia, Africa and Australia. Europe and Latin America are the most important markets, where Scania also has its production. Most of the company's customers operate in the transportation industry and range from small trucking firms to major transportation companies in the private and public sector.

Key figures	2004	2005	2006
Net sales, SEK m.	56,788	63,328	70,738
Operating income	6,599	6,859	8,753
Operating margin, %	11.6	10.8	12.4
Net income after tax	4,316	4,665	5,939
Earnings per share, SEK	21.57	23.33	29.70
Dividend per share, SEK	15.00	15.00	50.00[1]
Book equity, SEK m.	21,433	23,736	26,134
Equity/assets ratio, %	30	30	30
Market capitalization, SEK bn.	52.6	64.8	97.2
Number of employees	29,993	30,765	32,820

1) Of which the dividend for 2006, SEK 15 per share, and an extra distribution of SEK 35 per share by mandatory redemption.

SCANIA IN 2006: Scania's operations developed very strongly in 2006 with continuing profitable growth and a sharp increase in order bookings. During 2007, the company will launch its new exhaust gas recirculation (EGR) engines which already meet the environmental standard that will be introduced in Europe in 2009. During the fall, MAN made a hostile bid for Scania. In January 2007, the bid was withdrawn, which was welcomed by Scania and its largest shareholders, Investor and Volkswagen.

INVESTOR'S VIEW OF SCANIA: Scania is a very well managed company with best-in-class profitability. The company has excellent growth and earnings prospects based on its technological leadership, advanced product platform, integrated after-sales service concept, strong balance sheet and strong expected market growth in Central and Eastern Europe. Investor will continue to support Scania's successful development as a standalone company while continuously evaluating possible attractive industrial partnerships and combinations.

Total return, Index = 100 = 12/30 1996


600
400
200
0
96 97 98 99 00 01 02 03 04 05 06
— Scania — SIX Return Index (SIXRX)

Source: FINDATA DIREKT

Investor's holding in Scania

Share capital: 11.0%

Voting rights: 20.0%

Market value of holding: SEK 10,783 m.

Serving on the board are the following people from Investor's management or board:

Sune Carlsson (Vice Chairman)

Peter Wallenberg Jr

Chairman: Bernd Pischetsrieder

President and CEO: Leif Östling

www.scania.com

CORE INVESTMENTS

>>


3% of
total
assets

Electrolux

Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire.

Key figures	2004	2005	Excluding Husqvarna 2005	2006
Net sales, SEK m.	120,651	129,469	100,701	103,848
Operating income	6,767	6,962	4,024	4,575
Operating margin, %	5.6	5.4	4.0	4.4
Net income after tax[1]	3,259	1,763	–142	2,648
Earnings per share, SEK[1]	10.92	6.05	–0.49	9.17
Dividend per share, SEK	7.00	7.50		4.00
Book equity, SEK m.	23,626	25,888		13,194[2]
Equity/assets ratio, %	31	31		20
Market capitalization, SEK bn.	46.9	63.9		37.5[3]
Number of employees	72,382	69,523	57,842	55,471

1) *Including items affecting comparability in the amount of SEK 497 m. for restructuring.*
2) After distribution of SEK 5.6 bn.
3) Before distribution of SEK 5.6 bn.

ELECTROLUX IN 2006: In June, Electrolux spun out Husqvarna (Outdoor Products operations) and distributed it to shareholders. Despite continuing high global market prices for steel and oil, operations improved slightly as a result of a better product mix and savings realized through the company's restructuring programs, which continued during the year on schedule. An extraordinary general meeting of shareholders in December approved the decision to distribute SEK 5.6 bn. to shareholders to establish a more efficient capital structure.

INVESTOR'S VIEW OF ELECTROLUX: Electrolux's spin-out of Husqvarna and changed capital structure have been important components in the process to clarify Electrolux's value. Ongoing restructuring programs, design initiatives and brand building are necessary and decisive for improving the company's margins. Electrolux's biggest challenge will be to improve profitability further in Europe and North America.

Total return, Index = 100 = 12/30 1996


600
400
200
0
96 97 98 99 00 01 02 03 04 05 06
Electrolux
SIX Return Index (SIXRX)

Source: © FINDATA DIREKT

Investor's holding in Electrolux
Share capital: 11.1%
Voting rights: 27.6%
Market value of holding: SEK 4,699 m.
No person from Investor's management or board serves on Electrolux's board
Chairman: Michael Treschow
President and CEO: Hans Stråberg

www.electrolux.com


3% of
total
assets

SAAB

Saab is one of the world's leading high-technology companies with activities focused mainly on products and systems for defense, aviation, space and civil security. Sweden is Saab's most significant market, although exports – primarily to Europe, the United States and South Africa – now account for more than 65 percent of sales. Defense forces, commercial airlines and authorities are examples of important customers.

Key figures	2004	2005	2006
Sales, SEK m.	17,848	19,314	21,063
Operating income	1,853	1,652	1,745
Operating margin, %	10.4	8.6	8.3
Net income after tax	1,310	1,199	1,347
Earnings per share, SEK	11.78	10.89	11.91
Dividend per share, SEK	3.75	4.00	4.25
Book equity, SEK m.	8,118	9,179	9,802
Equity/assets ratio, %	30	30	30
Market capitalization, SEK bn.	11.9	17.7	23.2
Number of employees	11,936	12,830	13,577

SAAB IN 2006: Saab's order bookings were significant in 2006 and the company's order backlog at year-end corresponded to 2.4 times sales. The acquired Microwave Systems operations were integrated during the year. Saab's operating margin was impacted by structural costs related to the acquisition, among other factors. The underlying margin, adjusted for these costs, is close to 10 percent, which is the company's objective.

INVESTOR'S VIEW OF SAAB: Saab has unique cutting-edge expertise in several of its technology areas. Growth will be important for future value creation. As sales volumes decline in the Swedish market, Saab will have to achieve its exposure to international markets to achieve its organic growth goals. Increasing the efficiency of operations will also be important to improve the company's gross margin.

Total return, Index = 100 = 6/30 1998


600
400
200
0
96 97 98 99 00 01 02 03 04 05 06
SAAB
SIX Return Index (SIXRX)

Source: © FINDATA DIREKT

Investor's holding in Saab AB
Share capital: 19.8%
Voting rights: 38.0%
Market value of holding: SEK 4,539 m.
Serving on the board are the following people from Investor's management or board:
Lennart Johansson
Chairman: Marcus Wallenberg
President and CEO: Åke Svensson

www.saab.se


2% of total assets

Husqvarna

Husqvarna is one of the world's oldest industrial manufacturers and a world leader in outdoor power products for consumers and professional users, and cutting equipment for the construction and stone industries. The company has a global sales organization with more than 20,000 resellers. Husqvarna's most important markets are the United States and Europe.

Key figures [1]	2005	2006
Net sales, SEK m.	28,768	29,402
Operating income	2,927	3,121
Operating margin, %	10.2	10.6
Net income after tax	1,641	1,862
Profit per share, SEK	5.54	6.29
Dividend per share, SEK		2.25
Book equity, SEK m.	4,755	6,264
Equity/assets ratio, %	26	38
Market capitalization, SEK bn.		31.8
Number of employees	11,681	11,412

1) Due to the spin-off of Husqvarna from Electrolux in 2006, financial information for 2004 is not comparable with 2005 and 2006. Financial information for 2005 and 2006 is based on Husqvarna's pro forma financial statements.

HUSQVARNA IN 2006: 2006 was Husqvarna's first year as an independent company after it was spun off from Electrolux in June. Despite a weak trend of sales in the North American consumer market during the fall, Husqvarna's profitability could be maintained on a high level, due to the company's limited sensitivity to volumes. During the year Husqvarna continued its acquisition strategy, purchasing Gardena, Hebei Jikai, Dixon and Komatsu Zenoah.

INVESTOR'S VIEW OF HUSQVARNA: Husqvarna has effectively established itself as an independent company and has a strong brand and market-leading position in many product segments. Husqvarna has successfully grown it business for a long time by making complementary acquisitions and expanding organically. In 2007, the company will continue to focus on additional expansion and the integration of acquired operations. Cost efficiency will also be given priority to ensure Husqvarna's continued competitiveness and profitability.

Total return, Index = 100 = 6/13 2006


150
100
50
0
jan 06
dec 06
Husqvarna
SIX Return Index (SIXRX)

Source: © FINDATA DIREKT

Investor's holding in Husqvarna
Share capital: 11.1%
Voting rights: 29.2%
Market value of holding: SEK 3,512 m.
Serving on the board are the following people from Investor's management or board:
Börje Ekholm
Chairman: Lars Westerberg
President and CEO: Bengt Andersson

www.husqvarna.com


1% of total assets

OMX

OMX owns and operates the largest integrated securities marketplace in Northern Europe and is a leading provider of technology solutions and services for financial and energy markets worldwide. OMX has three business areas: Nordic Marketplaces, comprising the stock exchanges in Stockholm, Helsinki and Copenhagen; Information Services & New Markets, consisting of operations in the Baltic markets and information services; and Market Technology, providing technology solutions and services to stock exchanges and other marketplaces.

Key figures	2004	2005	2006
Revenues, SEK m.	3,106	3,136	3,610
Operating income	616	910	1,211
Operating margin, %	19.8	29.0	33.5
Net income after tax	383	543	911
Earnings per share, SEK	3.31	4.66	7.64
Dividend per share, SEK	0	9.50	6.50
Book equity, SEK m.	3,835	4,749	4,614
Equity/assets ratio, %	58	45	37
Market capitalization, SEK bn.	9.8	13.1	15.2
Number of employees	1,300	1,288	1,402

OMX IN 2006: During the year OMX launched the Nordic Exchange, an integrated marketplace for presenting listed companies in Sweden, Denmark and Finland. High activity on the Nordic exchange and a large number of initial public offerings generated favorable growth during the year. OMX's acquisition of the Icelandic Stock Exchange marked yet another step towards an integrated marketplace. The order intake for market technology was substantial and OMX is focusing on this growth with a view to achieving higher profitability. During 2007, OMX intends to sell the part of its technology operations targeting banks and brokerage firms.

INVESTOR'S VIEW OF OMX: An integrated Nordic and Baltic securities market is beneficial to OMX's customers and shareholders as evidenced by the integration of the Helsinki and Copenhagen stock exchanges, the acquisition of the Icelandic Stock Exchange and the creation of the Nordic Exchange. The comprehensive programs that OMX has implemented to streamline, rationalize and focus its technology operations are positive, even if additional work remains before the company can achieve satisfactory profitability in this area.

Total return, Index = 100 = 12/30 1996


600
400
200
0
96 97 98 99 00 01 02 03 04 05 06
OMX
SIX Return Index (SIXRX)

Source: © FINDATA DIREKT

Investor's holding in OMX
Share capital: 10.7%
Voting rights: 10.7%
Market value of holding: SEK 1,625 m.
Serving on the board are the following people from Investor's management or board:
Adine Grate Axén[1]
Chairman: Olof Stenhammar
President and CEO: Magnus Böcker

1) Member of Investor's Management Group until September 30, 2006.

www.omxgroup.com



Operating Investments


Operating Investments

Operating Investments consist of holdings in which Investor has a controlling interest or minority position with significant influence. During the year, the business area was expanded with Gambro, which is owned as of June 2006 by Investor (49 percent) and EQT (51 percent). Soon after the buyout, Gambro's organization was streamlined and divided into three separate companies. After the Gambro transaction, the Operating Investments business area consists of Gambro Renal Products, Gambro BCT, Gambro Healthcare, 3 Scandinavia, Grand Hôtel Stockholm and Novare Human Capital.

The business area's investment strategy is focused on medium-sized companies headquartered in Northern Europe that Investor can develop and own in the medium to long term. Companies are to benefit from Investor's brand, network and expertise. The expansion of the Operating Investments business area follows the established strategy in which we aim to grow our unlisted investments in order to generate proprietary returns to our shareholders. The buyout of Gambro was geared to this strategy.

Investor's large stakes in Operating Investments, and the fact that holdings in the business area are unlisted, allows us to take a more active role in the development of companies and changes can be implemented more quickly than in listed holdings. The board and management group can focus more on the business and its development and utilize fewer resources for administration and reporting to the market. Competitive incentive programs can also be implemented more easily in unlisted investments.

As for the Core Investments, we develop a value creation plan for each company that is the platform for managing the company's operations. Questions concerning the recruitment of the CEO and management group members, the establishment and follow-up of goals, strategy and the business model, profitability, business development and capital, and organizational structure are also focused on.

Acquisition after year-end 2006

In January 2007, an agreement was signed to acquire Mölnlycke Health Care. The acquisition is being made together with Morgan Stanley Principal Investments and Investor's share of the equity and shareholder loans amounts to approximately 65 percent. Mölnlycke, headquartered in Gothenburg, Sweden, is a global manufacturer and supplier of single-use surgical and wound care products, primarily for the professional healthcare sector. In 2006, Mölnlycke had sales of approximately SEK 6.8 bn. and EBITDA of about SEK 2.0 bn.

Goal

The return is to exceed the risk-free interest rate plus a risk premium over a business cycle. Currently, 12 to 15 percent per year.

Operating Investments, percentage of total assets


4%

Strategy

- Develop current holdings
- Grow the business area's share of total assets

Investment strategy

Maintain a flexible investment strategy focused on medium-sized to large companies based in Northern Europe that we can own and develop in the medium to long term.

Goal fulfillment

The business area was under development in 2006.

OPERATING INVESTMENTS

	12/31 2006			12/31 2005	
	Ownership %	SEK/ share	SEK m.	SEK/ share	SEK m.
Indap/Gambro	49[1]	5	3,476[2]	–	–
The Grand Group	100	2	1,477	2	1,505
3 Scandinavia[3]	40	1	668	1	608
Land and real estate	100	0	302	1	310
Other[4]		0	58	0	99
Total		8	5,981	4	2,522

1) In addition, Investor indirectly owns about 9 percent of Indap/Gambro through its ownership in EQT IV.
2) Refers to Investor's share of Indap/Gambro's equity on November 30, 2006. The amount includes the accumulated acquisition value, as well as income and equity items for the period.
3) Refers to Investor's share of 3's equity on November 30, 2006 after adjustments in the Investor Group and Investor's shareholder loans to 3 totaling SEK 437 m. (145). Due to a change in reporting period, the net asset value for 2005 was adjusted down by SEK 235 m.
4) Refers to Novare and the advisory companies in Private Equity.

GAMBRO.

Until June 2006, Gambro was a listed company on the Stockholm Stock Exchange with operations in dialysis, intensive care, blood bank technology and intensive care. In the second quarter, Investor and EQT made a public offer for Gambro that was accepted in June, after which Gambro was delisted. Gambro is jointly owned by Investor (49 percent) and EQT (51 percent). Gambro is mainly debt-financed.

GAMBRO IN 2006: During the year Gambro enjoyed healthy growth. Margins improved over last year, after taking into account costs related to the acquisition and expenses for measures to resolve the import ban situation in the United States.

As part of the efforts to improve the platform for strong development of Gambro's business areas, three independent companies have been formed: Gambro Renal Products, Gambro BCT and Gambro Healthcare. By dividing up operations into three separate entities, each unit can completely focus on its own business, take advantage of growth opportunities and release its inherent profit potential. In connection with the division of the business areas into three companies, cost-saving measures were carried out and new management groups and business boards were appointed.

Key figures	2006[1]
Net sales, SEK m.	15,637
EBITDA	2,549
Operating income	1,087
Total assets	19,207

1) All key figures refer to the period 12/1 2005-11/30 2006.

Value of holding: SEK 3,476 m.

GAMBRO. Renal Products

Gambro Renal Products is a world leader in the development and supply of products, treatments and services for in-centre care dialysis, home dialysis, and blood purification in intensive care units.

The Renal Products business developed well during the year in terms of sales, EBITDA and cash flow before one-off costs related to the buyout of Gambro and before expenses to resolve the import ban in the United States. The import ban on dialysis machines and additional restructuring costs will also have a negative impact on operating results in 2007.

Construction of the new filter plant in the U.S., in Opelika, Alabama, shifted into a more intense phase in the fourth quarter of 2006 and will continue during most of 2007. Operations in Europe continued to develop favorably and increased sales volumes partially countered the effects of the import ban in the U.S. On December 1, 2006, Thomas Glanzmann took over as CEO and several new members were added to the management group.

Serving on the business area's business board are the following persons from Investor's management or board: Lennart Johansson
Chairman: Peter Sjöstrand
CEO: Thomas Glanzmann

www.gambro.com

GAMBRO. BCT.

Gambro BCT develops and sells products and services for blood collection, the separation of blood components and cell therapy.

Gambro BCT continued to perform strongly in 2006. Sales of the new Atreus whole blood processing system were launched in Europe with promising results. Gambro BCT's pathogen reduction technology was further developed and is following plan.

Serving on the business area's business board are the following persons from Investor: Johan Röhss
Chairman: Mats Fischier
CEO: Davis Perez

www.gambrobct.com

GAMBRO. Healthcare

Gambro Healthcare is one of the world's leading providers of dialysis clinic services. The business area operates in 14 countries and treats about 11,000 patients at 150 clinics.

Gambro Healthcare's clinic business is developing well and the result for 2006, excluding extraordinary items, followed plan. During the year, the number of clinics was expanded by 15.

Serving on the business area's business board are the following persons from Investor: Johan Röhss
Chairman: Massimo Rossi
CEO: Bo-Inge Hansson

www.gambrohealthcare.com

>>

3 Scandinavia is a mobile operator providing mobile broadband services in Sweden and Denmark. The company also has a license for the Norwegian market. 3 Scandinavia is owned by Hutchison Whampoa (60 percent) and Investor (40) percent. 3 Scandinavia aims to capture at least 25 percent of the Nordic 3G market.

Key figures	2004	2005	2006
Net sales, SEK m.	749[1)]	2,680[3)]	3,142[4)]
Operating income	–1,027[1)]	–3,378[3)]	–2,484[4)]
Total assets	13,610[1)]	15,275[3)]	14,173[4)]
Number of subscribers	414,000[2)]	461,000	671,000
ARPU, SEK	397[2)]	383	404
Non-voice ARPU, %	14[2)]	16	23
Postpaid/prepaid ratio, %	84/16[2)]	78/22	88/12

1) Refers to the period 10/1 2003-9/30 2004.
2) On March 30, 2005.
3) Refers to the period 10/1 2004-9/30 2005.
4) Refers to the period 12/1 2005-11/30 2006.

3 SCANDINAVIA IN 2006: On December 31, 2006, 3 Scandinavia had 671,000 subscribers, a net increase of 210,000 during the year. Subscriber growth was 46 percent in 2006. 3 has successfully developed and improved its range of offerings, particularly its music and messaging services. Average revenue per user (ARPU) continued to develop positively, driven by demand for these new services, among other factors. ARPU totaled SEK 404 at year-end 2006, above the market average, of which 23 percent was non-voice, which was substantially higher than 3 Scandinavia's competitors. During the year, the company's management group was strengthened with the appointment of Peder Ramel as head of operations in Sweden and Richard Woodward as new CFO.

INVESTOR'S VIEW OF 3 SCANDINAVIA: In 2006, 3 Scandinavia developed in line with our expectations, even if the company is lagging behind our initial investment plan. The launch of Turbo 3G mobile broadband is enabling new services, such as television on mobiles, and is a competitive alternative to fixed broadband connections. Up to now, 3 Scandinavia has focused on consumers and less on business customers. Based on the capacity of 3G technology and the demand for mobile services in companies, we believe 3 has the potential to also capture significant market shares in the business market. We remain comfortable with the goal that 3 Scandinavia will reach breakeven on a monthly basis by 2008 at the latest.

Investor's holding in 3 Scandinavia (Hi3G)
Share capital and voting rights: 40%
Value of holding: SEK 668 m.
Serving on the board are the following people from Investor's management or board:
Björn Svedberg and
Adine Grate Axén[1)]
Chairman: Marcus Wallenberg
President and CEO: Shlomo Liran
As of March 2007: Peder Ramel

1) Member of Investor's Management Group until September 30, 2006.

www.tre.se

GRAND HÔTEL
STOCKHOLM - SWEDEN

The Grand Hôtel in Stockholm, the leading hotel in Scandinavia, is situated on the water in downtown Stockholm with a view over the Old Town and the Royal Palace. In 2005, the hotel decided to launch its Change Grand Program, which has involved a number of rebuilding and development projects within restaurants and public areas at the Grand Hôtel in Stockholm.

Key figures	2004	2005	2006
Net sales, SEK m.	254	281	324
EBITDA	17	39	67
Operating income	–14	–3	26
Total assets	1,332	1,182	1,529

GRAND HÔTEL IN STOCKHOLM IN 2006: The project to incorporate Burmanska Palatset (acquired in 2004) continued during the year and the renovation of the building was finished during the fall. As part of the Change Grand Program, the remodeled Cadier Bar was reopened.

During the year, it was announced that prize-winning Swedish chef Mathias Dahlgren will develop and run Grand Hôtel's new restaurant. In 2006, Grand Hôtel noted a rising occupancy rate and improved average prices. Ongoing renovation work has restricted the hotel's operating capacity and resulted in added costs.

INVESTOR'S VIEW OF GRAND HÔTEL IN STOCKHOLM: Grand Hôtel, with its history and prime waterfront location in central Stockholm, is unique in Sweden and the world. With the hotel's expansion and Change Grand Program, the Grand Hôtel in Stockholm will further strengthen its unique position. With a larger number of rooms, the renovation of the premises and a continuously rising occupancy rate, we expect Grand Hôtel to achieve additional growth and improve its profitability considerably.

Investor's holding in The Grand Group
Share capital and voting rights: 100%
Value of holding: SEK 1,477 m.
Serving on the board are the following people from Investor's management or board:
Peter Wallenberg Jr and
Lars Wedenborn
Chairman: Peter Wallenberg Jr
President and CEO: Nils Axing

www.grandhotel.se

Novare HUMAN CAPITAL

Novare Human Capital's operations are focused on a range of recruitment and advisory services in the human resources (HR) field. The company assists Investor, Investor's holdings and other clients to find the right people with the right competence.

Key figures	2004	2005	2006
Net sales, SEK m.	21	26	39
EBITDA	0	1	7
Operating income	0	1	5
Total assets	18	28	44

NOVARE HUMAN CAPITAL IN 2006: During the year, Novare continued to expand its business by developing activities within a number of HR-related areas. During the year, Investor's Annual General Meeting approved the decision that Investor sell 50 percent of Novare Human Capital to certain senior executives in the company.

INVESTOR'S VIEW OF NOVARE HUMAN CAPITAL: Having an HR company closely associated with an investment and/or private equity company is common in the United States, for example, but is still unique in Sweden. Novare Human Capital's most important function is to structure and expand Investor's unique international network as a strategic recruitment resource for Investor's holdings. Novare Human Capital should therefore be considered a strategic operative function in addition to its role as an investment.

Investor's holding in Novare Human Capital
Share capital and voting rights: 50%
Value of holding: SEK 7 m.
Serving on the board are the following people from Investor's management or board:
Lars Wedenborn
Chairman: Lars Wedenborn
CEO: Fredrik Hillelson

www.novare.se



Private Equity Investments


Operating Investments
Private Equity Investments

Private equity is defined as investments in unlisted companies in which Investor assumes an active ownership role. Investor's involvement may range from supporting holdings in the development of their business, strategy and vision, to providing access to representatives in Investor's network and legal and financial expertise. Depending on the development phase of a company, Investor conducts two different kinds of private equity investments: venture capital and buyouts.

Venture capital activities involve investments in young growth-oriented companies ranging from startups to companies that are about to enter an expansion stage to establish themselves in the market or launch new products.

Buyout activities are defined as loan-financed investments in more developed or mature companies that are often made for the purpose of implementing major restructuring or operational changes aimed at achieving greater efficiency and growth.

In the Private Equity Investments business area, buyout activities are conducted through EQT and venture capital investments through Investor Growth Capital. The business area has the objective of realizing an average annualized return (IRR) of 20 percent or more on realized investments, over the longer term, before administrative expenses. Investments are made in Northern Europe, the United States and Asia.


Cash flow
VENTURE CAPITAL
BUYOUTS
Mature stage
Expansion stage
Early stage
Time

Venture capital investments are primarily made in early and expansion stages, while buyout investments are mainly made in companies that are relatively mature.

Goal

Average annualized return (IRR) of 20 percent or more on realized investments before administrative expenses, over the course of a business cycle.

Strategy

- Grow within the existing units Investor Growth Capital and EQT
- Rebuild the portfolio after two years of net divestments

Investment strategy

Investor Growth Capital invests in young growth companies in the healthcare and technology sectors in Northern Europe, the United States and Asia. EQT invests in medium-sized, established companies in Northern Europe and Asia.

Goal fulfillment

Private Equity Investments has met the targeted return requirement of 20 percent on realized investments (IRR) since 1998, when the business area was given its current shape and structure.

Private Equity Investments, percentage of total assets


10%

Development stages, Private Equity


Funds 7%
Early 8%
Expansion 20%
Mature (excl. EQT) 7%
Mature EQT 58%

A company's development stage is usually linked to its financial development. A mature company normally generates a positive cash flow.

Investor Growth Capital

Investor Growth Capital, wholly owned by Investor, is focused on venture capital investments in the IT/technology and healthcare sectors in Northern Europe, the United States and Asia. The investment cycle is normally three to seven years and the investment commitment ranges from SEK 20 m. to SEK 200 m. The Investor Growth Capital investment units acquire a minority stake with significant influence and usually take a board seat. At year-end 2006, Investor Growth Capital had approximately 40 investments in IT/technology and about 30 in healthcare.

Investor Growth Capital has a total staff of 39 at offices in Stockholm, Amsterdam, Beijing, Hong Kong, Menlo Park, New York and Tokyo. Each office is specialized in its respective sectors and markets by having employees with substantial knowledge of local markets and companies. Each unit also has a compensation system adapted to the local market and linked to the fulfillment of established return objectives and realized results. Since holdings are normally small in size, Investor Growth Capital's board work is often focused on strategic and operational issues, such as product development, business models and the establishment of business activities in markets. To intensify its expansion in China, Investor Growth Capital opened a representative office in Beijing in 2006.

For more information visit www.investorgrowthcapital.com

Investments in EQT's funds

EQT operates as an independent organization from Investor and makes buyout investments in medium-sized companies in Northern Europe and Greater China. The investment cycle is normally three to seven years for the companies EQT invests in. Investments are made in funds, with each fund having a specific focus and a number of external fund investors, who are limited partners in each fund. Investor was one of the founders of EQT and is a sponsor and investor in all 11 funds. Investor's ownership in each fund varies but averages about 20 percent in the larger, more recent funds. EQT is the largest investment unit in the Private Equity Investments business area.

The advisory company Investor Capital Partners was sold to EQT in the first quarter of 2006. Investor Capital Partners was based in Hong Kong and focused on buyout investments in Greater China. Since both EQT and Investor Capital Partners are focused on buyout investments, the combination offers business and administrative advantages and efficiencies.

For more information visit www.eqt.se

By unit, Private Equity


EQT 58%
Investor Growth Capital 42%

Investments are made by the units:
- Investor Growth Capital - direct investments
- EQT - fund investments

Geographic distribution, Private Equity


Asia 9%
United States 24%
Northern Europe 67%

Investments are made in:
- Northern Europe
- United States
- Asia

Investor Growth Capital

Development stages, Investor Growth Capital


Funds 18%
Mature 23%
Early 15%
Expansion 44%

Sector distribution, Investor Growth Capital


Funds and Other 25%
Software 12%
Semiconductors 8%
Communications 5%
Internet Services 5%
Other IT 8%
Pharmaceuticals/ Biotechnology 21%
Medical Devices 16%

Investor Growth Capital's portfolio is in the rebuilding phase after a large number of divestments that were made during 2004 and 2005. This is why the distribution between different development stages has changed only slightly. In 2006, the percentage of early and mature holdings increased in number. Investments by sector are IT 38 percent (Communications, Semiconductors, Internet Services, Software and Other), Healthcare 37 percent (Pharmaceuticals/Biotechnology and Medical Devices), and Funds and Other 25 percent.

>>

Private Equity in practice

Investor Growth Capital's investment portfolio contains approximately 70 holdings, of which four are described below. Read more about other investments on Investor's website.

DIGITAL CHECK

Tokyo-based Digital Check is one of the largest providers of e-commerce settlement services in Japan. The company serves a growing number of convenience stores and retail businesses requiring online payment settlement functions for e-commerce transactions.

Digital Check provides the required IT infrastructure, allowing customers to focus on their core business and avoid costly investments in complex systems. Key products include C-Check, an online prepaid card for gaming and music downloads, online payment processing solutions for credit cards, electronic money and postal services, and IT system service for Internet-based shopping malls.

"Digital Check is strongly positioned in a market that is showing the highest growth among e-commerce settlement services," says Investor Growth Capital's Shinji Yasui. "There is significant upside opportunity in face-to-face credit card settlement services and a huge potential market for Digital Check in the emerging front-end settlement industry."

"We chose IGC Asia as our core shareholder because of their long-term commitment and global network. We also value their guidance and support as a board member," says Takayuki Doki, CEO of Digital Check.

For more information visit www.digitalcheck.co.jp

Aerocrine

Aerocrine is a Swedish medical device company that develops, markets and commercializes leading, innovative products for monitoring airway inflammation, the main cause of asthma. The company has two main products, NIOX® and NIOX MINO®, which help doctors better diagnose, treat and monitor patients with asthma to improve the patient care process.

"With its unique and protected technology, Aerocrine has introduced a paradigm shift in asthma treatment that provides major clinical benefits for the diagnosis of one of the most serious chronic diseases of our time," says Karl Swartling, representing Investor Growth Capital on Aerocrine's board.

"With its long-term investment approach, industry expertise and global network of contacts, Investor Growth Capital has made significant contributions to our company as Aerocrine developed from a start-up into a company with leading products and rapidly increasing sales," comments Paul de Potocki, CEO of Aerocrine.

For more information visit www.aerocrine.com


There's value in good ideas.
And the right people bring them to life.



KYPHON

AHEAD OF THE CURVE™

Kyphon, based in California, develops and sells medical devices used in the balloon kyphoplasty procedure to treat vertebral compression fractures caused by osteoporosis or cancer, and for the diagnosis and treatment of other painful spinal disorders such as stenosis and degenerative disc disease.

Investor Growth Capital first invested in Kyphon in 1999. "One of our most important initiatives was building a leading sales force and marketing capability for Kyphon to create a new, direct channel to our customers, which we knew would be pivotal to the company's long-term success," says Stephen Campe, Investor Growth Capital's representative on Kyphon's board. "Although this required substantial resources that temporarily affected profitability, the investment was justified in view of the strong market demand for Kyphon's novel, protected products and the high gross profit margin generated by incremental revenue."

In 1999, Kyphon had 20 employees. Today, the company is a global business with over 1,000 employees worldwide generating over USD 400 million in sales. In 2002, Kyphon completed one of the most successful medical device IPOs in recent years and has a market capitalization of nearly USD 2 billion today.

For more information visit www.kyphon.com

SWEDISH ORPHAN INTERNATIONAL

Swedish Orphan International is a Swedish growth company specializing in the development, registration, marketing and distribution of orphan drugs (pharmaceuticals for the treatment of rare and life-threatening diseases). The company's products satisfy a medical need where current treatment is either unavailable or unsatisfactory. In 2006, Swedish Orphan supplied more than 40 orphan drugs.

"Since Investor Growth Capital became one of Swedish Orphan's owners in 2004, the company has developed its business model from being a Nordic distributor to a pan-European in-licensing partner with high growth, profitability and strong cash flow," says Thomas Eklund, who represents Investor Growth Capital on Swedish Orphan's board.

Bo Jesper Hansen, CEO of Swedish Orphan International, notes that the company's business has grown by 43 percent during the past six months:

"Our positive growth is mainly due our successful launch of new orphan drugs during the past fiscal year combined with successful initiatives in new markets in Central Europe. We are convinced that the future will offer business opportunities with new partners and products offering substantial benefits for patients suffering from rare diseases."

For more information visit www.swedishorphan.com



Organization, network and brand


Core Investments
Operating Investments
Private Equity Investments
Organization
Network
Brand

In addition to our business areas, our organization, global network and brand are strategically vital assets. The organization provides a structure in which the business areas can operate and the network provides access to expertise and investment and divestment opportunities. Investor's brand – what we stand for and what we are – is affected by everything we do and is one of our most important assets. Investing in these assets is therefore necessary to reach our goals in the short and long term.

Organization

Investor's employees in Stockholm, Amsterdam, Beijing, Hong Kong, Menlo Park, New York and Tokyo are of crucial importance for our ability to reach our goals. We therefore put heavy demands on our personnel with regard to competence, ambition and innovative thinking. To recruit and retain the right employees, we place major emphasis on creating an attractive workplace where people enjoy working and grow professionally. Respect for the individual is a fundamental value at Investor. Regardless of race, color, gender, ethnic and religious background, sexual preference, marital status, national origin, age and disability or, with respect to any specific Investor location and other protected status under the laws or regulations of such country of locality, everyone is to be given equal opportunities for development in a workplace free of discrimination and harassment. Investor's wholly owned investment operations (excluding EQT, Grand Hôtel Stockholm and Novare Human Capital) employed 147 people at year-end 2006. In addition to the Core Investments, Operating Investments, Private Equity Investments and Financial Investments business areas, the Operations unit is an essential part of Investor's organization. Operations includes a number of functions, such as Finance, Human Resources, Corporate Communications and Research, IT, Risk Management and Treasury.

CORPORATE CULTURE

Establishing a strong and united corporate culture is an important part of the organization. During the year, we worked on developing core values for Investor. The objective has been to further strengthen our corporate culture and link it to our vision, goals and strategy. Our work with our corporate culture is long-term and will continue during 2007. See page 5 for a presentation of our core values.

DIVERSITY

A diversity of people with different backgrounds, experience and knowledge is necessary for an international company like Investor to succeed. A balanced mix of people

INVESTOR'S WHOLLY OWNED INVESTMENT ACTIVITIES ON DECEMBER 31, 2006

Facts & figures on employees

- Number of employees on 12/31 2006: 147.
- Average number of employees in 2006: 140.
- Average age: 40.9 years.
- Investments in education per employee were about SEK 30,000.
- The percentage of female employees was 48 percent.
- The percentage of women in senior management positions was 16 percent.
- Personnel turnover was 2.0 percent.

Employees by education


High school and other education programs: 27%
University degree: 53%
Double university degree: 4%
M.B.A., 12%
Ph.D.: 4%

Age distribution


Number of employees
80
70
60
50
40
30
20
10
0
20-29
30-39
40-49
50-59
60-69
Age
Men
Women

Years of employment


Number of employees
80
70
60
50
40
30
20
10
0
< 2
2–5
6–15
> 15 Years

contributes to the company's development, creativity and performance, and expands opportunities to attract essential competence and improve our contacts with stakeholders. This diversity in Investor is exemplified by the large number of different nationalities working at our offices around the world.

Investor's efforts to promote diversity in the workplace also aim to increase the percentage of women in senior management positions within Investor and our holdings. To develop this work to increase the number of women senior managers in Investor, a project was conducted to map the conditions for women to make a career and reach management positions in the company. The project has resulted in an action program that will be implemented in 2007. A survey of women in management positions within Investor's network will be carried out in the first quarter of 2007 to chart measures that would make it easier for women to reach higher business-related positions.

PERSONNEL DEVELOPMENT

Since the competence of employees is of central importance for Investor's ability to develop as a company, we place major emphasis on giving each employee the opportunity to advance their education and enhance their professional knowledge. All employees are therefore recommended to take at least five days of courses per year as part of their continuing education. All employees have performance and compensation reviews with their closest supervisor twice a year. During the annual performance review, the form of competence development is discussed.

REMUNERATION

Investor strives to offer competitive remuneration ensuring that competent employees can be recruited and retained in the company. The basis for remuneration in the company is that it should be in line with the market. Read more about our remuneration policy on page 68.

Network

Investor's network is a strategic asset for Investor and provides a comparative advantage over similar types of investment companies. The network is global and comprises all people in our organization, their professional and personal contact networks, as well as the people working in our holdings. The network also includes former senior executives from Investor and our holdings.

The network also includes many other professionals that Investor has established relations with, such as the academic and research communities, and the people in our holdings. We have also had business relations with the capital markets for many years and with legal and taxation specialists. We work continuously on creating new contacts and maintaining present relations in our network, as well as linking people, companies and organizations together to create new and innovative projects.

Recruitment is another important aspect of the network's function to find the appropriate people for Investor and our holdings. Having the right board and management is crucial for all companies and the network is used to facilitate this recruitment process.

The network provides both breadth and depth in terms of expertise and experience. The network contains knowledge about leadership and entrepreneurship, international development, trends and technology shifts. Through contacts with specialists in the network, another dimension is added to Investor's analytic and due diligence work. We believe it is important to share our collective competence and experience in the network and give the people in our investments access to it. Examples are our network meetings for exchanging experience and knowledge on current issues, or informal contacts when needed.

We actively use the network to help our investments expand their business into new geographic areas, develop customer or partner relations and find important advisers, managers and employees. In growth countries, such as China, it is much more difficult to do business successfully if you do not have a well functioning network in the country.

The network is also significant from an investment perspective since it provides access to investments in varying fields, growth stages and sectors. It also provides access to a contact network of potential buyers if we are going to sell one of our holdings.

We also work actively with structuring and expanding our network. Novare Human Capital (read more on page 23) is working with the mapping of potential board members and women who may be potential candidates for CEO or for other business-related positions in our holdings.

The international operations within Private Equity Investments, conducted in the U.S., Northern Europe and Asia, have also contributed to developing and broadening the network.

Brand

In addition to our organization and network, Investor's brand is a vital asset in several ways. Our brand says who we are as an investor, owner, employer and responsible company in society. Like our network, our brand helps us gain access to new investment opportunities. It is also important for recruiting people to Investor and for our work with building our global network, since a strong name facilitates the recruitment of skilled people for Investor and our holdings.

Letter from the Chairman

Dear Shareholder, 2006 was a year in which we managed important developments in our portfolio and recorded a gratifying 21 percent increase (including reinvested dividends) in our net asset value. Investor's 90th year of operation was also an eventful one. With our buyout of Gambro, we strengthened our position in unlisted holdings, a market that is becoming increasingly liquid, and consequently more attractive, as an alternative to investing in public enterprises.

Developing our strategy further

For 90 years, Investor's business model has been to create value for the company's shareholders by focusing on long-term, engaged ownership. This model has worked well and delivered good results.

Our objective has always been to provide the most sustainable and supportive platform possible for the development of each holding in our portfolio. This is why we change our ownership stake in companies from time to time when we believe it is appropriate for the company in question. This is done on our initiative as a principal owner, on an industrially sound basis.

The board's primary task is to constantly review and further develop Investor's strategy in order to achieve the company's goals in varying market conditions.

In the mid-1990s, before private equity became as popular as it is today, Investor formed EQT and Investor Growth Capital to engage itself in this emerging investment market. The objective was to create more attractive, innovative and value-creating ventures, such as OM and Arbitech in the 1980s, Saab-Scania in the early 1990s and 3 in the 2000s.

This trend has continued in recent years. In 2006, the board clarified Investor's long-term engagement in private equity by stating that Investor intends to grow its unlisted assets to correspond to one fourth of total assets within five years.

Striking the balance between public and private assets

The more successful the unlisted market has become, the more scrutiny it attracts. It is clear that the most successful private equity companies are those with owners and management who implement industrially sound measures based on their commitment and expertise.

In recent years, private companies have proven themselves to be very competitive when recruiting competent people to their management teams and boards. This has become a challenge for public companies.

Whether a company is public or privately owned, our business model remains the same – to be an engaged, long-term owner. However, this role is determined by individual circumstances. We understand that an international enterprise operating in mature markets requires a different level of support compared with a newly acquired growth company. Our ability to tailor our strategic approach for each investment is decisive for our success and can be clearly seen in the different needs of our holdings, from SEB and its 150-year banking tradition to the young growth company Aerocrine.

Responsible ownership

Throughout the past year Investor participated in a number of structural transactions in which we created value for shareholders through active and engaged ownership.

Early in 2006, in partnership with EQT, Investor acquired Gambro in a public to private transaction over the Stockholm Stock Exchange. Now Gambro has the strategic focus and financial resources to better target exciting areas of growth and profitability.

During the year we also sold our interest in WM-data. Through our board work, we had worked for a number of years on increasing WM-data's cost efficiency, changing its capital structure and targeting strategic acquisitions and divestments. With its new owner, LogicaCMG, WM-data has the geographical reach and experience to grow more rapidly in the international market.

Perhaps the most visible expression during 2006 of our accountability as owners has been our determination to ensure that any bid for Scania reflects the best interests for our shareholders and the company's future position. This was our basis for rejecting the bid for Scania.

Creating value from our portfolio in 2006 was not only limited to acquisitions and divestitures. Several of our investments, such as Electrolux, SEB and Atlas Copco, moved to overhaul their capital and cost structures in order to take better advantage of market opportunities they had identified in the value-creating agendas developed by their boards with Investor's participation.

Tectonic shift for Sweden

In 2006, Sweden elected a new government. As a result, we anticipate some important changes in economic and fiscal policies. The new government has already identified the privatization of some state-owned enterprises as a key priority. Policies to foster competition and economic reform are also under consideration. We also strongly welcome efforts and incentives to spur entrepreneurship. It is also gratifying to see that the government has now set the goal to allocate 1 percent of GDP for basic research. Without a solid basic research in Sweden, companies such as Saab and Ericsson would not venture to invest as much money in their own R&D, a fundamental requirement for their



commercial success. This is not only important for us as an investor and owner of companies, but also for Sweden's future source of growth. Investor supports Sweden in its pursuit of economic growth and international competitiveness.

Despite its relatively small size, Sweden is a world-class economy. According to the Global Competitiveness Report 2006-2007, released by the World Economic Forum in September 2006, Sweden is ranked number three in the world. We are eager to see how the country can take advantage of the favorable conditions that we envision for the global economy in the year ahead. Perhaps, more importantly, we look forward to seeing how well Sweden faces the risks that will inevitably arise from some of the economic imbalances that exist.

90 years of success

In the course of Investor's 90 year history, our Group has found strength in four key principles.

First, Investor's success is a direct consequence of our focus on building best-in-class companies. Second, Investor has always recognized the value of developing companies with a long-term horizon, and today, many of those early investments are the jewels in the Investor crown. Third, we work closely with the companies we own to ensure healthy industrial development. Fourth, Investor is dedicated to creating shareholder value.

As an owner of companies, Investor has a social responsibility to monitor the most important issues of the future, such as corporate social responsibility, the environment and climate change, which we have been following for a number of years. We are noticing how our holdings are giving more and more priority to these issues.

On behalf of the Board of Directors, I would like to thank Börje Ekholm, who has now completed his first full financial year as CEO. As witnessed by the unrelenting pace of change in our operating environment in 2006, as well as the breadth of opportunities and challenges that Investor confronts on a daily basis, Börje has demonstrated both vision and leadership in directing Investor throughout the year.

I also want to thank Investor's strong management team and all our colleagues throughout the Investor network for making 2006 such a good year and giving us strong grounds for optimism about the future.

Finally, I would like to thank you, our shareholders, for entrusting your capital to us. As a shareholder, I hope you are encouraged by the evident dedication and commitment to excellence from everyone in the Investor family.

Jacob Wallenberg
Chairman of the Board

Corporate Governance Report

Investor applies the Swedish Code of Corporate Governance which was used to prepare this corporate governance report. The Swedish Code of Corporate Governance is based on the "comply or explain" principle. According to the principle, a company that applies the code may deviate from individual rules but is required to explain why. The Code states, among other things, that a company shall issue, in connection with the annual report, a special report on corporate governance in which the company describes how the Code has been applied within the most recent fiscal year.

This Corporate Governance Report is for fiscal year 2006 and also describes the work of the Nomination Committee prior to the 2007 Annual General Meeting. The report has not been reviewed by Investor's auditors. Deviations from the Code are reported in each section of the report. In accordance with the application instructions of the Swedish Corporate Governance Board, the board of director's report on internal control is to constitute a special section in the corporate governance report.

Deviations from the Code

- Investor does not comply with all of the Code's criteria for independence of the board.

Deviations from the Code are reported and explained in greater detail in each section of the report.

Corporate governance within Investor

Corporate governance practices define the decision-making systems and structure through which owners directly or indirectly control a company. In a stock corporation like Investor, authority, management and control are distributed between the shareholders, the board of directors and the CEO and management group. Corporate governance practices in Sweden are regulated by Swedish law, primarily the Swedish Companies Act, the Listing Agreement of the Stockholm Stock Exchange and other rules and recommendations, such as the Swedish Code of Corporate Governance. For more information about laws and corporate governance practices in Sweden, see the document "Special features of Swedish Corporate Governance" on the website of the Swedish Corporate Governance Board, www.bolagsstyrning.se.

In addition to legislation, regulations, recommendations and the Swedish Code of Corporate Governance, Investor's Articles of Association constitute a central document that establishes the company's name and purpose, where the board is registered, the focus of Investor's business activities and information concerning the share capital. Investor's Articles of Association are available on Investor's corporate website, www.investorab.com, in the section on Corporate Governance.

The Annual General Meeting (AGM) is Investor's highest decision-making body. The AGM decides how the Nomination Committee is to be appointed. The Nomination Committee proposes the composition of the board for resolution by the AGM. As part of the company's efforts to increase the efficiency and depth of the board's work

Corporate governance within Investor



Nomination Committee
Shareholders
through Annual General Meeting
Auditors
Board of Directors
Audit Committee
Remuneration Committee
Finance and Risk Committee
Internal Control
President and CEO
Management Group
Core Investments
Business Development
Investor Growth Capital
Active Portfolio Management
Operations

Primary external regulations affecting Investor's governance:
- Swedish Companies Act
- Listing Agreement of the Stockholm Stock Exchange
- Swedish Code of Corporate Governance

Examples of Investor's internal control documents:
- Instructions, formal work plans
- Policies, such as for risk management and compliance
- Process descriptions for each business area

on certain issues, the board has established three committees: the Audit Committee, Remuneration Committee and Finance and Risk Committee. Each committee's work and areas of responsibility are described in further detail under the respective heading in this report.

As control documents, Investor has instructions, formal work plans and policies for the board and CEO which clarify the distribution of responsibilities and control procedures in the Group. External auditors, appointed by the AGM, audit the company's financial reports and the administration of the board and the president. The internal control process is an objective support function for the board for the internal control structure.

Investor's wholly owned investment operations are organized in five departments: Core Investments, Business Development, Investor Growth Capital, Active Portfolio Management and Operations. Operations includes functions such as Finance, Human Resources, Corporate Communications and Research, IT, Risk Management and Treasury. In addition to the President and CEO, Investor's Management Group includes the heads of Core Investments, Business Development, Investor Growth Capital and Operations. The illustration on the preceding page shows Investor's basic governance structure.

Shares and ownership in Investor

At year-end 2006, Investor had 134,230 shareholders according to the register of shareholders maintained by VPC AB. In terms of ownership share, institutional owners dominate with 87 percent of the shares being owned by 13,417 institutional owners. Foundations constitute the largest single shareholder category in terms of ownership stake. At year-end, Investor's share capital totaled SEK 4,795 m., represented by 767 million shares, of which 312 million are class A-shares and 455 million are class B-shares. A-shares carry one vote while B-shares carry 1/10th vote, although both types of shares are entitled to dividends. See page 6 for information about Investor's dividend policy.

Investor's 10 largest shareholders listed by voting rights, on December 31, 2006[1]

	12/31 2006	
	% of votes	% of capital
Knut and Alice Wallenberg Foundation	40.0	18.6
SEB Foundation	4.9	2.3
Marianne and Marcus Wallenberg Foundation	4.1	1.9
Skandia Liv	3.9	2.5
Swedbank Robur's mutual funds	3.6	3.7
Nordea's mutual funds	2.7	1.5
Marcus and Amalia Wallenberg Memorial Fund	2.6	1.2
Custodial Trust Company	1.9	0.9
Alecta	1.5	2.8
JP Morgan Chase Bank	1.4	2.6

1) Directly registered, or registered in the name of nominees, with VPC.

Annual General Meeting

Shareholders can exercise their right to decide on the company's business at the AGM, which is Investor's highest decision-making body. Investor's AGM is held in the Stockholm area during the first half of the year. The date and location of the AGM is announced publicly, not later than in connection with the release of the company's third-quarter report. Shareholders are also informed, not later than the third quarter report, about their right to participate in the business of the AGM and the deadline for submitting proposals to the company for business to be taken up at the AGM so that such business can be included in the notice of the AGM. The notice of the AGM is published not earlier than six weeks, but not later than four weeks, before the date of the AGM. The business of the AGM is to report on the company's financial performance during the past fiscal year and to make decisions on a number of central issues, such as the dividend, changes to the company's Articles of Association, the appointment of auditors, discharging the board from liability for the fiscal year, remuneration for the board and auditors and approving the number of board members and the new board for the period up to the next AGM. Investor always strives to have the board, the Management Group and at least one auditor present at the AGM.

To be entitled to participate in the AGM, shareholders must be recorded in the register of shareholders and report their intention to attend the AGM by a certain date. Shareholders who cannot attend the AGM in person, such as foreign shareholders, may appoint a proxy. Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must request that their shares be temporarily re-registered in their own names in the register of shareholders by a certain date before the AGM in order to be entitled to participate in the AGM. Shareholders are requested to inform their bank or nominee in good time prior to this date. Shareholders can give notice of their participation on Investor's website, by phone or by completing and mailing the invitation to the AGM.

To allow non-Swedish-speaking shareholders to paticipate, the AGM's proceedings are simultaneously interpreted into English. All information material is also available in Swedish and English.

Decisions at the AGM usually require a simple majority vote. However, for certain items of business taken up at the AGM, the Swedish Companies Act requires that a proposal be approved by a higher percentage of the shares and votes represented at the AGM.

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INVESTOR'S 2006 ANNUAL GENERAL MEETING

Investor's 2006 AGM was held at Cirkus in Stockholm on March 21. The AGM was attended by 921 shareholders, including proxies, representing 72.7 percent of the votes and 52.8 percent of the capital. Investor's board and management, as well as the company's two auditors, were present at the meeting.

The following important decisions were made at the 2006 AGM:

- election of Jacob Wallenberg as chairman of the AGM,
- confirmation that the annual report was presented in the prescribed manner,
- approval of the dividend to shareholders, SEK 3.50 per share,
- board members and the president were discharged from liability for fiscal 2005,
- board members Sune Carlsson, Sirkka Hämäläinen, Håkan Mogren, Anders Scharp, O. Griffith Sexton, Björn Svedberg and Jacob Wallenberg were re-elected. Grace Reksten Skaugen, Peter Wallenberg Jr and Börje Ekholm were elected new members,
- reelection of Jacob Wallenberg as chairman of the board,
- approval of total remuneration to the board of SEK 6,937,500, of which SEK 1,875,000 to the chairman, SEK 500,000 to each board member not employed in the company, and a total of SEK 1,062,500 for work in the committees of the board,
- approval of proposed changes to the company's Articles of Association,
- approval of the decision by the board regarding the principles for remuneration and other terms of employment for management for 2006 and the long-term variable remuneration (LTVR) program for management and other employees,
- authorization of the board to decide on the purchase and transfer of the company's own shares to give the board wider freedom of action in the work with the company's capital structure and to secure costs associated with the LTVR program,
- approval of the transfer of shares in Novare Human Capital to certain senior executives employed in the company,
- approval of the proposal for a Nomination Committee.

In connection with the 2002 AGM, all shareholders were given the opportunity to follow the meeting by viewing a live webcast on Investor's website. Demand for this service was very limited in relation to the production and administration costs. Investor has therefore decided not to webcast the proceedings of meetings for shareholders, on Investor's website, until further notice. Instead, the President's address has been published on Investor's website the day after the AGM.

The minutes from the meeting have been made available on Investor's website in both Swedish and English language versions. All requisite documents prior to the AGM, such as the report on the work of the Nomination Committee and all proposals in their full versions, are published on Investor's website in advance of the AGM.

INVESTOR'S 2007 ANNUAL GENERAL MEETING

Investor's 2007 AGM will take place on March 27 at Cirkus at the City Conference Centre in Stockholm. The location and date were published in conjunction with the release of the third quarter report in 2006. Information about the right of shareholders to have business taken up at the meeting and the deadline for submitting proposals, to ensure that they can be included in the notice of the AGM, was also announced at the time of the third quarter report. Information about the AGM is available on Investor's website.

Nomination process for electing the board and auditors

The AGM decides how Investor's nomination process will be carried out. At the 2006 AGM, it was decided that the company shall have a Nomination Committee consisting of one representative each for the four shareholders controlling the largest number of votes, plus the chairman of the board. The composition of the Nomination Committee was based on the register of recorded shareholders supplied by VPC as of August 31, 2006. The names of the four shareholder representatives, and the names of the shareholders they represent, are announced not later than six months before the upcoming AGM. Unless decided otherwise, the person representing the owner with the largest number of votes is appointed chairman of the committee.

The Nomination Committee remains in office until a new Nomination Committee has been appointed. If there is a major change among the shareholders controlling the largest number of votes, the composition of the Nomination Committee may be changed to reflect this. Changes to the composition of the Nomination Committee are announced publicly as soon as changes are made. If only marginal changes in the number of votes have taken place, or if the changes occur later than two months prior to the AGM, and in the absence of imperative reasons, no changes will be made to the composition of the Nomination Committee.

The Nomination Committee is responsible for preparing and presenting proposals for the chairman, the members of the board, board remuneration (divided between the chairman, board members and for committee work), the chairman of the AGM, audit fees and, when applicable, the election of auditors. Shareholders have the opportunity to submit nomination proposals to the committee. The Nomination Committee's proposals are published in conjunction with the notice of the upcoming AGM.

NOMINATION COMMITTEE FOR THE 2007 AGM

The composition of the Nomination Committee was announced in advance of the 2007 AGM on September 27, 2006. In accordance with the decision of the 2006 AGM, the Nomination Committee for the 2007 AGM includes, in addition to the chairman of the board, the four shareholders controlling the largest number of votes in Investor. On August 31, 2006, the four largest shareholders were the Wallenberg foundations, SEB Foundation, the Skandia Liv insurance company and Swedbank Robur's mutual funds. The following representatives were elected along with the chairman of the board to Investor's Nomination Committee: Johan Stålhand for the Knut and Alice Wallenberg Foundation; Lars Isacsson for SEB Foundation; Caroline af Ugglas for Skandia Liv; Mats Lagerqvist for Swedbank Robur's mutual funds; and Jacob Wallenberg, chairman of Investor. At the first meeting of the Nomination Committee, Johan Stålhand, representing the Knut and Alice Wallenberg Foundation, the shareholder controlling the largest number of votes in Investor, was elected chairman of the committee. The Nomination Committee represents approximately 50 percent of the votes in Investor (on December 31, 2006).

In accordance with a decision made by Investor's 2006 AGM, the Nomination Committee has had the task to *prepare proposals* for presenting to the 2007 AGM concerning the chairman of the AGM, the board of directors, the chairman of the board, board fees, auditors and audit fees. All shareholders have the opportunity to submit nomination proposals to the committee.

The proposals of the Nomination Committee and the report on the committee's work for the 2007 AGM, as well as supplementary information about the proposed board members and auditors, are published in conjunction with the notice of the AGM and are presented to the 2007 AGM for approval.

The Nomination Committee held six meetings during which minutes were taken and had informal contacts between meetings. As a basis for its work, the Nomination Committee performed an evaluation of the board and its work. In order to assess the extent to which the current board meets the demands that will be put to the board as a consequence of the company's current position and future direction, the Nomination Committee discussed the size and composition of the board in terms of industry experience and expertise, for example. The Nomination Committee was also informed about an evaluation of auditing work for the year and the proposal prepared by the Audit Committee for the election of auditors and auditing fees.

Representatives for the Nomination Committee for the 2007 AGM	Represents	Percentage of votes on 8/31/06	Percentage of votes on 12/31/06
Johan Stålhand	Knut and Alice Wallenberg Foundation	40.0 %	40.0 %
Lars Isacsson	SEB Foundation	4.9 %	4.9 %
Caroline af Ugglas	Skandia Liv	3.9 %	3.9 %
Mats Lagerqvist	Swedbank Robur's mutual funds	3.6 %	3.6 %
Jacob Wallenberg	Chairman of Investor AB		

Board of Directors

The AGM elects the board of directors. The board, on behalf of the company's owners, is responsible for the administration of Investor by establishing goals and strategy, evaluating the operative management, and ensuring that systems are in place for following up and controlling established goals. The board is also responsible for ensuring the release of correct information to the company's stakeholders, that laws and regulations are complied with, and that ethical guidelines are in place. The board's work to secure the quality of Investor's financial reporting is described in the section "Board of Directors' report on internal control".

The Articles of Association state that Investor's board shall consist of no less than three and no more than 11 directors. The AGM decides the exact number of members that the board will have until the next AGM. The board is assisted by a secretary who is not a member of the board. Board members are to devote the time and attention to Investor that their assignment demands. Each board member is responsible for requesting supplementary information that he/she might feel is necessary for making well-based decisions. New board members learn about Investor's business operations by attending a comprehensive, internal orientation course involving meetings with all of Investor's departmental managers, among other activities.

The AGM appoints the chairman of the board. The chairman is to organize and lead the board's work, ensure that the board regularly updates and improves its knowledge of the company and its operations, communicate the owners' views to board members, and function as support for the president. The chairman and the president develop proposals for the agenda of board meetings. The chairman verifies that the board's decisions are implemented efficiently and is also responsible for ensuring that the work of the board is evaluated annually and that the Nomination Committee is informed of the result of the evaluation.

FORMAL WORK PLAN FOR THE BOARD

In addition to laws and recommendations, the work of the board is governed by a formal work plan that is established each year. The work plan covers the board's work and also

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gives instructions for the president, reporting and the company's Remuneration Committee, Audit Committee, and Finance and Risk Committee. The work plan states, among other things, that:

- the board shall meet at least five times per year, and in the event of urgent matters, a board meeting may take the form of a telephone or video conference,
- the president is empowered to sign the company's interim reports and year-end report,
- certain items of business are to be taken up at each meeting and that special decisions are to be made at the statutory board meeting following the election of members,
- specific items of business always require a decision by the board,
- board members shall receive documentation regarding matters to be dealt with at board meetings in good time prior to the meeting, and be provided with a monthly report on the company's operations and development, and
- auditors shall be invited to report on their auditing work during at least one board meeting that is not attended by representatives for the company's management.

The formal work plan also describes how minutes of board meetings are to be prepared and distributed to members, and how the board is to be informed in connection with the issue of press releases, for example. The work plan also contains guidelines for decisions that can be delegated to the president.

Investor's board continuously evaluates the president's work by monitoring the development of the business in relation to established goals. A formal performance review is made once a year and discussed with the president. The board's work is evaluated once a year by requesting board members to answer a questionnaire anonymously which is summarized by the secretary of the board. The results of the evaluation are discussed with the board. The chairman also has individual discussions with each board member about the board work for the year. The Nomination Committee is informed of the results of the evaluation.

INVESTOR'S BOARD IN 2006

The board had ten members during the year and no deputy members. At the 2006 AGM, Jacob Wallenberg, Anders Scharp, Sune Carlsson, Sirkka Hämäläinen, Håkan Mogren, O. Griffith Sexton and Björn Svedberg were re-elected. Ulla Litzén declined reelection. Peter Wallenberg Jr, Grace Reksten Skaugen and Börje Ekholm were elected new members. Börje Ekholm is the only board member who is a member of the company's management. The AGM elected Jacob Wallenberg as chairman for the period up to the next AGM. The board appointed Anders Scharp vice chairman at the statutory meeting following the board's election. See Investor's 2006 Annual Report and Investor's website for a more detailed presentation of the board.

INDEPENDENCE OF THE BOARD IN 2006

In its work for the 2006 AGM, the Nomination Committee discussed the independence of proposed board members. Before the 2006 AGM, the Nomination Committee's members were Jacob Wallenberg (chairman), Marcus Wallenberg (Knut and Alice Wallenberg Foundation), Lars Isacsson (SEB Foundation), Caroline af Ugglas (Skandia Liv) and Peter Rudman (Nordea).

The composition of Investor's board meets the independence criteria of the Stockholm Stock Exchange. However, the composition of the board deviates from the rule in the Swedish Corporate Code of Governance which states that a majority of the directors elected by the AGM are to be independent of the company and its management. In the view of the Nomination Committee, half of the proposed board members are independent of the company and its management. Two of the ten board members have served on the board more than 12 years, namely Anders Scharp and Håkan Mogren, and are therefore not considered to be independent in accordance with the

Board member	Elected	Position	Born	Nationality	Independent of the company and its management	Independent of the company's major owners
Jacob Wallenberg	1998	Chairman	1956	Swedish	Yes	No[5]
Anders Scharp	1988	Vice Chairman	1934	Swedish	No[1]	Yes
Sune Carlsson	2002	Member	1941	Swedish	Yes	Yes
Börje Ekholm	2006	Member	1963	Swedish	No[2]	Yes
Sirkka Hämäläinen	2004	Member	1939	Finnish	Yes	Yes
Håkan Mogren	1990	Member	1944	Swedish	No[1]	Yes
O. Griffith Sexton	2003	Member	1944	American	Yes	Yes
Grace Reksten Skaugen	2006	Member	1953	Norwegian	Yes	Yes
Björn Svedberg	1998	Member	1937	Swedish	No[3]	No[5]
Peter Wallenberg Jr	2006	Member	1959	Swedish	No[4]	No[5]

1) Has been a member of the company's board for more than 12 years.
2) President and Chief Executive Officer
3) Receives remuneration from Investor in addition to board fees.
4) Has been employed in an associated company over the past three years.
5) Member of the Knut and Alice Wallenberg Foundation.

Code. In addition, Björn Svedberg, who receives remuneration from Investor in addition to board fees; Peter Wallenberg Jr, who has been employed in the subsidiary Grand Hôtel Holdings over the past three years; and CEO Börje Ekholm are not either considered independent in accordance with the Code. A few board members are directors of companies that are included in Investor's Core Investments and receive board fees from these companies. In the view of the Nomination Committee, these board fees do not mean that these persons are to be considered dependent on Investor or its management. In the opinion of the Nomination Committee before the 2006 AGM, the ten members of the board were judged to be very well suited for carrying out Investor's board work over their coming term of office. It has been judged important that Investor, with its active ownership philosophy and long-term ownership involvement in companies, has board members who have extensive experience and who are closely associated with Investor AB and its business model.

The board's composition complies with the rules of the Code that at least two of the board directors who are independent of the company and its management are also to be independent of the company's major shareholders. The independence of each board member is presented in the table on the preceding page.

BOARD WORK IN 2006

2006 was an intense year for Investor and the high level of business activity also affected the board's work to a great extent. During the year, the board had 19 meetings, of which seven regular meetings, one statutory meeting and 11 extraordinary board meetings. The attendance record of each board member is shown in the table below. The secretary at the board meetings was attorney Hans Wibom. Before meetings, board members were provided with comprehensive written information on the issues that would be discussed.

During the year, the board's work was concentrated mainly on two strategically important items of business, as well as a number of complex business matters. One was Investor's and EQT's joint public offer to acquire the total shares outstanding in Gambro AB. The offer, the largest cash bid made by a Swedish company to date, was preceded by comprehensive work and the preparations and implementation of the offer were discussed by the board.

The second item of business that the board had reason to carefully analyze and discuss was MAN's unsolicited bid for Scania. Based on information from Investor's management, the board discussed a number of financial and strategic issues related to the bid.

The sale of Investor Asia Limited to EQT Partners, as well as Investor's capital commitments in EQT's new funds – EQT Greater China II and EQT V – were other issues that the board decided on. The board also discussed LogicaCMG's offer for WM-data and questions concerning the spin-out of Husqvarna from Electrolux. In addition, a number of value creation plans were discussed for Core Investments.

The board and the Remuneration Committee in particular were involved in the development of the new long-term remuneration program consisting of variable and share-based payment for management and other employees. The program, which was also discussed with a number of major shareholders, requires personal investments on the part of employees and requires the fulfillment of certain goals. The board also decided that the exposure that might arise in connection with an increase in the value of the Investor shares in the program shall be eliminated through repurchases of the company's shares, which was also decided and approved by the 2006 AGM.

As proposed by the company's management, and after in-depth discussions about Investor's long-term strategy and ability to adapt to the new conditions in the acquisitions market, the board decided that Investor's operations are to be divided into four business areas: Core Investments, Operating Investments, Private Equity Investments and Financial Investments. As a result of changes in the market, there is also an increased requirement to discuss corporate governance issues related to companies in the different business areas.

In the Operating Investments business area, the board

Name	Audit Committee	Remuneration Committee	Finance and Risk Committee	Attendance record at board meetings	Attendance record at committee meetings	Board fee SEK 000s	Audit Committee fee SEK 000s	Remuneration Committee fee SEK 000s	Finance & Risk Committee fee SEK 000s	Total fee SEK 000s
Jacob Wallenberg	■			100%	100%	1,875	125,0	125,0		2,125,0
Anders Scharp		■		100%	100%	500		62,5		562,5
Sune Carlsson				100%	100%	500	187,5			687,5
Börje Ekholm			■	100%	75%	–			-	–
Sirkka Hämäläinen			■	95%	100%	500			62,5	562,5
Håkan Mogren	■			87%[1]	100%	500	125,0			625,0
O. Griffith Sexton		■		89%	57%	500		62,5		562,5
Grace Reksten Skaugen			■	100%	75%	500			62,5	562,5
Björn Svedberg				100%	80%	500			125,0	625,0
Peter Wallenberg Jr	■			100%	75%	500	125,0			625,0
						5,875	562,5	250,0	250,0	6,937,5

Chairman ■ Member 1) With the exception of the meetings concerning the bid for Gambro which Håkan Mogren could not attend because of possible partiality.

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was also given a number of detailed presentations and discussed a number of potential acquisitions in addition to the implemented Gambro buyout.

The financial reports presented at each regular board meeting are an important part of the board's work, such as those before the year-end report and the company's quarterly reports. The board also receives monthly reports on the company's financial position. At regular board meetings, the ongoing operations of the four business areas are reported on. In-depth analyses and proposed action plans are also presented for one or more associated companies at each board meeting.

Committee work is an important part of board work and at each meeting the board receives reports from the Remuneration Committee, Audit Committee and Finance and Risk Committee concerning decisions and recommendations that the committees have made about remuneration, tax and accounting questions, and risk policies.

During the year, one of the company's auditors participated in a board meeting during which board members had the opportunity to pose questions to the auditor without representatives for the company's management being present. In 2006, the board's work was evaluated to provide information as a basis for the work of the Nomination Committee and the board's continuing its work.

BOARD COMMITTEES AND COMMITTEE WORK IN 2006

As part of the company's efforts to increase the efficiency and depth of the board's work on certain issues, the board has established three committees: the Audit Committee, Remuneration Committee and Finance and Risk Committee. The committees are empowered to make decisions about business that the board has delegated to them and other issues concerning their respective areas of responsibility which are not matters of principle. Questions discussed by the committees, as well as the decisions at their meetings, are recorded in minutes and reports are given at the next board meeting.

AUDIT COMMITTEE

The Audit Committee is the primary communication channel between the board and the company's auditors and is responsible for the board's work to assure the quality of the company's financial reporting.

Investor's Audit Committee is appointed annually by the board and shall consist of at least three board members. In accordance with the Swedish Code of Corporate Governance, the majority of the committee's members are to be independent of the company and its management. At least one member of the committee is also to be independent of the company's major shareholders. Investor's board instructions specify that a board member who is a member of the company's management may not be a member of the Audit Committee. The Audit Committee is empowered to make decisions within its area of responsibility and shall inform the board afterwards.

WORK OF THE AUDIT COMMITTEE IN 2006

As of the 2006 AGM, the Audit Committee has consisted of the following four board members: Sune Carlsson (chairman), Jacob Wallenberg, Peter Wallenberg Jr and Håkan Mogren. In the opinion of the board, which appoints the members of the committee, these persons were considered to be the most suited to serve as Investor's Audit Committee for 2006 in terms of the continuity of the committee's work, experience, interests and available time. In accordance with the Swedish Code of Corporate Governance, two of the committee's are not considered to be independent of the company and its management, namely Håkan Mogren and Peter Wallenberg Jr. Investor therefore deviates from the Code's rule that the majority of its members should be independent of the company and its management. The composition of the committee complies with all other rules of the Code which state that it shall consist of four board members, of whom two are to be independent of the company's major shareholders, and that the president shall not be a member. The meeting attendance record and independence of each committee member are shown in the tables on the preceding pages.

During the year, the committee had six meetings during which minutes were taken. The members also continuously discussed issues as needed. One of the company's auditors, the CFO or the head of finance participated in all meetings during the year. Among other business in 2006, the committee focused on the acquisition of Gambro and the accounting procedure for this holding. The Audit Committee works continuously with the quality assurance of the financial reporting system by conducting in-depth reviews of the auditors' reports on the year-end financial statements and regular audit work. At all meetings of the committee in 2006, the internal control function reported on ongoing process evaluations and specific auditing measures that were implemented.

Before the publication of all of Investor's financial reports in 2006, the committee has analyzed and discussed them with one of the company's auditors and the CFO. The committee also approved the audit plan for the year and established which services that can be purchased from the auditors in addition to audit work. The auditors performed a so-called hard close audit of the company's nine-month interim report. The results of this audit were presented to the Audit Committee.

Each year the Audit Committee evaluates the auditing

work and informs the Nomination Committee about results of the evaluation. During the fall, the Audit Committee assisted the Nomination Committee with the development of its proposal for the election of auditors for the period up to the end of the 2011 AGM.

REMUNERATION COMMITTEE

The main task of the committee is to prepare issues concerning remuneration and other employee terms and conditions for management and other employees. The purpose is to enable independent and thorough transparency regarding all aspects of Investor's overall remuneration program. Questions regarding the president's remuneration are presented to the board for decision. Issues concerning remuneration for the other members of management are decided by the committee and the board is informed afterwards.

Investor's Remuneration Committee is appointed each year by the board. The Swedish Code of Corporate Governance states that the chairman of the board may be chairman of the Remuneration Committee. The committee's other members, according to the Code, shall be independent of the company and its management. In accordance with the instructions to Investor's board for the Remuneration Committee, the committee shall consist of the chairman of the board, who shall also be chairman of the Remuneration Committee, and two other members who are not employed by the company.

WORK OF THE REMUNERATION COMMITTEE IN 2006

At the statutory meeting of the board in 2006, the board appointed the following persons as members of the Remuneration Committee: Jacob Wallenberg (chairman), Anders Scharp and O. Griffith Sexton. Anders Scharp has been a director on the company's board for more than 12 years and is considered, in accordance with the Code, not to be independent of the company and its management. Investor therefore deviates from the Code's rule that the majority of its members shall be independent of the company and its management. However, in the opinion of the board, it is important for the Remuneration Committee to have a member who has extra long experience in remuneration issues. The meeting attendance record and independence of each member are shown in the tables on the preceding pages.

In 2006, the committee had seven meetings during which minutes were taken, and when needed, informal contacts between these meetings. During the year, the committee worked on developing the guidelines for the new share program for management and employees that was presented at the 2006 AGM. During the latter part of 2006, the Remuneration Committee also followed up the 2006 program and proposed minor adjustments to the 2007 share program. The committee also reviewed and approved the remuneration structure for the business areas, as well as remuneration for management and other personnel for 2006. Salaries for 2007 were also evaluated. Personnel-related issues, such as a general review of employee benefits and the attendance keeping system, were discussed and implemented during the year. The Remuneration Committee also discusses strategically important personnel questions, such as leadership development and succession issues.

FINANCE AND RISK COMMITTEE

Investor's Finance and Risk Committee is appointed each year by the board. The committee identifies financial risks and proposes measures to either limit the risks or expose the company to them. The committee also works with operational risks, compliance and security issues, ensuring that risks are managed and monitored securely. The Finance and Risk Committee has the right to decide on matters in its areas of responsibility and is required to inform the board afterwards.

WORK OF THE FINANCE AND RISK COMMITTEE IN 2006

Until the 2006 AGM, the committee's members consisted of board members Björn Svedberg (chairman), Börje Ekholm, Sirkka Hämäläinen and Grace Reksten Skaugen. Ulla Litzén left the committee after she resigned from the board in connection with the AGM in March 2006. In 2006, the committee had five meetings during which minutes were taken, and when needed, informal contacts between these meetings. The meeting attendance record and independence of each member are shown in the tables on the preceding pages. Representatives from management and risk management and specialist functions, participated in meetings.

The current risk situation for each area of operation is reported on and discussed at each meeting. In connection with the restructuring of the debt portfolio in the beginning of 2006, the committee's work was particularly focused on the company's financing strategy. In addition, the committee reviewed current insurance policies, launched a project for internal and external information security and updated Investor's compliance policy.

BOARD REMUNERATION

Remuneration for the board for the coming fiscal year is decided each year by the AGM and is paid to board members not employed by the company. For 2006, the AGM approved remuneration totaling SEK 6,937,500. The distribution of board fees is shown in the table on page 37 and in Note 5 of this annual report. The chairman receives higher remuneration than the other board members, which reflects the extra work duties that this position involves.

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Part of the total remuneration is used to pay the fees of board members who are members of the board's committees. Members of the board who are not employed by the company do not participate in Investor's share-based remuneration programs.

At its statutory meeting, the board approved a policy for share ownership for the board's members in which board members each year use 25 percent of their board fee, net after tax, to purchase shares in Investor. Purchased shares are to be retained as long as a member remains on the board.

Auditing works and auditors

The company's auditors are appointed by the AGM and their term of office is normally four years. The task of the auditors is to audit the company's annual accounts and accounting records on behalf of shareholders, as well as the administration of the board and the president. Investor engages the services of two auditing firms: KPMG Bohlins AB, with Carl Lindgren as auditor in charge, and Ernst & Young AB, with Jan Birgerson as auditor in charge. The next election of auditing firms will take place at the 2007 AGM. The Nomination Committee's proposal for auditors can be found on Investor's website.

During the past three years, the auditing firms have had a limited number of other assignments from Investor in addition to their auditing work. These assignments have mainly involved in-depth reviews in connection with audits. To ensure the independence of the auditors from the company, elected auditors are only allowed to perform a limited number of other services than auditing. All remuneration paid to the auditors during the past two years is shown in Note 6 of this annual report. Information about the company's auditors can be found on Investor's website.

Management

The president Börje Ekholm, also Chief Executive Officer (CEO), is responsible for Investor's day-to-day operations. Written instructions establish how responsibilities are divided between the board and the president. The president's responsibilities cover ongoing investments and divestments, personnel, finance and accounting issues, regular contacts with the company's stakeholders (such as authorities and the financial markets) and ensuring that the board receives the information it needs to make well-founded decisions. The president attends all board meetings, with the exception of the meeting when the board evaluates his performance, or when the board meets the auditors without the presence of the president or other persons from the company's management. The president of Investor has appointed a management group that has day-to-day responsibility for different parts of Investor's business activities. The management group has a scheduled meeting once a week to conduct and follow up current projects and issues within the organization. In addition to the weekly meetings, the management group has regular meetings four to five times a year to discuss basic strategy, as well as daily interaction between members. See page 43 in this report and Investor's website for a more detailed presentation of the president and the management group.

MANAGEMENT REMUNERATION

Investor's remuneration policy aims to offer remuneration ensuring that senior executives, as well as other employees, can be recruited and retained in the company. The total remuneration for Investor's management consists of the following components: basic salary, variable salary, long-term share-based salary, pension and other remuneration and benefits. The basis for Investor's total remuneration is that it is to reflect the employee's performance as a whole and be in line with the market. The 2006 AGM decided on the principles for remuneration and other employment terms for the company's management in 2006, as well as on programs for long-term share-based remuneration for 2006 for company management and other employees. At the AGM, the Remuneration Committee also reported on the principles for remuneration paid to Investor's management and the programs for long-term share-based remuneration. For more information see Note 5 in this annual report and Investor's website.

Policy for Corporate Social Responsibility

Corporate Social Responsibility (CSR) is the active commitment and responsibility of companies for developing society at large. Investor has a long tradition of acting as a responsible company and owner. Investor continuously develops its CSR activities. Investor's basic principle is that the healthy long-term profitability of a company is ensured by taking into account the needs of stakeholders and society at large.

CORPORATE SOCIAL RESPONSIBILITY AS AN OWNER

As an owner, Investor strives to ensure that the companies it invests in, and has influence in, conduct their operations in a responsible and ethical manner. Since CSR risks and challenges will differ between companies, industries and countries, each company must identify and address the relevant CSR-related issues for its particular operations. Complying with local and national legislation and regulations in each country of operation is a basic requirement. Several of Investor's holdings work actively with CSR issues and have come far in their CSR work. As part of its CSR activities, Investor has started to map how its investments work with carbon dioxide emissions. Investor's basic position is that the companies shall work actively with emission issues in their production and transportation operations, not least from a competitive standpoint.

CORPORATE SOCIAL RESPONSIBILITY AS A COMPANY AND EMPLOYER

Within Investor's own operations, the primary CSR focus is to give staff a competitive and inspiring work environment. Investor supports the OECD Guidelines for Multinational Enterprises, which contain recommendations on employment, human rights, the environment, the disclosure of information and other areas of responsible business conduct. Investor has an environmental policy that strives to minimize its environmental impact through recycling and other measures. Work is being conducted to analyze how Investor can act as a company to reduce carbon dioxide emissions. However, Investor's direct environment impact is considered to be minor since the company conducts relatively limited operations from offices.

Investor's various sponsoring activities normally include some form of social engagement. Youth, education and entrepreneurship are prioritized areas. Investor sponsors Students for Free Enterprise (SIFE), a non-profit organization giving university students the opportunity to develop community outreach projects in an international project competition. Investor also sponsors Project Zon Moderna, an educational art outreach project for youth at Moderna Museet in Stockholm. Zon Moderna aims to develop the creative, innovative and entrepreneurial skills of students through encounters with art, artists and young people from different backgrounds.

Board of Directors' Report on Internal Control

This report on internal control has been submitted by Investor's board of directors and is prepared in accordance with the Swedish Code of Corporate Governance and the guidance provided by FAR SRS, the institute for the accounting profession in Sweden, and the Confederation of Swedish Enterprise. The report is therefore limited to internal control over financial reporting[1]. In accordance with the application instructions of the Swedish Corporate Governance Board, this report describes how internal control is organized without making any statement on how well it has functioned. The report constitutes a special section of the Corporate Governance Report. The board's report on internal control has not been reviewed by the company's auditors.

Internal control over financial reporting is a process involving the entire organization, from the board and management to personnel. Investor's internal control is designed to manage risks in processes related to financial reporting in order to achieve external reporting of high reliability. Investor's main business is the management of financial transactions and the company's internal control over financial reporting is focused primarily on ensuring an efficient and reliable process for managing and reporting on purchases and sales of securities and holdings of securities.

The system of internal control is normally described on the basis of the framework for internal control issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The areas forming the basis for internal control are the control environment, risk assessment, control activities, information and communication and monitoring.

CONTROL ENVIRONMENT

The control environment, forming the basis of internal control over financial reporting, is made up of various parts that together shape the culture and values that guide how Investor operates. The organizational structure ensured by the board and management, with clearly defined roles and responsibilities in each process, is part of this. Investor's ambition is that values such as professionalism integrity should permeate the organization. This puts great demands on the competence and moral sense of Investor's employees and their awareness of their role in maintaining good internal control process over financial reporting.

Each business area has policies and detail process descriptions for the various phases of transaction management and bookkeeping in the business flow, as well as other governing documents which lay down rules as to who shall bear responsibility for a specific task, which mandate and powers are to be included and how this is followed up. The Operating Investments business area is currently preparing policies and process descriptions for the Business Development unit.

RISK ASSESSMENT

At board level, the Finance and Risk Committee and the Audit Committee are respectively responsible for identifying and managing significant financial risks and any risks of material weaknesses in financial reporting. In the wake of this assessment, measures are taken and routines updated to ensure accurate financial reporting. One very important routine for Investor is to closely monitor current rules and laws concerning insider trading and the disclosure of information on transactions involving Investor's listed holdings. Investor has ongoing procedures for assessing and evaluating risks in the process, such as requirements for new

1) "Financial reporting" refers to quarterly reports, the year-end financial report and the annual report.

>>

procedures emerging as a result of changes to laws and other external regulations.

The annual recurrent risk analysis identifies processes in which risks for material weakness in financial reporting for significant income statement and balance sheet items are relatively higher because of the complexity of the process, or where there is a risk that the effects of potential weaknesses may become significant because of the high transaction values involved. The Audit Committee decides on the identified risks that the internal control function will focus on.

CONTROL ACTIVITIES

The risk assessment leads to a number of control activities. The purpose of the control activities is to prevent, detect and rectify weaknesses and deviations. Control activities include bank and custody reconciliations, analytical follow-up of decisions, comparisons between income statement items and automatic checking using IT-based systems. The fitness-for-purpose of IT-based checks is revised continuously on the basis of information received from system administrators in the business process and evaluated by an external partner once a year. The organization strives to separate duties in such a way that different individuals perform different aspects of control. The essential control activities are documented and improved on an ongoing basis.

During the year, a special audit was conducted of one of Investor's foreign offices. This audit was focused on the evaluation of control activities in processes related to monthly financial reporting. In late autumn, Investor started to implement a new consolidation system. The internal control function participated actively in this project to establish new processes and control activities. As in 2005, particular emphasis was placed on devising and following up checks on the effects of new accounting policies under IFRS.

Financial information is regularly released via:

- Investor's annual report
- Interim reports and the year-end report
- Press releases about events that may have a significant impact on the company's share prices

INFORMATION AND COMMUNICATION

To ensure the provision of efficient and accurate information internally and externally, every aspect of operations must communicate and share relevant and important information within the units, upward to management and the board and downward from the board and management. Policies and guidelines for the financial process are communicated between management and personnel through regular meetings, the intranet and e-mail. The aim is to identify, account for and follow up how the financial process is operating and to rectify any shortcomings. Via the Audit Committee, the board receives regular feedback from operations on aspects of internal control over financial reporting.

To ensure that information given externally is accurate and comprehensive, the board has approved a communications policy defining the way in which (by whom, what and how) this information must be issued.

Investor regularly publishes news and information on its website so shareholders and stakeholders can follow Investor's operations and performance. Interim and annual reports are released in Swedish and English. News and events that are considered to have an impact on Investor's share prices are also announced in press releases.

FOLLOW-UP

The board receives detailed monthly reports on Investor's financial position and the development of Investor's business activities. The company's financial situation and strategy are discussed at every board meeting. Each quarterly report is examined by the Audit Committee for accuracy of the financial information. The Audit Committee also exercises an important role in ensuring that the required control activities are in place concerning important areas of risk related to the company's financial reporting. Reported shortcomings are followed up regularly via management and the Audit Committee.

The internal control function serves as an objective support resource to the board with regard to the internal control structure, partly by investigating major areas of risk and partly by performing follow-ups and specific investigative auditing assignments in selected areas. The function works proactively by proposing improvements to control systems. The internal control unit plans its work in consultation with the Audit Committee, management and external auditors and regularly reports on its work to the Audit Committee.

In 2006, the internal control function focused on reducing risks identified in the risk analysis performed in 2005 regarding the risk of material weaknesses in the financial reporting system. Specific control initiatives were focused on the business processes of the Private Equity operations and evaluations of the loan portfolio and related hedge accounting. Observations from earlier auditing initiatives are continuously followed up.

Management Group



Lennart Johansson



Johan Forssell



Henry E. Gooss



Börje Ekholm



Lars Wedenborn



Petra Hedengran (as of March 2007)

Börje Ekholm
born 1963
Director since 2006
President and
Chief Executive Officer
since 2005
Member of the
Management Group since
1997, employed in 1992
Other board assignments
Director:
Chalmersinvest AB,
Greenway Medical
Technologies Inc.,
Husqvarna AB and
Telefonaktiebolaget
LM Ericsson
Work experience
Head of New Investments,
Investor AB
CEO: Novare Kapital,
Investor AB
Analyst: Core Holdings,
Investor AB
Associate: McKinsey
& Co. Inc.
Education
M.B.A., INSEAD, Fontainebleau and M.Sc. in Engineering, Royal Institute of
Technology, Stockholm
Committee
Member: Finance and Risk
Committee
Shares in Investor
239,352

Lars Wedenborn
born 1958
Chief Financial Officer
Executive Vice President
and member of the
Management Group since
2000, employed in 2000
Investor-related assignments
Chairman: Novare
Human Capital
Director: The Grand
Hôtel Holdings
Education
M.Sc. in Economics,
Uppsala University
Shares in Investor
53,962

Johan Forssell
born 1971
Core Investments
Managing Director and
member of the
Management Group since
2006, employed in 1995
Investor-related assignments
None
Education
M.Sc. in Finance,
Stockholm School of
Economics
Shares in Investor
19,171

Henry E. Gooss
born 1941
Investor Growth Capital
Managing Director and
member of the
Management Group since
1998, employed in 1998
Investor-related assignments
Director: Mainstream
Data Inc.
Education
M.B.A. in Investments,
New York University and
B.A. in Economics,
Rutgers University
Shares in Investor
12,289

Lennart Johansson
born 1955
Business Development
Managing Director and
member of the
Management Group since
2006, employed in 2003
Investor-related assignments
Director: Gambro AB and
Saab AB
Education
M.Sc. in Finance,
Stockholm School of
Economics
Shares in Investor
4,802

Petra Hedengran
born 1964
Corporate Governance and
Compliance
Managing Director and
member of the
Management Group as of
March 2007, employed in
2007
Investor-related assignments
None
Education
Bachelor of Laws,
University of Stockholm
Shares in Investor
0

See Note 5 for holding of employee stock options.
Adine Grate Axén was a member of the Management Group until September 30, 2006.

Content of Financials

Administration Report

The Board of Directors and the President of Investor AB (publ.), 556013-8298, hereby present their annual report on the operations of the Parent Company and Group for fiscal year 2006, the company's ninetieth year of business. The following income statements, balance sheets, specifications of changes in equity, statements of cash flow, accounting principles and notes to the financial statements constitute an integral part of the annual report.

Fiscal Year 2006

OPERATIONS

Investor is the largest industrial holding company in the Nordic region. Investor's business concept is to generate attractive long-term returns by investing in companies with solid potential for value creation and by leveraging Investor's knowledge, experience and global network to make them best-in-class. Operations are conducted in the business areas Core Investments (including a number of multinational corporations, such as AstraZeneca, Atlas Copco and Ericsson), Operating Investments (including companies such as Gambro and 3 Scandinavia), Private Equity Investments (with operations in the United States, Northern Europe and Asia) and Financial Investments. Core Investments, Private Equity Investments and Financial Investments are all reported under the heading "Investing activities" in the income statement.

Investor is listed on the Stockholm Stock Exchange, where the company's class A and class B shares are traded.

GROUP

Investor's net asset value (market value of total assets less net debt) – corresponding to shareholders' equity – and its change best reflect the Group's performance. On December 31, 2006, Investor's net asset value amounted to SEK 159,320 m. (133,945). During 2006, the net asset value increased by SEK 25,375 m. (42,094) and consisted primarily of net income of the year totaling SEK 28,486 m. (43,858) less the dividend to shareholders amounting to SEK 2,685 m. (1,726).

Consolidated operating income was SEK 28,835 m. (43,967). Income after financial items totaled SEK 28,815 m. (43,968). Net income for the year was SEK 28,486 m. (43,858). The decrease from last year was attributable mainly to lower value gains in Core Investments and Private Equity Investments, SEK 27,260 m. (37,424) and SEK 583 m. (6,053), respectively. The difference between net income for the year, SEK 28,486 m. (43,858) and the change in net asset value, SEK 25,375 m. (42,094) consisted of dividends paid, SEK –2,685 m. (–1,726) and other changes in the Group's shareholders' equity totaling SEK –426 m. (–38).

Investments in shares and participations, and receivables in investing activities, totaled SEK 13,684 m. during the year (7,253). Sales of shares and participations, and receivables in investment operations, amounted to SEK 15,361 m. (24,271). On December 31, 2006, total assets of the Investor Group amounted to SEK 180,940 m. (162,133), of which shareholders' equity represented SEK 159,320 m. (133,945). The equity/assets ratio was 88 percent (83).

At the close of the fiscal year, the Group's short-term investments and cash and cash equivalents amounted to SEK 18,653 m. (23,111). Interest-bearing liabilities, including related derivatives with positive values, totaled SEK 18,038 m. (23,113). The change was basically attributable to a decrease in short-term investments used to amortize interest-bearing liabilities. During 2007-2009, outstanding loans in the nominal amount of SEK 1,997 m. are due.

At year-end, the Group had a net cash position of SEK 416 m., compared with consolidated net debt of SEK 223 m. at year-end 2005, of which pension provisions and similar commitments accounted for SEK 199 m. (221). The amount also included derivative items. On December 31, 2005, net debt in relation to total assets was 0.

PARENT COMPANY

Financial reporting in the Parent Company differs from consolidated reporting with regard to the valuation of associated companies, which are reported in the Parent Company at cost but at fair value in the Group.

Operating income of the Parent Company amounted to SEK 15,848 m. (15,136). Net income for the year totaled SEK 17,147 m. (16,170).

During the year, investments in financial assets totaled SEK 5,723 m. (2,407). Sales of financial assets amounted to SEK 12,726 m. (12,079). Capital contributions to Group companies totaled SEK 6,246 m. (2,189). Capital contributions repaid by Group companies amounted to SEK 0 m. (400).

On December 31, 2006, total assets of the Parent Company amounted to SEK 120,466 m. (111,047), of which shareholders' equity was SEK 93,174 m. (78,901). The increase in equity was attributable mainly to net income for the year, SEK 17,147 m. (16,170) less the dividend payment of SEK 2,685 m. to shareholders (1,726).

INVESTING ACTIVITIES

Core Investments

Investor's Core Investments include major listed companies with a long investment horizon. On December 31, 2006, Investor's Core Investments comprised ABB, AstraZeneca, Atlas Copco, Electrolux, Ericsson, Husqvarna, OMX, Saab AB, Scania and SEB.

The value of Core Investments totaled SEK 135,274 m. at year-end 2006 (115,419). All Core Investments, except AstraZeneca, had a positive impact on income during 2006. ABB and SEB had the biggest impact with SEK 7,730 m. and SEK 7,272 m., respectively. AstraZeneca affected income negatively with SEK –510 m.

In 2006, a total of SEK 3,125 m. (1,157) was invested in shares. Shares were sold for SEK 10,530 m. (10,570). SEK 1,911 m. was invested in shares in Electrolux, SEK 515 m. in SEB, SEK 492 m. in Scania and SEK 207 m. in Husqvarna. Sales during the year consisted of shares in Gambro for SEK 7,779 m, in WM-data for SEK 1,936 m., in SEB for SEK 521 m., in Scania for SEK 241 m., in Electrolux for SEK 51 m. and in Husqvarna for SEK 2 m.

During the year, Investor received dividends from the Core Investments amounting to SEK 2,852 m. (2,163). The increase was mainly attributable to higher dividends from Ericsson, OMX, ABB, Atlas Copco and AstraZeneca which each totaled in excess of SEK 100 m.

Proposed Disposition of Earnings

The Board of Directors and the President propose that the unappropriated earnings in Investor AB at the disposal of the Annual General Meeting:

Retained earnings	57,296,996,143
Net profit for the year	17,147,331,187
Total SEK	74,444,327,330

be allocated as follows:

Dividend to shareholders, SEK 4.50 per share	3,452,287,635
Funds to be carried forward	70,992,039,695
Total SEK	74,444,327,330

The Board of Directors and President declare that, to the best of our knowledge, the annual report has been prepared in accordance with generally accepted accounting principles for stock market companies. The information presented is consistent with factual circumstances and nothing of material value has been omitted that would affect the representation of the Group and *Parent Company in this annual report.*[1)]

The annual accounts and the consolidated financial statements were approved for the review and approval of the Board of Directors on February 23, 2007. The consolidated income statement and balance sheet, and the income statement and balance sheet of the Parent Company, will be presented for adoption by the Annual General Meeting on March 27, 2007.

Stockholm, February 23, 2007

Jacob Wallenberg
Chairman

Anders Scharp
Vice Chairman

Peter Wallenberg Jr

Sune Carlsson

Björn Svedberg

O. Griffith Sexton

Håkan Mogren

Sirkka Hämäläinen

Grace Reksten Skaugen

Börje Ekholm
President and Chief Executive Officer

Our Audit Report was submitted on February 26, 2007.

KPMG Bohlins AB

Carl Lindgren
Authorized Public Accountant

Ernst & Young AB

Jan Birgerson
Authorized Public Accountant

1) This assurance, which has been given in accordance with the Swedish Code of Corporate Governance, does not mean that the board, the members of the board and the President assume any greater responsibility other than that stated in the Swedish Companies Act.

Consolidated Income Statement

Amounts in SEK m.	Note 2	2006	2005
Investing activities			
Dividends		3,171	2,415
Changes in value	3	28,106	43,663
Operating costs	4, 5, 6, 7	–413	–414
Net profit/loss – Investing activities		**30,864**	**45,664**
Operating investments			
Net sales		699	659
Cost of services sold		–693	–714
Operating costs	4, 5, 6, 7	–51	–8
Share of results of associates	8	–1,872	–1,508
Net profit/loss – Operating investments		**–1,917**	**–1,571**
Groupwide operating costs	4, 5, 6, 7	–57	–53
Costs of long-term incentive programs	5	–55	–73
Operating profit/loss		**28,835**	**43,967**
Profit/loss from financial items			
Financial income	9	1,738	1,522
Financial expenses	9	–1,758	–1,521
Net financial items		**–20**	**1**
Profit/loss before tax		**28,815**	**43,968**
Taxes	10	–329	–110
Profit/loss for the year		**28,486**	**43,858**
Attributable to:			
Shareholders of the Parent		28,468	43,842
Minority interest		18	16
Profit/loss for the year		**28,486**	**43,858**
Basic earnings per share, SEK	11	37.13	57.15
Diluted earnings per share, SEK	11	37.03	57.02

Consolidated Balance Sheet

Amounts in SEK m.	Note	12/31 2006	12/31 2005
ASSETS			
Property, plant and equipment and intangible assets	12, 13, 14	2,489	2,422
Shares and participations in investing activities	15	152,219	131,648
Investments in associates	8	3,713	463
Long-term receivables	16	966	1,509
Deferred tax assets	10	14	40
Total non-current assets		**159,401**	**136,082**
Tax assets		78	102
Prepaid expenses and accrued income	17	712	975
Other receivables	16	547	453
Shares and participations in active portfolio management	18	1,549	1,410
Short-term investments	19	13,045	18,891
Cash and cash equivalents	20	5,608	4,220
Total current assets		**21,539**	**26,051**
TOTAL ASSETS		**180,940**	**162,133**

Amounts in SEK m.	Note	12/31 2006	12/31 2005
EQUITY	21		
Share capital		4,795	4,795
Other contributed equity		13,533	13,533
Reserves		108	160
Retained earnings, including profit/loss for the year		140,731	115,337
Equity attributable to the Parent Company shareholders		**159,167**	**133,825**
Minority interest		153	120
Total equity		**159,320**	**133,945**
LIABILITIES			
Long-term interest-bearing liabilities	22	17,633	20,555
Pensions and similar obligations	23	199	221
Provisions	24	129	147
Deferred tax liabilities	10	619	553
Total non-current liabilities		**18,580**	**21,476**
Current interest-bearing liabilities	22	666	3,998
Trade payables		224	62
Tax liabilities		222	92
Accrued expenses and deferred income	25	1,265	1,317
Other liabilities	26	630	1,205
Provisions	24	33	38
Total current liabilities		**3,040**	**6,712**
Consolidated total liabilities		**21,620**	**28,188**
TOTAL EQUITY AND LIABILITIES		**180,940**	**162,133**

See Note 27 for the Group's contingent liabilities and assets pledged as securities.

Consolidated Statement of Changes in Equity

Amounts in SEK m.	Note 21	Share capital	Other contributed equity	Reserves	Retained earnings, incl. profit/loss for the year	Total	Minority interest	Total equity
		Equity attributable to shareholders of the Parent Company						
Opening balance 1/1 2006		**4,795**	**13,533**	**200**	**115,297**	**133,825**	**120**	**133,945**
Translation reserve, change for the year				–2		–2	1	–1
Revaluation reserve, change for the year				–40	40			
Hedging reserve, change for the year				6		6		6
Changes in equity of associates				–233		–233		–233
Other changes in net assets recognized directly in equity					–23	–23	23	
Total change in net assets recognized directly in equity, excluding transactions with shareholders				**–269**	**17**	**–252**	**24**	**–228**
Profit/loss for the year					28,468	28,468	18	28,486
Total change in net assets, excluding transactions with shareholders				**–269**	**28,485**	**28,216**	**42**	**28,258**
Dividends					–2,685	–2,685	–9	–2,694
Stock options exercised by employees					–113	–113		–113
Equity-settled share-based payment transactions[1]					13	13		13
Repurchases of own shares					–89	–89		–89
Balance at year-end 2006		**4,795**	**13,533**	**–69**	**140,908**	**159,167**	**153**	**159,320**

Amounts in SEK m.	Note 21	Share capital	Other contributed equity	Reserves	Retained earnings, incl. profit/loss for the year	Total	Minority interest	Total equity
		Equity attributable to shareholders of the Parent Company						
Opening balance 1/1 2005		**4,795**	**13,533**	**229**	**73,419**	**91,976**	**110**	**92,086**
Adjustment for change in reporting period[2]					–235	–235		–235
Adjusted equity		**4,795**	**13,533**	**229**	**73,184**	**91,741**	**110**	**91,851**
Translation reserve, change for the year				33		33	3	36
Revaluation reserve, change for the year				–29	29			
Hedging reserve, change for the year				–73		–73		–73
Changes in equity of associates				40		40		40
Total change in net assets recognized directly in equity, excluding transactions with shareholders				**–29**	**29**	**0**	**3**	**3**
Profit/loss for the year					43,842	43,842	16	43,858
Total change in net assets, excluding transactions with shareholders				**–29**	**43,871**	**43,842**	**19**	**43,861**
Dividends					–1,726	–1,726	–9	–1,735
Stock options exercised by employees					–52	–52		–52
Equity-settled share-based payment transactions[1]					20	20		20
Balance at year-end 2005		**4,795**	**13,533**	**200**	**115,297**	**133,825**	**120**	**133,945**

1) Refers to IFRS 2.
2) Refers to the effect of changing the accounting of an associate from three months' to one month's delay.

Consolidated Statement of Cash Flows

Amounts in SEK m.	Note 20	2006	2005
Operating activities			
Core Investments			
Dividends received		2,852	2,163
Operating Investments			
Cash receipts		349	785
Cash payments		–868	–1,097
Private Equity Investments			
Dividends received		280	225
Financial Investments and operating costs			
Dividends received		39	40
Cash receipts		27,731	22,458
Cash payments		–28,892	–23,052
Cash flow from operating activities before net interest and income taxes		**1,491**	**1,522**
Interest received/paid		–554	–858
Income taxes paid		–84	–21
Cash flow from operating activities		**853**	**643**
Investing activities			
Core Investments			
Acquisitions		–3,125	–1,708
Divestments		8,980	11,121
Operating Investments			
Acquisitions, etc.		–4,246	–
Increase in long-term receivables		–1,340	–1,660
Decrease in long-term receivables		–	4,200
Private Equity Investments			
Acquisitions, etc.		–4,490	–4,905
Divestments		5,630	9,353
Financial Investments			
Acquisitions, etc.		–1	–18
Divestments		627	315
Net changes, short-term investments		5,952	–11,198
Acquisitions of property, plant and equipment		–184	–272
Disposals of property, plant and equipment		–	403
Cash flows from investing activities		**7,803**	**5,631**
Financing activities			
Loans raised		4,673	–
Payment of loans		–9,154	–4,766
Repurchases of own shares		–89	–
Dividends paid		–2,685	–1,726
Cash flow from financing activities		**–7,255**	**–6,492**
Cash flow for the year		1,401	–218
Cash and cash equivalents at beginning of the year		4,220	4,414
Exchange difference in cash		–13	24
Cash and cash equivalents at year-end		**5,608**	**4,220**

Parent Company Income Statement

Amounts in SEK m.	Note	2006	2005
Investing activities			
Dividends		2,852	2,230
Changes in value	3	14,994	15,464
Impairment losses	38	–1,531	–2,096
Operating costs		–263	–248
Net profit/loss – Investing activities		16,052	15,350
Net sales		3	4
Operating costs		–207	–218
Operating profit/loss		15,848	15,136
Profit/loss from financial items			
Results from participations in Group companies	33	1,783	1,827
Results from other receivables that are non-current assets	34	925	1,015
Interest income and similar items	35	237	265
Interest expense and similar items	36	–1,646	–2,073
Profit/loss after financial items		17,147	16,170
Taxes	10	–	–
Profit/loss for the year		17,147	16,170

Parent Company Balance Sheet

Amounts in SEK m.	Note	12/31 2006	12/31 2005
ASSETS			
Non-current assets			
Intangible assets			
Capitalized expenditure for software	12	9	4
Property, plant and equipment			
Equipment	13	22	24
Financial investments			
Participations in Group companies	37	26,183	18,354
Participations in associates	38	37,666	38,469
Other long-term holdings of securities	39	41,955	34,357
Receivables from Group companies	40	13,254	15,108
Total non-current assets		119,089	106,316
Current assets			
Current receivables			
Accounts receivable		1	4
Receivables from Group companies		1,132	4,677
Receivables from associates		1	–
Tax assets		10	11
Other receivables		201	1
Prepaid expenses and accrued income	17	32	38
		1,377	4,731
Cash and cash equivalents	20	0	0
Total current assets		1,377	4,731
TOTAL ASSETS		120,466	111,047

Parent Company Balance Sheet

Amounts in SEK m.	Note	12/31 2006	12/31 2005
EQUITY AND LIABILITIES			
Equity	21		
Restricted equity			
Share capital		4,795	4,795
Statutory reserve		13,935	13,935
		18,730	18,730
Unrestricted equity			
Accumulated profit/loss		57,297	44,001
Profit/loss for the year		17,147	16,170
		74,444	60,171
Total equity		93,174	78,901
Provisions			
Provisions for pensions and similar obligations	23	168	190
Other provisions	24	161	177
Total provisions		329	367
Non-current liabilities			
Loans		16,641	18,688
Liabilities to Group companies		0	538
Total non-current liabilities	22	16,641	19,226
Current liabilities			
Loans		645	3,773
Trade payables		20	15
Liabilities to Group companies		8,927	7,018
Tax liabilities		8	–
Other liabilities		35	59
Accrued expenses and deferred income	25	687	1,688
Total current liabilities		10,322	12,553
TOTAL EQUITY AND LIABILITIES		120,466	111,047

ASSETS PLEDGED AND CONTINGENT LIABILITIES			
Assets pledged as securities	27	504	348
Contingent liabilities	27	4,324	4,327

Parent Company Statement of Changes in Equity

		Restricted equity		Unrestricted equity		
Amounts in SEK m.	Note 21	Share capital	Statutory reserve	Accumulated profit/loss	Profit/loss for the year	Total equity
Opening balance 1/1 2006		**4,795**	**13,935**	**60,171**		**78,901**
Profit/loss for the year					17,147	17,147
Total change in net assets, excluding transactions with shareholders					**17,147**	**17,147**
Dividends				–2,685		–2,685
Stock options exercised by employees				–113		–113
Equity-settled share-based payment transactions[1]				13		13
Repurchases of own shares				–89		–89
Balance at year-end 2006		**4,795**	**13,935**	**57,297**	**17,147**	**93,174**

		Restricted equity		Unrestricted equity		
Amounts in SEK m.	Note 21	Share capital	Statutory reserve	Accumulated profit/loss	Profit/loss for the year	Total equity
Opening balance 1/1 2005		**4,795**	**13,935**	**37,522**		**56,252**
Adjustment for changes in accounting principles				8,237		8,237
Adjusted equity 1/1 2005		**4,795**	**13,935**	**45,759**		**64,489**
Profit/loss for the year					16,170	16,170
Total change in net assets, excluding transactions with shareholders					**16,170**	**16,170**
Dividends				–1,726		–1,726
Stock options exercised by employees				–52		–52
Equity-settled share-based payment transactions[1]				20		20
Balance at year-end 2005		**4,795**	**13,935**	**44,001**	**16,170**	**78,901**

1) Refers to IFRS 2.

Parent Company Statement of Cash Flows

Amounts in SEK m.	Note 20	2006	2005
Operating activities			
Dividends received		2,852	2,230
Administrative costs		–587	–332
Cash flow from operating activities before net interest and income taxes		**2,265**	**1,898**
Interest received/paid		–531	–824
Income taxes paid		–7	4
Cash flow from operating activities		**1,727**	**1,078**
Investing activities			
Share portfolio			
Acquisitions		–5,723	–2,407
Divestments		12,726	12,079
Other items			
Capital contributions to subsidiaries		–6,246	–2,189
Repaid capital contributions from subsidiaries		–	400
Acquisitions of items of property, plant and equipment		–3	–15
Cash flows from investing activities		**754**	**7,868**
Financing activities			
Loans raised		4,673	–
Payment of loans		–9,154	–4,778
Change, inter-company balances		4,774	–2,442
Repurchases of own shares		–89	–
Dividends paid		–2,685	–1,726
Cash flow from financing activities		**–2,481**	**–8,946**
Cash flow for the year		**0**	**0**
Cash and cash equivalents at beginning of the year		**0**	**0**
Cash and cash equivalents at year-end		**0**	**0**

Notes to the Financial Statements

All amounts in SEK millions unless specified otherwise

NOTE 1 Accounting policies

ACCOUNTING AND MEASUREMENT PRINCIPLES

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB) and interpretations from the International Financial Reporting Interpretations Committee (IFRIC), as adopted by the European Union. In addition, the Swedish Financial Accounting Standards Council's recommendation concerning supplementary accounting principles for groups, RR 30 "Supplementary Accounting Regulations for Groups", has been applied.

The Parent Company applies the same accounting principles as the group, except where noted below in the section "Accounting Principles of the Parent Company." Any differences between the accounting principles of the Parent Company and those of the Group are caused by limitations to the application of IFRS in the Parent Company because of the Swedish Annual Accounts Act and the Swedish law on safeguarding pension commitments ("Tryggandelagen"), and to some extent for tax reasons.

Basis of preparation of the financial statements for the Parent Company and the Group

The Parent Company's functional currency is the Swedish krona, which also is the reporting currency for the Parent Company and for the Group. The financial statements are therefore prepared in Swedish kronor. All amounts, unless otherwise stated, are rounded to the nearest million.

Non-current assets and liabilities consist basically of amounts that are expected to be recovered or settled after more than 12 months from the balance sheet date. Current assets and current liabilities consist mainly of amounts that are expected to be recovered or settled within 12 months from the balance sheet date.

In order to prepare the financial reports in accordance with IFRS, management must make estimates and assumptions that affect the accounting principles and the amounts recognized for assets, liabilities, revenues and expenses. The estimates and assumptions are based on past experience and a number of factors that seem reasonable under the current conditions. The result of these estimates is then used to assess the carrying amounts of asset and liabilities whose source is otherwise not clear. The actual outcome may differ from these estimates and assessments.

The estimates and assumptions are reviewed regularly. Changes in estimates are reported in the period the change is made, if the change has only affected this period, or in the period the change is made and in future periods if the change affects both the current period and future periods. Estimates made by management when applying IFRS which have a significant effect on the financial statements, and estimates that can result in significant adjustments of the financial statements in the following year, are disclosed in "Note 31 Key estimates and assumptions".

The accounting policies for the Group, specified below, have been consistently applied to all periods presented in the consolidated financial statements, unless otherwise noted below. The accounting principles of the Group have been consistently applied to reporting and consolidation of subsidiaries and associates.

The accounting principles of the Parent Company, specified below, have been consistently applied to all periods presented in the financial statements of the Parent Company.

Changes in accounting policies

New accounting principles in 2006

As of 2006, the amendment to IAS 39 "The fair value option" may be applied. Due to the possibility of earlier adoption, the valuation of certain financial assets and liabilities at fair value through profit or loss was introduced in 2005.

The following new accounting regulations have been introduced in 2006:

- Amendment to IAS 39 concerning financial guarantees.
- Amendment to IAS 19 concerning the accounting of actuarial gains and actuarial losses and certain disclosures. The new rules allow the company to recognize actuarial gains and actuarial losses directly in equity. Investor has chosen not to use this possibility. Currently, Investor holds the view that all actuarial gains and actuarial losses will continue to be recognized directly in the income statement.

The application of these new accounting principles has not had any effect on Investor's reported figures.

New accounting principles in 2007

When reporting in 2007, Investor will apply "IFRS 7 Financial Instruments: Disclosures" and the related changes in "IAS 1 Presentation of Financial Statements". The new regulations require additional disclosures about capital, financial instruments and financial risks, but have no effect on Investor's income and financial position.

SEGMENT REPORTING

A segment is a distinguishable component of the group that is either engaged in providing certain products or services (business segment) or that is engaged in providing products or services within a particular economic environment (geographical segment), and that is subject to risks and returns that are different from those of other segments.

Segment information is reported in accordance with IAS 14 for the Group only. The business areas Core Investments, Operating Investments, Private Equity Investments and Financial Investments constitute the primary format for reporting the Group's operations by segment. The internal reporting structure is based on a corresponding format, which is why the business areas are the most appropriate primary reporting format to use.

No segment reporting based on geographic areas is presented because no geographic areas could be identified that correspond to the definition "a distinguishable component of an entity that is engaged in providing products or services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments." Since the geographic risks for holdings depend on the markets in which they operate, the geographic operating areas of each holding could constitute a meaningful format for segment reporting based on geographic areas if it had been possible to obtain this information. The information is difficult to obtain because Investor has a large number of holdings and is usually a minority owner.

Other possible formats for segment reporting based on geographic areas, such as the registered headquarters of the holdings, or alternatively, the Investor office from which the holdings are administered, are judged to be of very limited value, since the operations of these units are dependent on developments in other geographic areas.

Geographic areas are not used for internal reporting purposes either.

CONSOLIDATION PRINCIPLES

Subsidiaries

Subsidiaries are entities that are controlled by Investor AB. Control is the power to, directly or indirectly, govern the financial and operating policies of an entity so as to obtain benefits from its activities. When assessing whether an enterprise controls another enterprise, the existence and effect of potential voting rights currently exercisable or convertible is considered.

Subsidiaries are reported in accordance with the purchase method. Under the method an acquisition is treated as a transaction in which the Group indirectly acquires the subsidiary's assets and assumes its liabilities and contingent liabilities. The consolidated cost is determined by an analysis at the time of the business combination. In the analysis, the cost of the participations or operations is determined, as well as the fair value of the identifiable assets and the assumed liabilities and contingent liabilities on the transaction date. The cost of the shares in the subsidiary and the operations, respectively, consists of the fair values on the transfer date for assets, liabilities incurred or assumed, and equity instruments issued and used as consideration for the net assets acquired and the transaction cost directly attributable to the acquisition. In a business combination where cost exceeds the net carrying amount of acquired assets and assumed liabilities and contingent liabilities, the difference is recognized as goodwill. When the difference is negative, it is recognized directly in the income statement.

The financial statements of subsidiaries are consolidated from the date of the acquisition until the date when control ceases.

Associates

Associates are companies in which Investor has significant influence. Investor's main rule is that investments in associates are recognized as financial instruments at fair value in accordance with IAS 39 and IAS 28.1. Investments in associates within Operating Investments are reported using the equity method because Investor is involved in the business operations of these holdings to a greater extent than in other business areas.

NOTE 1 cont'd Accounting policies

Operating Investments
Associates in which Investor has a controlling interest or a large ownership stake in the underlying investment, and is involved in operations more than in other business areas, are reported as Operating Investments. From the date significant influence is gained, interests in associates are recognized using the equity method in the consolidated financial statements. When applying the equity method, the carrying amount of shares in associates in the consolidated financial statements corresponds to the Group's share of equity in the associates, consolidated goodwill, and any residual value of consolidated surplus values and values less than the carrying amount. In the consolidated income statement, the Group's share of associates' net results after tax and minority adjusted for any depreciation, impairment losses or resolved acquired surplus values and values less than carrying amount is recognized as "Share of results of associates." Dividends received from an associate reduce the carrying amount of the investment. On acquisition of the investment any difference between the cost of the holding and the investor's share of the net fair value of the associate's identifiable assets, liabilities and contingent liabilities is accounted for in accordance with "IFRS 3 Business Combinations".

When the Group's share of reported losses in the associate exceeds the carrying amount of the participations in the Group, the value of the participations is reduced to zero. Losses are also settled against long-term financial dealings with no security whose substance is part of the investor's net investment in the associate. Continuing losses are not recognized, unless the Group has guaranteed to cover losses incurred in the associate. The equity method is applied until the date when the Group's significant influence ceases.

Shares and participations in investing activities
The Investor Group is mainly involved in venture capital operations. According to IAS 28.1, share-based investments, including those where Investor has significant influence, are recognized at fair value through profit or loss, according to IAS 39.

Transactions that are eliminated in consolidation
Intra-group receivables and payables, revenue and expenses, and unrealized gains or unrealized losses arising in intra-group transactions, are fully eliminated in the preparation of the consolidated financial statements.

Unrealized gains arising from transactions with associates that are consolidated using the equity method are eliminated to the extent that corresponds to the Group's interest in the company.

Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no indication of impairment loss.

FUNCTIONAL CURRENCY
Functional currency is the currency of the primary economic environments in which Group companies operate. Group companies consist of the Parent Company, subsidiaries and associates. The functional currency and reporting currency of the Parent Company is Swedish kronor. The reporting currency for the Group is Swedish kronor.

FOREIGN CURRENCY
Foreign currency transactions
Foreign currency transactions are translated into the functional currency at the exchange rate on the date of the exchange transaction. Foreign currency monetary assets and liabilities are translated into the functional currency at the exchange rate on the balance sheet date. Non-monetary assets and non-monetary liabilities recognized at historical cost are translated using the exchange rate on the date of the transaction. Non-monetary assets and non-monetary liabilities recognized at fair value are translated into the functional currency using the exchange rate on the date of measurement at fair value. Exchange differences arising on translations are recognized in the income statement with the exception of certain financial instruments. See the section "Financial Instruments" below.

Financial statements of foreign operations
Assets and liabilities in foreign operations, including goodwill and other consolidated surplus values and values less than the carrying amount, are translated into Swedish kronor using the exchange rate on the balance sheet date. Revenues and expenses for a foreign operation are translated into Swedish kronor using an average exchange rate that approximates the exchange rates on the dates of the transactions.

Foreign currency translation differences when translating foreign operations are recognized directly in equity as a translation reserve.

Net investment in a foreign operation
Translation differences arising when translating a net investment in a foreign operation and related effects of hedges of the net investments are recognized directly in the translation reserve under equity. When a foreign operation is divested, cumulative translation differences attributable to the company are realized in the consolidated income statement less any currency hedges.

Cumulative translation differences are reported as a separate category under equity, the translation reserve, and consist of translation differences accumulated since January 1, 2004. Cumulative translation differences prior to January 1, 2004 are allocated to other categories under equity and are not separately disclosed.

REVENUE
Revenues consist mainly of changes in the value of securities and dividends. Revenues are reported in the income statement when it is probable that economic benefits associated with the transaction will flow to the company and the amount of benefits can be measured reliably. Revenues are measured at the fair value of the consideration received or receivable.

For items that were held in the balance sheet at the beginning and at the close of the period, the change in value consists of the difference in value between these two dates. For items in the balance sheet that were realized during the period, the change in value consists of the difference between the proceeds received and the value at the beginning of the period. For items in the balance sheet that were acquired during the period, the change in value consists of the difference between the value at the close of the period and the acquisition cost.

Dividends are recognized when the right to receive payment is established.

EXPENSES
Operating costs
Operating costs refer mainly to costs of administrative nature, such as payroll costs, rental charges, travel expenses, consultant costs, etc.

Payments for operating leases
Payments for operating leases are recognized on a straight-line basis over the lease term. Incentives received when entering an agreement are included in the total recognized cost of leasing in the income statement.

FINANCIAL INCOME AND EXPENSES
Financial income and financial expenses consist of interest income from bank deposits, receivables and interest-bearing securities, interest expenses on loans, exchange rate differences, changes in the value of financial investments and liabilities and derivatives used to finance operations. Interest income includes the net of interest on derivatives attributable to the company's loans.

Interest income on receivables and interest expenses on liabilities are estimated using the effective interest method. The effective interest rate is the rate that discounts the expected stream of future cash payments through maturity to the carrying amount of the receivable or payable at initial recognition. Transaction costs, including issuing costs, are expensed immediately as receivables or payables are measured at fair value through profit or loss and are amortized over the term when measured at amortized cost. Costs relating to credit facilities are recognized on a straight-line basis over the term of the facilities.

The Group and the Parent Company do not capitalize interest in the cost of property, plant and equipment.

INTANGIBLE ASSETS
Capitalized expenditure for software
Direct costs of software intended for own administrative use are recognized as an asset in the balance sheet when costs are expected to generate

All amounts in SEK millions unless specified otherwise

NOTE 1 cont'd | Accounting policies

future economic benefits in the form of more efficient processes. Other development costs are recognized as incurred. Capitalized costs for software are depreciated with the straight line method over an estimated useful life of five years from the date they become available for use.

PROPERTY, PLANT AND EQUIPMENT

Owner-occupied property

Owner-occupied property is recognized at fair value less accumulated depreciation and revaluation adjustments made since the last revaluation. Revaluation is made with sufficient regularity to ensure that the carrying amount does not differ materially from that which is determined using fair value on the balance sheet date. When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading "Revaluation reserve." If the increase consists of a reversal of a previously recognized impairment loss on the same asset, the increase is recognized as a reduced cost in the income statement. When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. If there is a balance in the revaluation reserve attributable to the asset, the decrease is recognized directly to the revaluation reserve. The difference between the depreciation based on the revalued amount, and the depreciation according to the original cost, is transferred from the revaluation reserve to retained earnings.

Accumulated depreciation on the date of revaluation is eliminated against the cost of the asset (or revalued cost, if applicable), and the remaining net amount is adjusted to be consistent with the revalued amount (the fair value of the asset).

When an asset is divested, the revaluation reserve is transferred to retained earnings, without affecting profit or loss.

Owner-occupied property for which the components have different useful lives, are treated as separate components (such as the framework, roof and basic installations) of owner-occupied property.

The carrying amount for an owner-occupied property is derecognized on disposal or when no future economic benefits are expected from the use or disposal of owner-occupied property. Gains or losses on the sale or disposal of an owner-occupied property is determined as the difference between the selling price and the carrying amount of the asset less direct costs to dispose of the asset. Gains or losses are recognized in operating income.

Subsequent expenditure relating to owner-occupied property

Subsequent expenditure is included in the cost only if it is probable that the future economic benefits associated with the asset will flow to the company and that the cost can be measured reliably. All other subsequent expenditures are recognized as an expense in the period in which it is incurred.

The assessment of whether a subsequent expenditure is included in the cost depends on whether the expenditure relates to replacements of identified components, or parts thereof, in which case the expenditure is capitalized. Even in cases where a new component has been created, the expenditure is added to the cost. Any undepreciated carrying amounts of replaced components, or parts of components, are disposed and expensed in connection with the replacement. Repairs are recognized as incurred.

Leased assets

In the consolidated financial statements, leases are classified as either financial or operating leases. The lease is a financial lease when the economic risks and rewards incident to ownership of a leased asset are essentially transferred to the lessee, otherwise the lease is classified as an operating lease. Investor's leases are exclusively operating leases, and refer mainly to office rents and office machines.

Depreciation principles

Depreciation is calculated with the straight-line method over the estimated useful life of the asset. Land is not depreciated. The Group applies depreciation based on components, in which depreciation is based on the useful life of each component.

Useful lives:

Buildings	
Framework	50 –100 years
Large components	5 – 25 years
Equipment and computers	3 – 10 years

The residual value and the useful life of an asset are reviewed each year.

IMPAIRMENT

The carrying amounts of the Group's property plant and equipment and intangible assets are reviewed each balance sheet date for an indication of impairment. If any such indication exists, the recoverable amount of that asset is estimated.

An impairment loss is recognized if the carrying amount of an asset exceeds the recoverable amount. An impairment loss is recognized in the income statement.

Financial assets that are not recognized at fair value through profit or loss, such as loans and trade account receivables, are tested for impairment if there is evidence of impairment. If there is such indication, the recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset exceeds the recoverable amount. An impairment loss is recognized in the income statement.

Measurement of the recoverable amount

The recoverable amount of assets in the categories loans and receivables, which are recognized at amortized cost, is determined as the present value of future cash flows discounted at the effective rate at initial recognition of the asset. Assets with short maturities are not discounted.

The recoverable amount of other assets is the highest of fair value less costs to sell and value in use. When determining the value in use, future cash flows are discounted using a discount rate that takes into account the risk-free interest rate and risk associated with the specific asset. For an asset that does not generate cash flow, which is largely independent of other assets, a common recoverable amount is determined for the cash-generating unit that the asset belongs to.

Reversal of impairment losses

An impairment loss is reversed if a later increase in the recoverable amount can be objectively related to an event occurring after the impairment loss was recognized and there has been a change in the estimates used to determine the asset's recoverable amount.

An impairment loss is reversed only to the extent that it does not increase the carrying amount of an asset above the carrying amount that would have been determined for the asset had no impairment loss been recognized, taking into account the depreciations of the asset.

FINANCIAL INSTRUMENTS

For the Group, financial instruments are measured and recognized in accordance with the requirements in "IAS 39 Financial Instruments: Recognition and Measurement". Financial instruments are initially recognized at cost, corresponding to the fair value of the instrument plus transaction costs of receivables and payables measured at amortized cost. Other financial assets and financial liabilities are measured less transaction cost at initial recognition. A financial asset or financial liability is recognized in the balance sheet when the company becomes party to the instrument's contractual terms. Trade account receivables are recognized in the balance sheet when an invoice is sent. A liability is recognized when the counterparty has performed and there is a contractual obligation to pay, even if an invoice has not been received yet. Trade account payables are recognized when an invoice is received.

A financial asset is derecognized in the balance sheet when the rights in the agreement have been realized, become due or when the company loses control over them. This applies also for a part of a financial asset. A financial liability is derecognized in the balance sheet when the obligations in the contract are fulfilled or extinguished in some other way. This applies also for part of a financial liability.

Acquisitions and divestments of financial assets are recognized on the transaction date, which is the date when the company commits to acquire or divest the asset.

Shares and participations in investing activities

Shares and participations in investing activities are reported in accordance with IAS 39 and the "fair value option" at fair value through profit or loss. The "fair value option" is used when Investor bases the follow-up of the holdings at fair value. According to IAS 28.1, share-based investments, over which Investor has significant influence, according to IAS 39, are also recognized at fair value through profit or loss ("fair value option"). Fair value is determined as follows:

NOTE 1 cont'd Accounting policies

Listed holdings
Listed holdings are measured on the basis of their share price (purchase price, if there is one quoted) on the closing date.

Unlisted holdings and fund holdings
Unlisted holdings are measured on the basis of the "International Private Equity and Venture Capital Valuation Guidelines" prepared and published jointly by the venture capital organizations EVCA, BVCA and AFIC.

For directly owned holdings (i.e. those owned directly by a company in the Investor Group), an overall evaluation is made to determine the measurement method that is appropriate for each specific holding. It is first taken into account whether a recent financing round or "arms length transaction" has been made, after which a valuation is made by applying relevant multiples to the holding's key ratios (for example, EBITDA), derived from a relevant sample of comparable companies, with deduction for individually determined adjustments as a consequence of, for example, the size difference between the company being valued and the sample of comparable companies. An assessment is then made of the above-mentioned methods to determine the one that best reflects the market value of the holding, and the holding is then valued according to that method. In those cases when other measurement methods better reflect the fair value of a holding, this value is used, which means that certain holdings are measured with methods other than the ones described above.

Unlisted holdings in funds are measured at Investor's share of the value that the fund manager reports for all unlisted holdings in the fund and is normally updated when a new valuation is received. If Investor's assessment is that the fund manager's valuation does not sufficiently take into account factors that affect the value of the underlying holdings, or if the valuation is considered to deviate considerably from IFRS principles, the value is adjusted. Listed holdings in funds are measured in the same way as listed holdings, as described above.

Shares and participations in active portfolio management
Shares and participations in active portfolio management activities are reported in accordance with IAS 39 as financial instruments held for trading, measured at fair value through profit or loss. All holdings and liabilities are noted and are valued on the basis of their share price (purchase price, if there is one quoted) on the closing date.

Short-term investments
All short-term investments, regardless whether they are interest-bearing securities or equity instruments, are measured at fair value through profit or loss.

Trade account receivables
Trade account receivables are recognized at the expected received amount less bad debts, which have been separately reviewed. Trade account receivables have a short expected term and are measured at the nominal amount on an undiscounted basis. Impairment losses for trade account receivables are recognized in operating costs.

Cash and cash equivalents
Cash and cash equivalents consist of cash and demand deposits in banks and similar institutions, and short-term, highly liquid investments with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

Trade account payables
Trade account payables are measured at cost. Trade account payables have a short expected term and are valued at the nominal amount on an undiscounted basis.

Financial liabilities
Financial liabilities are classified as financial liabilities at fair value through profit or loss or as other financial liabilities. When financial liabilities are hedged, the hedged portion is measured at fair value. The fair value is based on market prices and generally accepted methods, in which future cash flows have been discounted at market interest rates, including Investor's current credit rating, corresponding to the remaining life.

Other financial liabilities are initially recognized at the received amount less any transactions cost. After initial recognition, loans are measured at amortized cost, according to the effective interest method. Amortized cost is calculated based on the effective interest determined when the loan was raised. This means that surplus values and values less than the carrying amount, as well as direct issuing costs, are amortized over the life of the liability.

Loans in foreign currencies are translated at the rate on the balance sheet date.

Derivatives and hedge accounting
Derivatives, such as forwards, options and swaps, are used to offset risks for exchange rate changes and for exposure to interest rate risks. Derivatives are measured at fair value through profit or loss, with the exception of derivative instruments used to hedge cash flows. Changes in the value of derivatives are recognized in the income statement as income or expense in operating profit or net financial items based on the purpose of the derivatives and whether the use is related to an operating item or a financial item.

When interest rate swaps are used, paid and accrued interest is recognized as interest and other changes in value for the interest rate swap are recognized as a revaluation of derivatives under net financial items.

Hedge accounting
In hedge accounting, changes in the value of hedging instruments are recognized in the income statement at the same time as changes in the value of the hedged items. To qualify for hedge accounting under IAS 39, a derivative must be clearly correlated to the hedged item. Further, the hedge must be effective, formal documentation must be prepared and it must be possible to measure the effectiveness. Hedging results are reported in the income statement on the same date as gains or losses on the hedged items.

If the criteria for hedge accounting are no longer met, the derivatives are recognized at fair value through profit or loss according to the principle above.

Hedging the Group's interest rate exposure – cash flow hedges
Investor uses interest rate swaps to control exposure of the debt portfolio to changes in future cash flows caused by fluctuations in interest rates. In the income statement, the coupon is recognized on an ongoing basis as interest income or income expense and other changes in the value of the interest rate swap are recognized directly to the hedging reserve under equity as long as the criteria for hedge accounting and effectiveness are met. The ineffective component of the hedge is reported in the same way as changes in the value of derivatives not used for hedge accounting. The hedging reserve is dissolved through the result when the hedged item affects the result.

Hedging the Group's interest rate exposure – fair value hedges
Investor uses interest rate swaps to hedge the fair value of, for example, liabilities with fixed interest rates. Changes in the fair value of interest rate swaps used to hedge the fair value are recognized in the income statement. The coupon component is recognized on a continuous basis as interest income or interest expense and other changes in the value of the interest rate swap are recognized as revaluation of derivatives in net financial items.

Financial guarantee contracts
The Group has financial guarantee contracts in which the Group has a commitment to reimburse the holder of a debt instrument for loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified contract terms.

Financial guarantee contracts are initially recognized at fair value less the fair value of contracted guarantee fees. However, if the difference is positive, an asset is not taken up in the balance sheet. Financial guarantee contracts are then recognized continuously at the higher amount of the best estimate of the present value of anticipated net fees to settle the guarantee commitment, after deduction for the present value of future guarantee fees, and the original amount booked as a liability after deduc-

All amounts in SEK millions unless specified otherwise

NOTE 1 cont'd Accounting policies

tion for cumulative amortization appying the straight-line method over the contracted guaranteed period. In cases when payment on market terms is contracted for the guarantee commitment, it is initially recognized neither as an asset or liability and revenue from the the guarantee contracts is recognized on a straight-line basis over the guarantee period.

Other
A financial asset and a financial liability are offset and recognized as a net amount in the balance sheet only if there is a legal right to offset the amount and there is an intention to settle the items in a net amount or to realize the asset and settle the liability at the same time.

Earnings per share
The calculation of basic earnings per share is based on the profit/loss for the year attributable to shareholders of the Parent Company and on the weighted average number of shares outstanding during the year. When calculating diluted earnings per share, the average number of shares is adjusted to take into account the effects of dilutive potential ordinary shares originating during the reporting period from stock option and share programs issued to employees.

EMPLOYEE BENEFITS

Post-employment benefits
The Group has both defined benefit pension plans and defined contribution pension plans.

Defined contribution plans
In defined contribution pension plans, the company makes fixed contributions and has thereby fulfilled its obligations. Group income is charged with costs as the pensions are earned.

Defined benefit plans
In defined benefit pension plans, payments are made to employees and former employees based on their salary at the time of retirement and the number of years of service. The Group carries the risk for making the payments. The Group's net obligation under defined benefit plans is measured separately for each plan by an estimation of future benefits earned by the employees both in current and prior periods; this benefit is discounted to a present value and reduced by the fair value of any plan assets. The discount rate is the rate at the balance sheet date on government bonds with a life corresponding to the pension obligations of the Group. The measurement is made by a qualified actuary using the projected unit credit method. Actuarial gains and actuarial losses are recognized in the income statement as incurred.

When the benefits of a plan increase, the portion of the increased benefits relating to past service is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are fully vested, they are recognized as an expense directly in the income statement.

When the measurement results in the recognition of an asset for the Group, the carrying amount of the asset is limited to the net of unrecognized expenses for past service and the present value of future refunds from the plan or reductions in future contributions to the plan.
When there is a difference between how the pension costs are determined for a legal entity and a group, a provision or receivable for a special employer's contribution is recognized, based on this difference. The present value of the provision or receivable is not determined.

Plans comprising several employers
In cases when there is a defined benefit plan comprising several employers, such as SPP Livförsäkring AB, and there is not sufficient information available to enable the reporting of the plan as a defined benefit plan, the plan is recognized as a defined contribution plan.

Foreign subsidiaries
All pension plans in foreign subsidiaries are defined contribution plans.

Termination benefits
A cost for termination benefits is recognized only if the company is demonstrably committed, without realistic possibility of withdrawal, by a formal plan to terminate an employee's employment before the normal date. When benefits are offered to encourage voluntary departure from the company, a cost is recognized if it is probable that the offer will be accepted and the number of employees accepting the offer can be reliably estimated.

Share-based payment transactions
During the past few years Investor AB has granted stock options to the Group's employees, including a combined stock option and share program for senior executives as of 2004. See also "Note 5 Employees and payroll costs." These programs enable employees to acquire or receive shares in the company. The fair value of the granted options and shares is recognized as a personnel cost with a corresponding increase in equity. The fair value is determined on the grant date and is allocated over the vesting period. The fair value of the granted options is determined in accordance with the Black & Scholes valuation model, taking into consideration the terms and conditions on the grant date. The recognized cost corresponds to the fair value of the estimated number of options and shares that are expected to vest. This cost is adjusted in subsequent periods to reflect the actual number of vested options and shares. However, no adjustment is made when options expire because the share price does not reach the level needed for the options to vest.

Social security contributions related to share-based payments to employees for services rendered are recognized as expenses allocated to the periods in which the employees render the services. The provision for social security contributions is based on the fair value of the options and shares at the reporting date. The fair value is determined according to the same measurement model that was used on the grant date.

PROVISIONS

A provision is reported in the balance sheet when there is a legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources will be needed to settle the obligation and when a reliable estimate of the amount can be made.

A restructuring provision is recognized when the group has a detailed, formal plan for the restructuring, and the restructuring plan has commenced or has been publicly announced. No provision is made for future operating losses.

TAXES

The Group's total tax charge consists of current tax and deferred tax. Current tax is tax that must be paid or received and refers to the current year. Current tax also includes adjustments of current tax attributable to earlier periods. Deferred tax is based on the difference between the tax base of an asset or liability and its carrying amount. If the calculations yield a deferred tax asset, this tax asset is recognized as an asset only to the extent to which it is expected to be realized. Deferred tax is estimated in accordance with current tax rates. The taxes are reported in the income statement, except when the underlying transaction is charged directly to equity, whereby the associated tax effect is reported as equity.

CONTINGENT LIABILITIES

A contingent liability is recognized when there is a possible obligation relating to past events and whose existence is confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the enterprise; or when there is an obligation which is not recognized as a liability or a provision as it is not probable that an outflow of resources will be required to settle the obligation.

FEES AND REIMBURSEMENTS OF COSTS FOR AUDITORS

When evaluating if an assignment carried out by the company's auditors is to be considered as an auditing assignment or other type of assignment, the company applies the definition used in the guidance of the Swedish Institute of Authorized Public Accounts (FAR) for annual reports of stock corporations (RedR1).

NOTE 1 cont'd | Accounting policies

ACCOUNTING PRINCIPLES OF THE PARENT COMPANY

Unless otherwise noted, the Parent Company applies the same accounting principles as the Group.

Compliance with issued standards and laws

The Parent Company has prepared its annual financial statements in accordance with the Swedish Annual Accounts Act (1995:1554) and Swedish Financial Accounting Standards Council, recommendation RR 32 Accounting for Legal Entities. RR 32 states that the parent company, in the annual financial statements of the legal entity, shall apply all IFRS standards and statements adopted by the European Union, to the extent this is practicable within the framework of the Swedish Annual Accounts Act and taking into account the relation between accounting and taxation. The recommendation specifies the exceptions from IFRS.

Changes in accounting policies

As of 2006, the Parent Company is reporting financial assets and liabilities at fair value, with the exception of instruments which may not be recognized at fair value according to paragraph 14b of the Swedish Annual Accounts Act, and the transitional effect is recognized as an adjustment to the opening balance of retained earnings in 2005. These items were previously measured in accordance with the lowest value principle or at cost. As a result of the change, other long-term holdings of securities are measured at fair value through profit or loss and the hedged portion of hedged loans is measured at fair value at the same time as the hedging instruments are also measured at fair value.

The accounting principles of the Parent Company have been changed according to the requirements in IAS 8, although the specific transitional provisions in RR 32 have been taken into account and the transitional effect is recognized as a change in retained earnings at the beginning of the year. Comparative figures have been adjusted according to the above.

In 2005, the accounting principles of the Parent Company were changed for the reporting of employee stock option programs and share programs with related social security contributions according to IFRS 2 and URA 46.

Associates and subsidiaries

Investments in associates and subsidiaries are recognized in the Parent Company under the cost model. On each balance sheet date, the carrying amounts are reviewed for objective proof of impairment. Only distributions received are recognized, provided these relate to profits arising after the date of acquisition. Distributions in excess of such profits are considered a recovery of investment and reduce the cost of the investment.

Group contributions and shareholders' contributions

In accordance with a statement from the Swedish Financial Accounting Standards Council, shareholders' contributions are recognized directly in equity by the receiver and are capitalized in shares and participations by the giver, to the extent that no impairment loss is required. Group contributions to minimize the Group's total tax are charged directly against retained earnings less their current tax effect.

Financial income and expenses

Net financial items consist of interest on liabilities, including pension provisions, interest income from receivables, and exchange gains/losses on financial receivables and financial liabilities. In the Parent Company, net financial items also include dividends from subsidiaries. Interest income on receivables and interest expense on liabilities include discounts, premiums and transaction costs that are amortized over the life of the underlying instrument. Interest payments on interest rate swaps are reported on a net basis with no adjustment for any transaction costs.

Shares and participations, non-current assets

See text under "Associates and subsidiaries" above for the measurement principles for participations in associates and subsidiaries.

Other long-term holdings of securities are measured at fair value through profit or loss.

Financial liabilities

Loans which are not included as part of a trading portfolio, and are not derivative instruments, are initially recognized at the received amount. After initial recognition, loans are measured at amortized cost. Loans or portions of loans that are hedged against a financial instrument measured at fair value are also measured at fair value.

Derivatives and hedge accounting

Derivatives are measured in the Parent Company at fair value through profit or loss.

Hedge accounting is applied for items in which the derivative has a clear correlation to the hedged item and has financial effects that counteract those that arise through the hedged position. Hedging results are reported on the same date as the hedged items. In cases when derivative instruments have been used to control exposure against fluctuations in exchange rates for an underlying liability, the liability is measured at the exchange rate according to the derivative.

Financial guarantee contracts

The Parent Company's financial guarantee contracts consist primarily of guarantees on behalf of subsidiaries, joint ventures or associates. A financial guarantee contract is a contract in which the company has a commitment to reimburse the holder of a debt instrument for loss it incurs because a specified debtor fails to make payment when due in accordance with the contract terms. The Parent Company applies RR 32.06, page 72, to account for financial guarantee contacts, which involves a relief, compared with the rules in IAS 39 for financial guarantee contracts issued on behalf of subsidiaries, associates and joint ventures. The Parent Company recognizes financial guarantee contracts as a provision in the balance sheet when the company has a commitment for which payment is most likely required to settle the commitment.

Employee benefits

Defined contribution pension plans

Obligations for contributions to defined contribution plans are recognized as a cost in the income statement when they arise.

Defined benefit pension plans

In addition to the defined benefit pension plans with SPP Livförsäkring AB, which are recognized as defined contribution plans, the company has established defined benefit pension plans for which the company has no right to make deductions for taxes. For these pension obligations, the Parent Company has chosen to apply the Group's accounting principles and consequently recognize the plans as defined contribution plans in accordance with IAS 19.

All amounts in SEK millions unless specified otherwise

NOTE 2 Segment reporting

Group
Performance by business area 2006

	Core Investments	Operating Investments	Private Equity Investments	Financial Investments	Investor groupwide	Total
Net sales		699				699
Dividends	2,852		285	34		3,171
Changes in value	27,260		583	263[1]		28,106
Cost of services sold		–693				–693
Operating costs	–170	–51	–204	–39	–57	–521
Cost of long-term incentive programs					–55	–55
Share of results of associated companies		–1,872				–1,872
Operating profit/loss	**29,942**	**–1,917**	**664**	**258**	**–112**	**28,835**
Net financial items					–20	–20
Tax					–329	–329
Profit/loss for the year	**29,942**	**–1,917**	**664**	**258**	**–461**	**28,486**
Other (currency, etc.)		–233[2]			–193[3]	–426
Dividends paid					–2,685	–2,685
Effect on net asset value	**29,942**	**–2,150**	**664**	**258**	**–3,339**	**25,375**
Net asset value by business area 12/31 2006						
Carrying amount	135,274	5,981	15,181	3,008		159,444
Other assets[4]					1,370	1,370
Other liabilities[4]					–1,910	–1,910
Net cash[5]					416	416
Total net asset value	**135,274**	**5,981**	**15,181**	**3,008**	**–124**	**159,320**
Investments in property, plant and equipment	9	171	4			184
Depreciation	–6	–105	–7			–118
Cash flow for the year	8,707	–6,105	1,420	–496	–2,125	1,401

Group
Performance by business area 2005

	Core Investments	Operating Investments	Private Equity Investments	Financial Investments	Investor groupwide	Total
Net sales		659				659
Dividends	2,163		188	64		2,415
Changes in value	37,424		6,053	186[1]		43,663
Cost of services sold		–714				–714
Operating costs	–160	–8	–219	–35	–53	–475
Cost of long-term incentive programs					–73	–73
Share of results of associated companies		–1,508				–1,508
Operating profit/loss	**39,427**	**–1,571**	**6,022**	**215**	**–126**	**43,967**
Net financial items					1	1
Tax					–110	–110
Profit/loss for the year	**39,427**	**–1,571**	**6,022**	**215**	**–235**	**43 858**
Other (currency, etc.)					–38[3]	–38
Dividends paid					–1,726	–1,726
Effect on net asset value	**39,427**	**–1,571**	**6,022**	**215**	**–1 999**	**42,094**
Net asset value by business area 12/31 2005						
Carrying amount	115,419	2,522	15,478	1,380		134,799
Other assets[4]					1,294	1,294
Other liabilities[4]					–1,925	–1,925
Net debt[5]					–223	–223
Total net asset value	**115,419**	**2,522**	**15,478**	**1,380**	**–854**	**133,945**
Investments in property, plant and equipment	16	242	14			272
Depreciation	–6	–88	–3			–97
Cash flow for the year	11,576	2,228	4,673	–257	–18,438	–218

1) The change in value include sales proceeds from active portfolio management amounting to SEK 28,158 m. (22,674).
2) Refers to the translation reserve and hedging reserve attributable to associated companies.
3) The amount includes employee stock options, repurchases of own shares and translation differences.
4) Other assets and liabilities refer to current assets/liabilities, deferred taxes and provisions.
5) Net cash/debt refers to short-term investments, cash and cash equivalents, and interest-bearing liabilities with related derivatives.

NOTE 3 Changes in value within investing activities

2006	Core Investments	Private Equity Investments	Financial Investments[1]	Total
Group				
Changes in value of holdings in the closing balance	25,100	962	122	26,184
Changes in value of assets divested during the year	2,160	–379	141	1,922
Total	27,260	583	263	28,106
Of which change in value determined with valuation techniques	–	–428	108	–320
2005				
Group				
Changes in value of holdings in the closing balance	34,175	154	147	34,476
Changes in value of assets divested during the year	3,249	5,899	39	9,187
Total	37,424	6,053	186	43,663
Of which change in value determined with valuation techniques	–	5,586	52	5,638

2006	*Core Investments*	*Private Equity Investments*	*Financial Investments*	*Total*
Parent Company				
Changes in value of holdings in the closing balance	6,753	1	–28	6,726
Changes in value of assets divested during the year	7,070	1,191	7	8,268
Total	13,823	1,192	–21	14,994
Of which change in value determined with valuation techniques	–	1,192	–	1,192
2005				
Parent Company				
Changes in value of holdings in the closing balance	14,454	11	–	14,465
Changes in value of assets divested during the year	933	37	29	999
Total	15,387	48	29	15,464
Of which change in value determined with valuation techniques	–	12	–	12

1) Including active portfolio management.
Changes in value of holdings remaining in the balance at the end of the year SEK 40 m. (81).
Changes in value of assets divested during the year SEK 131 m. (11).

NOTE 4 Operating costs

	2006	*2005*
Group		
Investing activities		
Payroll costs	260	251
Depreciation	10	9
Other operating expenses	143	154
	413	414
Operating investments		
Payroll costs	16	-
Depreciation	0	-
Other operating expenses	35	8
	51	8
Groupwide		
Payroll costs	30	29
Depreciation	4	2
Other operating expenses	23	22
	57	53
Total	521	475

NOTE 5 Employees and payroll costs

WHOLLY OWNED INVESTING ACTIVITIES

Investor's wholly owned investing activities comprise the activities of the Parent Company, the Active Portfolio Management unit and Investor Growth Capital.

The payroll costs shown below for these units are included in "Operating costs" in the income statement.

Average number of employees

	2006		2005	
	Total	of whom women	Total	of whom women
Parent Company, Sweden	91	50	89	48
Wholly owned subsidiaries				
Sweden	16	3	16	3
United States	18	6	20	8
United Kingdom	2	1	2	1
Hong Kong	7	1	7	1
Netherlands	6	3	5	2
Total, wholly owned investment operations	140	64	139	63

Gender distribution in boards and senior management

At year-end 2006, the board of the Parent Company consisted of 20 percent women (25) and 80 percent men (75). The Management Group of the Parent Company (excluding the President) consisted of 0 percent women (20) and 100 percent men (80). The gender distribution in the boards of Investor's wholly owned investment activities consisted of 15 percent women and 85 percent men.

NOTE 5 cont'd Employees and payroll costs

Expensed wages, salaries, board of director fees and other remuneration, as well as social security contributions

	2006							2005						
	Basic salary	Variable salary	Long-term share-based remuneration	Pension costs	Costs for employee benefits	Social security contributions[1]	Total	Basic salary	Variable salary	Long-term share-based remuneration	Pension costs	Costs for employee benefits	Social security contributions[1]	Total
Parent Company	84	21	18	33	11	73	240	72	19	20	42	10	82	245
Wholly owned subsidiaries in investment operations	66	28	–	8	0	11	113	73	32	–	9	0	13	127
Total, wholly owned investment operations	150	49	18	41	11	84	353	145	51	20	51	10	95	372

1) Of which SEK 37 m. (53) refers to social security contributions for long-term share-based remuneration. The cost of long-term share-based remuneration, including social security contributions, amounts to SEK 55 m. (73), as reported in the consolidated income statement.

Expensed wages and salaries distributed by country and between board members and the President and other employees

	2006				2005			
	Board and President	*Of which, variable salary*	Other employees	Total	Board and President	*Of which, variable salary*	Other employees	Total
Parent Company, Sweden	16	*2*	89	105	16	*3*	75	91
Wholly owned subsidiaries								
Sweden	7	*3*	17	24	7	*1*	25	32
United States	7	*3*	39	46	15	*5*	36	51
United Kingdom	1	*0*	3	4	1	*0*	2	3
Hong Kong	5	*2*	12	17	5	*2*	12	17
Netherlands	2	*0*	1	3	1	*0*	1	2
Total, wholly owned investment operations	38	*10*	161	199	45	*11*	151	196

Absenteeism due to illness

Absenteeism due to illness in the Parent Company (as a percentage of work time) was 4.65 percent in 2006 (women: 4.84 percent and men: 4.40 percent); 60.99 percent of absenteeism due to illness refers to a continuous period of 60 days or more. Absenteeism due to illness for employees under the age of 29 was 0.82 percent, 5.40 percent for age 30–49 and 4.38 percent for employees over 50 years of age.

Salary and other remuneration

The following text and tables describe Investor's remuneration policy and remuneration for senior executives in the company. Senior executives are defined as "top management" and "other senior executives".

"Top management" is defined as:
- the Chairman of the Board,
- board members not employed by the company who receive special remuneration in addition to the fee received for board duties, and
- the Chief Executive Officer and President.

"Other senior executives" refers to:
- Adine Grate Axén until September 30, 2006, Johan Forssell, Henry E. Gooss, Lennart Johansson and Lars Wedenborn.

These persons, together with the President, comprise Investor's Management Group.

Investor's Remuneration Committee is appointed each year by the board whose main purpose is "to enable an independent and thorough review of all aspects of Investor's total remuneration program and to make decisions about executive remuneration in the company."

For decision-making, the Remuneration Committee continuously receives information and views from the President, the CFO and head of Human Resources, among others. The committee also obtains views, reports and information for decision-making from external advisers. Internal and external information used for decision-making purposes helps ensure that Investor's remuneration program is in line with the market and competitive. During the year, the Remuneration Committee made editorial updates to the Remuneration Policy.

Read more about the work of the Remuneration Committee in Investor's Corporate Governance report.

Remuneration policy

Investor strives to offer remuneration in line with the market that makes it possible to attract senior executives and other employees and retain them in the company. Benchmarking studies of relevant industries and markets are continuously carried out in order to determine what constitutes remuneration in line with the market and to evaluate current remuneration levels.

The principles for remuneration for Investor's employees are:
- to ensure that employees in Investor's different operations receive total remuneration that is competitive and in line with the market;
- to align the interests of shareholders and employees by establishing a clear connection between remuneration and Investor's long-term performance, such as the development of the company's net asset value and share price performance;
- that remuneration functions as a means to steer employees toward objectives and to create commitment by linking it to the fulfillment of personal goals;
- that remuneration is based on such factors as work responsibilities, competence, experience, position and performance. Investor AB is an equal opportunity employer and does not unlawfully discriminate on the basis of gender, ethnic background, national origin, age, disability, or any other protected status; and
- that the proportion between basic salary and variable remuneration is to be based on the employee's position and tasks.

For the entire organization Investor applies the principle that every manager's superior is always to be informed about the recruitment of an employee and to approve it and the employee's remuneration.

Remuneration program

Investor conducts different types of investment activities in markets in Asia, Northern Europe and the United States. Investor therefore competes for personnel against companies that offer different types of remuneration programs and remuneration levels. Investor's remuneration policy takes this into consideration.

An employee's total remuneration consists of the following components:
- basic salary;
- variable salary;
- long-term share-based remuneration;
- pension; and
- other benefits.

Basic salary, variable salary and long-term share-based remuneration together comprise the employee's total remuneration. The outcome of variable salary and long-term share-based remuneration is dependent of the employee's fulfillment of personal goals and the company's long-term performance.

NOTE 5 cont'd | Employees and payroll costs

A fee is paid to Investor's board members in accordance with a decision made by the Annual General Meeting.

In addition to remuneration from Investor, the President and members of the Management Group receive board fees from core investments in which they are board members.

Basic salary

Basic salary is reviewed annually for all Investor employees, with the exception of Management Group members, whose basic salary is reviewed every other year. Any adjustment to an employee's basic salary is usually effective from January 1. The annual review of basic salary takes into account the employee's performance, any changes to his or her areas of responsibility, the company's development and salary trends in the market. In cases when the person's areas of responsibilities change considerably during the year, basic salary can be reviewed on those occasions. Basic salary constitutes the basis for calculating variable salary.

Variable salary

The majority of Investor's employees have variable salary. The variable portion of salary for 2006 differs between business areas and amounts to a maximum of 45 percent of basic salary for the President. For other employees variable salary ranges between 0 and 80 percent of their basic salary, although for a very limited number of key personnel, the variable portion of salary can be 100 percent of their basic salary. In cases when the President decides that a person in the company has made an exceptional contribution during the year, he can award an additional variable salary. However, this additional variable salary has to be specifically approved by Investor's Remuneration Committee. When an additional variable salary is awarded, the variable portion of salary can, in individual cases, exceed 100 percent of the employee's basic salary.

Established goals must be reached in order to receive variable salary, which clearly links remuneration to an individual's work efforts and performance. The employee's performance is reviewed at year-end. The focus of the goals for the President each year is set in a dialog between the President and the Chairman. The specific goals for the President are proposed by the Remuneration Committee and are later approved by the board. Goals for other employees are established by each employee's manager.

Long-term share-based remuneration

In 1999, Investor introduced the principle that part of an employee's remuneration is to be connected to the company's long-term share price development. The principle has encompassed all employees since 2000. From 1999 to 2005, this has been carried out mainly in the form of employee stock option programs.[1]

A combined employee stock option and restricted stock program was approved for senior executives for 2004 and 2005.

In 2006, a Stock Matching Plan was introduced for all Investor employees, as well as a performance-based share program for top management. "Top management" is defined as the President, other senior executives and about 15 other executives in the company.

For all programs, the board's decision has been conditional on the Annual General Meeting approving the scope and basic principles for each program. The programs are described below.

2006

The program for the year consists of two parts:

1) Stock Matching Plan, in which all employees may participate

In the Stock Matching Plan, an employee could acquire shares in Investor at the market price during a two-week period, determined by the board, after the release of Investor's first quarterly report in 2006. After a three-year vesting period, two options (Matching Options) will be granted for each Investor share acquired by the employee, as well as a right to acquire one Investor share (Matching Share) for SEK 10. The Matching Share may be acquired during a four-year period after the vesting period[2]. Each Matching Option entitles the holder to purchase one Investor share, during the corresponding period, at a strike price corresponding to 120 percent of the average volume-weighted price paid for Investor shares during an established measurement period in May 2006.

Senior Management members were obligated to invest at least 5 percent of their basic salary in Investor shares under the Stock Matching Plan. Other employees were not obligated to invest but had a right to invest so much that the value of the allotted Matching Options and Matching Shares amounts to a maximum of 15 percent of their respective basic salary. Senior Management had the right to invest so much that the value of the allotted Matching Options and Matching Shares amounted to between 10 and 20 percent of their respective basic salary for 2006.

2) Performance-Based Share Program, in which Senior Management participates in addition to the Stock Matching Plan.

Under this program, Senior Management, after a three-year vesting period, has the right during four years[2] to acquire additional Investor shares ("Performance Shares") for SEK 10 per share. This is conditional upon whether certain financial goals relating to the development of Investor's net asset value and the total return on the Investor shares are met during the vesting period.

Two-thirds of the turnout is dependent on the development of Investor's net asset value. Investor's average yearly development of the net asset value including dividends, must exceed the interest on 10-year government bonds by more than 8 percentage points to give Senior Management the right to acquire the highest amount of Performance Shares, which is dependent on the development of the net asset value. There will be no allotment of Performance Shares related to the development of the net asset value if the development of the net asset value does not exceed the 10-year interest on government bonds by at least 2 percentage points. If the development is between the 10-year interest on government bonds plus 2 percentage points and the 10-year interest on government bonds plus 8 percentage points, a proportional (linear) allotment will occur. The development of the net asset value during the three-year vesting period is measured as the average during three quarters in the beginning of the period, compared with the average during three quarters at the end of the period.

One-third of the turnout is dependent upon the total return on the Investor share. Investor's annual running total return, including reinvested dividends, must exceed the development of the share index called SIX RX Total Return by more than 4 percentage points to give Senior Management the right to acquire the highest amount of Performance Shares, which are dependent on the total return. There will be no allotment of Performance Shares related to the total return if the total return does not develop at least in parity with the SIX RX Total Return index. If the total return is between the SIX RX Total Return and SIX RX Total Return plus 4 percentage points, a proportional (linear) allotment will occur. The total return will be measured quarterly on a running 12-month basis over a three-year period. The outcome is estimated as the average during the three years based on the 12 measurement points.

To obtain a total maximum outcome for the Performance Shares, it is required that Investor exceeds the upper limit for both the development of net asset value as well as the total relative return.

The final number of Performance Shares obtained is dependent on the outcome of the performance requirements, but may not, at allotment in 2006, exceed the preset highest number (limit).

When designing the programs with Matching Shares, Matching Options and Performance Shares issued in 2006, it was taken into consideration that employees are taking an investment risk through the requirement that they must own the Investor shares during the vesting period.

1) Employee stock options refer to commitments in accordance with Chapter 10, Section 11, paragraph 2 of the Swedish Income Tax Law.

2) For as long as he is employed, the President has a longer lockup period following the vesting period for both Matching Shares and Performance Shares. This means that he can be prevented from utilizing the opportunity to acquire these shares before the end of the four-year period. However, in such cases, the period during which he can acquire the shares is extended.

All amounts in SEK millions unless specified otherwise

NOTE 5 cont'd | Employees and payroll costs

Summary of terms for the 2006 long-term share-based remuneration program

Matching Shares 2006

Holder[1]	Number of Matching Shares granted	Number at the beginning of the year	Matching Shares exercised in 2006	Matching Shares forfeited in 2006	Number of Matching Shares on December 31, 2006	Percentage of total outstanding shares	Number of vested Matching Shares	Theoretical value [2]	Strike price	Maturity date	Vesting period (years)
MG	31,038[3]	–	–	–	31,038	0.00%	–	109.19	10.00	12/31 2012	3
OSE	11,593	–	–	–	11,593	0.00%	–	109.19	10.00	12/31 2012	3
OE	52,866	–	–	–	52,866	0.01%	–	109.19	10.00	12/31 2012	3
	95,497	–	–	–	95,497	0.01%	–				

1) MG = Management Group, OSE = Other senior executives, OE = Other employees.
2) The value of Matching Shares on the grant date was based on a theoretical value calculated in accordance with the Black & Scholes model.
3) Of which 8,992 was granted to the President.

Matching Options 2006

Holder[1]	Number of Matching Options granted	Number at the beginning of the year	Matching Options exercised in 2006	Matching Options forfeited in 2006	Number of Matching Options on December 31, 2006	Percentage of total outstanding shares	Number of vested Matching Options	Theoretical value [2]	Strike price	Maturity date	Vesting period (years)
MG	62,076[3]	–	–	–	62,076	0.01%	–	15.62	155.90	12/31 2012	3
OSE	23,186	–	–	–	23,186	0.00%	–	15.62	155.90	12/31 2012	3
OE	105,732	–	–	–	105,732	0.01%	–	15.62	155.90	12/31 2012	3
	190,994	–	–	–	190,994	0.02%	–				

1) MG = Management Group, OSE = Other senior executives, OE = Other employees.
2) The value of Matching Options on the grant date was based on a theoretical value calculated in accordance with the Black & Scholes model.
3) Of which 17,984 was granted to the President.

Performance Shares 2006

Holder[1]	Maximum number of Performance Shares granted	Number at the beginning of the year	Performance Shares exercised in 2006	Performance Shares forfeited in 2006	Number of Performance Shares on December 31, 2006	Percentage of total outstanding shares	Number of vested Performance Shares	Theoretical value [2]	Strike price	Maturity date	Vesting period (years)
MG	133,386[3]	–	–	–	133,386	0.02%	–	52.35	10.00	12/31 2012	3
OSE	53,812	–	–	–	53,812	0.01%	–	52.35	10.00	12/31 2012	3
	187,198	–	–	–	187,198	0.03%	–				

1) MG = Management Group, OSE = Other senior executives.
2) The value of Performance Shares on the grant date was based on a theoretical value calculated in accordance with the Black & Scholes model.
3) Of which 41,696 was granted to the President.

The calculation of the theoretical value on the grant date was based on the following conditions:

Instrument	Matching share	Matching option	Performance share
Averaged volume-weighted price paid for Investor B-shares	129.93	129.93	129.93
Strike price	10.00	155.90	10.00
Assumed volatility[1]	25%	25%	25%
Assumed average term	4.6 years	4.6 years	4.6 years
Assumed percentage of dividend	0%	3%	0%
Risk-free interest	3.52%	3.52%	3.52%
Theoretical value on the grant date	109.19	15.62	52.35

1) The assumed volatility was based on future forecasts and the historical volatility of Investor B-shares. When determining the volatility, special limitations to the exercise rights for employee stock options were also taken into account.

The value of the total number of issued Matching shares, Matching Options and Performance Shares distributed in 2006 amounted to about 8 percent of Investor's total payroll expense.

Employee stock option programs 1999-2005
In employee stock option programs, Investor issues call options giving the option holder the right to purchase an equivalent number of shares at a predetermined price. The term of the programs is seven years and the vesting period is linked to three years of consecutive employment. The employee stock options were granted free of charge but were part of the total remuneration package for employees. In general, the options can only vest and be exercised during the time the holder is employed with the company and a short period after employment ends, with the exception of former employees who have a board assignment in the Investor Group. The principle is that the total number of options granted shall be in proportion with the current total payroll of the company. The Management Group then decides how the options will be distributed between each business area, after which each business area manager determines the number of options that each department should receive. In the final stage, each department manager evaluates and decides how the options will be distributed to each employee. The number of options granted to each employee does not have to be in proportion to the employee's salary – they are awarded on a discretionary basis. In accordance with the above, Investor's board approved the issue of employee stock options from 1999 to 2005.

The number of outstanding employee stock options for the 1999-2005 programs totals 4,728,479, corresponding to 0.62 percent of the number of outstanding shares in Investor, which totaled 767,175,030 on December 31, 2006. The value of the issued employee stock options was estimated in accordance with the Black & Scholes valuation model. The value of an option was calculated on an assumed volatility of 20–30 percent. The assumed volatility was based on future forecasts and the historical volatility of Investor B-shares. When determining the volatility, special limitations to the exercise rights for employee stock options were also taken into account. The options have a term of seven years that has been adjusted for assumptions about premature exercises. In the valuation, special limitations to the exercise rights related to the fulfillment of goals, which have been established for some stock option programs, have not been taken into account.

1999
The options issued in 1999 can be divided into two different programs. One program referred to the options that were granted to senior executives in connection with the conversion to a defined-contribution pension plan. This was a non-recurring allocation of options that expired on December 31, 2005. The other program pertained to options for around 15 other senior executives. These persons were granted a number of options whose calculated theoretical value (see table "Summary of terms for employee stockoption programs 1999-2005") corresponded to 10–60 percent of basic salary. This program expired on February 11, 2006.

NOTE 5 cont'd Employees and payroll costs

2000, 2001, 2002, 2003 and 2004
For these years, the issued options referred in their entirety to one program per year which covered all personnel and replaced an earlier bonus program that was linked to the performance of Investor shares in relation to the OMX Index. The total number of employee stock options for allocation was determined on the basis of the current payroll of the company. For senior executives, a number of options were granted whose calculated theoretical value corresponds to 10–70 percent of basic salary. The exercise price for employee options in the 2000–2004 programs was set at 110 percent of the share price the day after Investor's year-end report was released.

In 2004, the board of directors decided to launch a combined employee stock option and restricted stock program for senior executives, starting that year. The program consists of about 60 percent shares and about 40 percent options. The board's decision was based on information prepared by the Remuneration Committee. Implementation of the program was subject to the approval of the Annual General Meeting.

The allocation of employee stock options and shares constitutes part of the agreed remuneration framework for senior executives. The value of the granted options and restricted stock corresponds to 10-60 percent of a senior executive's basic salary. The stock option component of the program is designed in the same way, and with the same terms, as the program for other employees. For the shares to vest, a senior executive must be continuously employed from three to five years after the shares are granted. The shares become available after five years, at which point the dividend for the past two years is also received. The vesting period ends if a senior executive's employment is terminated.

2005
The 2005 employee stock option program is designed in the same way as programs of the last five years with regard to the term and vesting period. The strike price is set at 110 percent of the average volume-weighted price paid for Investor B shares from April 12 to April 18, 2005. As opposed to previous years, the final number of granted employee stock options was determined after the end of 2005, and depended on each employee's fulfillment of quantitative and qualitative goals, using the same criteria as described in "Variable salary" above.

The calculation of fair value on the grant for options allocated in 2005 was based on the following prerequisites:

Average volume-weighted price paid for Investor B-shares	SEK 97.04
Strike price	SEK 106.70
Assumed volatility	22 percent
Assumed average term	5 years
Assumed dividend in 2005	SEK 2.32
Assumed dividend growth as of 2005	3 percent
Risk-free interest	3.07 percent

The calculation results in a fair value of SEK 15.20 per option.

Summary of terms for long-term restricted stock programs 2004-2005

Year issued	Holder[1]	Number of granted shares	Number at beginning of year	Value on grant date	Number of shares forefeited in 2006	Number of shares on December 31, 2006	Percentage of total outstanding shares	Number of vested shares	Maturity date	Vesting period (years)
2004	SE	74,000	74,000	77.00[3]	6,200	67,800	0.01%	–	1/20 2009	5[5]
2005	SE	58,331[2]	58,331	97.04[4]	4,946	53,385	0.01%	–	1/21 2010	5[5]
Total		132,331	132,331		11,146	121,185	0.02%			

1) SE = Senior Executives.
2) Of which 7,419 were granted to the President during the period 9/1–12/31 2005.
3) Closing price for the Investor share the day after Investor's year-end report was released.
4) Average volume-weighted price paid for the Investor B share on the Stockholm Stock Exchange during the period April 12 to April 18, 2005.
5) One-third of the number of granted shares are not considered vested until three years after the grant date, after which one-third vests during each of the two subsecuent years. Thus, of shares granted in 2004, one-third can be exercised after January 20, 2007, etc.

Summary of terms for long-term employee stock option programs 1999-2005

Year issued	Holder[1]	Number of options granted	Number of options exercised at the beginning of the year	Number of options forfeited at the beginning of the year	Number of options at the beginning of the year	Options exercised during 2006	Weighted average share price on exercise date	Options forfeited during 2006	Number of options on December 31, 2006	Percentage of total outstanding shares	Number of vested, not exercised options on December 31, 2006	Theoretical value[2]	Fair value[3]	Strike price	Maturity date	Vesting period (years)
1999	SE	651,680	141,720	54,856	455,104	455,104	133.26	–	0	0.00%	–	17.50	–	93.00	2/11 2006	3
2000	SE	405,529	–	44,410	361,119	252,805	161.89	–	108,314	0.01%	108,314	38.73	–	136.40	2/11 2007	3[5]
2000	OE	380,400	–	182,000	198,400	144,043	158.44	17,300	37,057	0.00%	37,057	38.73	–	136.40	2/11 2007	3[5]
2001	SE	609,900	–	98,300	511,600	48,700	163.08	–	462,900	0.06%	462,900	31.83	–	153.00	2/11 2008	3[5]
2001	OE	566,200	–	241,200	325,000	22,500	159.96	24,800	277,700	0.04%	277,700	31.83	–	153.00	2/11 2008	3[5]
2002	SE	389,000	–	–	389,000	33,200	158.00	–	355,800	0.05%	355,800	18.08	–	121.55	2/11 2009	3[5]
2002	OE	795,750	3,333	179,384	613,033	237,400	144.88	13,133	362,500	0.05%	362,500	18.08	–	121.55	2/11 2009	3[5]
2003	SE	1,081,000	270,666	–	810,334	79,334	137.45	–	731,000	0.10%	731,000	8.21	7.00	52.50	2/11 2010	3[5]
2003	OE	2,606,436	647,720	768,771	1,189,945	579,307	143.40	35,000	575,638	0.08%	575,638	8.21	7.00	52.50	2/11 2010	3[5]
2004	SE	221,900	11,966	–	209,934	12,400	158.00	6,200	191,334	0.02%	123,567	15.80	13.74	84.70	1/20 2011	3[5]
2004	OE	1,079,649	74,176	38,437	967,036	223,644	144.69	79,905	663,487	0.09%	384,468	15.80	13.74	84.70	1/20 2011	3[5]
2005	SE	164,565[4]	–	–	164,565	–	–	9,500	155,065	0.02%	50,104	19.00	15.20	106.70	1/20 2012	3[5]
2005	OE	1,008,469	–	–	1,008,469	98,485	147.80	102,300	807,684	0.11%	229,300	19.00	15.20	106.70	1/20 2012	3[5]
Total		9,960,478	1,149,581	1,607,358	7,203,539	2,186,922		288,138	4,728,479	0.62%	3,698,348					

1) SE = Senior Executives, OE = Other Employees
2) The value of options on the grant date was based on a theoretical value calculated in accordance with the Black & Scholes model. The volatility parameter has been adjusted to take into account the special limitations to disposal rights that are valid for long-term employee stock option programs.
3) Fair value on the grant date calculated in accordance with IFRS 2, which is the basis for the recognized value. See page 70 for a specification of the basis for calculation
4) Of which 22,989 were granted to the President during the period 9/1–12/31 2005.
5) One-third of the number of issued options is considered to be vested during each of the three years immediately following the years the options were granted. Thus, of the options granted in 2005, one-third can be exercised after January 21, 2006. If employment ends, options that have already vested must be exercied within three months from the date employment was terminated As of the 2002 option program, the exercise period has been extended 12 months if a holder has been employed more than four years.

All amounts in SEK millions unless specified otherwise

NOTE 5 cont'd Employees and payroll costs

Accounting effects of long-term share-based remuneration programs
Costs reported for the year for long-term share-based remuneration programs amount to SEK 55 m. (73). The amount includes costs estimated according to the principles in IFRS 2 for equity-settled programs and costs for social security contributions for the programs.

Costs for social security contributions are calculated and allocated in accordance with a statement from the Swedish Financial Accounting Standards Council (URA 46).

The value of Performance Shares on the grant date, in accordance with the 2006 Stock Matching Plan, is based on a theoretical value calculated with the Black & Scholes model and takes into consideration the probability that the goal for developing the net asset value will be fulfilled. External analysts have estimated this probability to be 43 percent. For Performance Shares linked to requirements for a certain development of the net asset value, the same theoretical value as that for Matching Shares is used for distribution and accounting in accordance with IFRS 2.

When options are exercised, equity is negatively affected by the difference between the market value of the shares and the strike price of the options. This is because Investor, instead of issuing new shares, has chosen instead to repurchase shares that are subscribed for by the employees. The effect on equity for the year, as a result of exercise transactions, amounted to SEK –113 m. (–52). The effect is offset by the result from the hedging contract described below, which is recognized in the income statement.

Investor reports all costs for long-term share-based remuneration programs issued to the Group's employees in the Parent Company. The costs for long-term share-based remuneration programs for employees in the Parent Company amounted to SEK 45 m. (63), including social security contributions.

Hedging of long-term share-based remuneration programs
Investor's policy is to implement measures to minimize the effects of an increase in Investor's share price. For programs up to and including 2005, Investor has used share swaps and share options as hedging instruments that are recognized at fair value according to the rules for derivatives (IAS 39) because such swaps and share options do not qualify for hedge accounting. With the hedging solution, long-term share-based remuneration programs do not affect the actual number of outstanding shares in Investor; instead, there is a theoretical dilution effect because of the programs. The number of hedged options depends on the total number of outstanding options and the probability that these options will be exercised. At year-end 2006, the weighted average price in outstanding hedging contracts was SEK 130.72. During 2006, the hedging contracts had a positive effect on net financial items amounting to SEK 194 m. (458), which consisted mostly of unrealized changes in value (see also Note 1 Accounting policies). For programs in 2006, 700,000 shares were repurchased to guarantee delivery.

Pension
Pension for the President and other senior executives consists of two parts:

- A defined benefit pension plan based on premiums in accordance with the BTP Plan (Swedish pension plan for the banking sector) on parts of salary up to 30 basic income amounts (SEK 1,335,000) and the option to choose BTP's alternative special defined contribution pension plan for managers with an annual salary above 10 basic amounts.
- SA defined contribution pension plan based on special pension regulations ("Särskilt Pensionsreglemente") on parts of salary above 20 basic amounts. The amount of the pension provision depends on age and is currently 25 percent until the age of 40; 30 percent between 41 and 50 years; and 35 percent over 51. Only basic salary is used to establish the annual pension premium. Each person who will receive a pension decides on a suitable type together with his or her employer, based on current pension practice. The retirement age is 60 years for the President and other senior executives.

Henry E. Gooss, who is employed by Investor's subsidiary in the United States, is covered by a pension plan that has been prepared in accordance with a model applied in the U.S. The costs for this plan do not exceed those of an equivalent plan in Sweden.

Other employees in Investor are covered by pension agreements in accordance with the BTP Plan and have the option to choose BTP's alternative special defined contribution pension plan on parts of salary between 7.5 and 30 basic amounts.

Other remuneration and benefits
Profit-sharing program for active portfolio management
For Investor's active portfolio management there is a profit-sharing program in which employees receive variable salary corresponding to 20 percent of the unit's profit, after deduction for financial and administrative expenses. The program is conditional upon positive profit growth over a two-year period, during which any losses are taken into account in the following financial year. The calculation of the result – the platform for the profit sharing – is based on the fair value of the security holdings.

Profits are shared in the form of salary or pension insurance. The choice of payment method is neutral for Investor in terms of cost. For the profit-sharing program, SEK 57 m. (13), and SEK 19 m. (4) in social security contributions were expensed during the year in addition to what is reported in the table on page 68. The expensed amount for the profit-sharing programs in 2005 and 2006, a total of SEK 71 m., shall be put in relation to the profit-sharing-based trading result totaling SEK 358 m. for these two fiscal years. Since profit sharing is a direct function of value generation, costs are included under the heading "Changes in value" in the income statement.

Severance pay
A mutual six-month term of notice applies between the President and the company. If the company terminates employment, the President will receive severance pay corresponding to 12 months of basic salary. If no new employment has been obtained after one year, the President is entitled to a maximum of 12 months' additional severance pay.

The terms and conditions for other senior executives do not exceed the terms for the President with regard to terms of notice and severance pay. Other employees in Investor have no contracted right to severance pay.

Fees received for board work
For many years Investor has had the practice of allowing employees to keep the fees they receive for work done on the boards of Core Investments. One reason that this practice is applied is that the employee assumes personal responsibility by having a board position.

Fees received for board work are taken into account by Investor when determining the total remuneration for the employee.

Other benefits
In operations in Sweden, Investor offers employees a number of nonmonetary benefits, including corporate medical service, medical insurance, subsidized lunches, employee fitness programs and the possibility to rent vacation homes. Employees with small children have the possibility to have home help in the form of cleaning and babysitting services. Some senior executives also have a company car and a free parking space in a garage.

NOTE 5 cont'd | Employees and payroll costs

Amounts of remuneration paid to the board and top management

"Top management" in this note is defined on page 68.

The amounts in the table are calculated according to the accruals concept, in which any changes to vacation pay provisions, etc., are included. Variable salary refers to the decided variable salary for the current financial year, unless specified otherwise.

Total remuneration for 2006 (SEK 000s)	Basic salary	Variable salary for the year	Theoretical value of granted long-term share-based remuneration	Total salary	Pension costs excluding payroll tax[2]	Other remuneration and benefits	Board fee[3]	Total remuneration
Top management								
Jacob Wallenberg							2,125	2,125
Björn Svedberg[1]						720	625	1,345
Börje Ekholm	6,763	2,533	3,300	12,596	2,055	438		15,089
Other board members								
Sune Carlsson							687	687
Sirkka Hämäläinen							563	563
Håkan Mogren							625	625
Grace Reksten Skaugen							563	563
Anders Scharp						0	563	563
O. Griffith Sexton							563	563
Peter Wallenberg Jr							625	625
Former board members and presidents								
Peter Wallenberg					14,820			14,820
Others					3,485	1,241		4,726
	6,763	2,533	3,300	12,596	20,360	2,399	6,939	42,294

1) "Other remuneration and benefits" refers to remuneration paid for special assignments for Investor concerning Hi3G.

2) Outstanding pension commitments for Peter Wallenberg decreased with pensions paid during the year and were adjusted for valuation in accordance with IFRS principles. Pension commitments amounted to SEK 133,313,000 at year-end. Outstanding pension commitments for former board members and presidents total SEK 35,009,000. There are no outstanding pension commitments for top management members.

3) In accordance with the decision made by the Annual General Meeting, total board fees were allocated as follows: SEK 1,875,000 to the chairman, SEK 500,000 to each board member not employed by the company, and a total of SEK 1,063,000 as remuneration for work on the committees of the board. See the Corporate Governance Report for more information about remuneration for work on the committees of the board.

The theoretical value of granted options has been calculated in accordance with the Black & Scholes valuation model. For 2006, the theoretical value of Matching Options has been calculated at SEK 15.62 per option on the grant date. The theoretical value of Matching Shares has been calculated at SEK 109.19 per share and for Performance Shares SEK 52.35 per share. The presented total theoretical value of granted long-term share-based remuneration has been reduced by SEK 18.95 per Matching Share to take into account the investment risk taken by the employee.

Total remuneration for 2005 (SEK 000s)	Basic salary	Variable salary for the year	Theoretical value of granted long-term share-based remuneration[4]	Total salary	Pension costs excluding payroll tax[5]	Other remuneration and benefits	Board fee[6]	Total remuneration
Top management								
Jacob Wallenberg							1,700	1,700
Björn Svedberg[1]						720	500	1,220
Börje Ekholm[2]	2,060	983	1,069	4,112	609	7		4,728
Other board members								
Sune Carlsson							550	550
Sirkka Hämäläinen							450	450
Ulla Litzén							450	450
Håkan Mogren							500	500
Anders Scharp							450	450
O. Griffith Sexton							450	450
Former board members and presidents								
Claes Dahlbäck						30		30
Marcus Wallenberg[3]	4,889	1,992	2,077	8,958	1,368	51		10,377
Peter Wallenberg					14,730			14,730
Others					3,398	1,050		4,448
	6,949	2,975	3,146	13,070	20,105	1,858	5,050	40,083

1) "Other remuneration and benefits" refers to special assignments for Investor concerning Hi3G.

2) Assumed the position as President and CEO on 9/1 2005.

3) Resigned as President and CEO on 8/31 2005.

4) The final allocation of the 2005 employee stock option program depends on each senior executive's fulfillment of goals during the year.

5) Outstanding pension commitments for Peter Wallenberg decreased with pensions paid during the year and amounted to SEK 149,154,000 at year-end. Outstanding pension commitments for former board members and presidents total SEK 39,803,000. There are no outstanding pension commitments for top management members.

6) In accordance with the decision made by the Annual General Meeting, total board fees were allocated as follows: SEK 1,500,000 to the chairman, SEK 400,000 to each board member not employed by the company, and a total of SEK 750,000 as remuneration for work on the committees of the board.

The value of granted options has been calculated in accordance with the Black & Scholes valuation model. The value has been calculated at SEK 15.20 per option for the 2005 Employee Stock Option Program.

All amounts in SEK millions unless specified otherwise

NOTE 5 cont'd Employees and payroll costs

Amounts of remuneration paid to other senior executives

"Other senior executives" for Investor refers to the Management Group, excluding the President. At year-end, the Management Group consisted of five men. The amounts in the table are calculated according to the accruals concept, whereby the terms basic salary and variable salary refer to expensed amounts, including any changes to provisions for variable salary, vacation pay, etc.

Total remuneration for 2006 (SEK 000s)	Basic salary	Variable salary for the year	Theoretical value of granted long-term share-based remuneration[2]	Total salary	Pension costs excluding payroll tax[3]	Other remuneration and benefits	Total remuneration
Management Group, excluding the President[1]	17,682	11,661	7,478	36,821	4,623	591	42,035
	17,682	11,661	7,478	36,821	4,623	591	42,035

1) Adine Grate Axén until 9/30 2006, Henry E. Gooss, Johan Forssell, Lennart Johansson and Lars Wedenborn.
2) The final allocation of the 2006 Stock Matching Plan is presented in the tables in the "Long-term share-based remuneration" section (under the heading "2006").
3) There are no outstanding pension commitments for other senior executives.

The theoretical value of granted options has been calculated in accordance with the Black & Scholes valuation model. For 2006, the theoretical value of Matching Options has been calculated at SEK 15.62 per option on the grant date. The theoretical value of Matching Shares has been calculated at SEK 109.19 per share and for Performance Shares SEK 52.35 per share.

Total remuneration for 2005 (SEK 000s)	Basic salary	Variable salary for the year	Theoretical value of granted long-term share-based remuneration[2]	Total salary	Pension costs excluding payroll tax[3]	Other remuneration and benefits	Total remuneration
Management Group, excluding the President[1]	17,756	11,418	5,016	34,190	5,091	717	39,998
	17,756	11,418	5,016	34,190	5,091	717	39,998

1) Adine Grate Axén, Börje Ekholm until 8/31 2005, Henry E Gooss, Fredrik Hillelson and Lars Wedenborn.
2) The number of employee stock options granted to other senior executives total 99,639 and 1,593,997 at year-end, on an accumulated basis. The number of shares (restricted stock) granted to the Management Group total 36,073 and 81,373 at year-end, on an accumulated basis.
3) There are no outstanding pension commitments for other senior executives.

The value of granted options has been calculated in accordance with the Black & Scholes valuation model. The value has been calculated at SEK 15.20 per option on the grant date for the 2005 Employee Stock Option Program.

In the financial statements for a fiscal year, a provision is made for variable salary for that year. The decision to award actual varible salary, and its payment, is made in the beginning of the subsequent year. The expensed amount may therefore differ from the decided amount.

As a result of realized gains in parallel investment programs (carried interest plans, see also Note 29 Related party disclosures), other senior executives in the Private Equity Investments business area have received SEK 13,588,000 (89,593,000).

OTHER OPERATIONS

Other operations comprise the activities of The Grand Group and the advisory companies to the EQT funds. The payroll costs shown below for these units are included in "Costs of goods and services sold" in the income statement.

Average number of employees

	2006		2005	
	Total	of whom women	Total	of whom women
The Grand Group, Sweden	262	132	328	162
Other subsidiaries	98	36	102	49
Total other operations	360	168	430	211

Gender distribution in boards and senior management

The gender distribution in the boards of Investor's other operations consisted of 22 percent women and 78 percent men. The corresponding gender distribution for senior executives was 15 percent women and 85 percent men.

Expensed wages, salaries, board of director fees and other remuneration, as well as social security contributions

	2006					2005				
	Wages, salaries and other remuneration	Costs for benefits and share-based remuneration	Social security contributions	*Of which, pension costs*	Total	Wages, salaries and other remuneration	Costs for benefits and share-based remuneration	Social security contributions	*Of which, pension costs*	Total
The Grand Group	79	2	28	*2*	109	88	2	34	*5*	124
Other subsidiaries	150	10	33	*12*	193	138	8	31	*11*	177
Total other operations	229	12	61	*14*	302	226	10	65	*16*	301

Expensed wages, salaries and pensions distributed by board members and the President and other employees

	2006					2005				
	Board and President	*of which variable salary*	*of which pension*	Other employees	Total	Board and President	*of which variable salary*	*of which pension*	Other employees	Total
The Grand Group	3	*0*	*0*	78	81	3	*0*	*1*	90	93
Other subsidiaries	29	*6*	*4*	133	162	34	*4*	*5*	115	149
Total other operations	32	*6*	*4*	211	243	37	*4*	*6*	205	242

AstraZeneca

ERIC

GRAND HÔTEL
STOCKHOLM - SWEDEN

Atlas Copco

ABB

Ele

SEB

SCANIA

SAAB

1916



To move from the old, to what is about to come, is the only tradition worth keeping.

Marcus Wallenberg, 1946



INVESTOR AB (PUBL)
SE-103 32 Stockholm
Sweden
Visiting address: Arsenalsgatan 8C
Phone +46 8 614 2000
Fax: +46 8 614 2150

INVESTOR GROWTH CAPITAL AB
SE-103 32 Stockholm
Sweden
Visiting address: Arsenalsgatan 8C
Phone: +46 8 614 1800
Fax: +46 8 614 1819

INVESTOR GROWTH CAPITAL, INC.
630 Fifth Avenue, Suite 1965
New York, New York 10111
United States
Phone: +1 212 515 9000
Fax: +1 212 515 9009

INVESTOR GROWTH CAPITAL, INC.
333 Middlefield Road
Suite 110
Menlo Park, CA 94025
United States
Phone: +1 650 543 8100
Fax: +1 650 543 8110

INVESTOR GROWTH CAPITAL ASIA LIMITED
1701 Hutchison House
10 Harcourt Road
Central, Hong Kong
Phone: +852 2123 8000
Fax: +852 2123 8001

INVESTOR GROWTH CAPITAL HOLDING B.V.
World Trade Center
Strawinskylaan 1159 D-Tower, Floor 11
1077 XX Amsterdam
The Netherlands
Phone: +31 20 577 6600
Fax: +31 20 577 6609

INVESTOR GROWTH CAPITAL ASIA LIMITED
Togin Building, 13F
1-4-2 Marunouchi Chiyoda-ku
Tokyo 100-0005
Japan
Phone: +813 3283 0310
Fax: +813 3283 0310

INVESTOR GROWTH CAPITAL ASIA LIMITED
(BEIJING REPRESENTATIVE OFFICE)
Level 20, Unit 02-04,
China World Trade Tower 2
No. 1 Jian Guo Men Wai Avenue
Beijing 100004
China
Phone: +86 10 5866 9698
Fax: +86 10 5866 9686

www.investorab.com

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